UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

24- 10157

FORM 1-A

Amendment No. 3

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

GLOBAL MEDIA
AFFILIATES, INC.

(Exact Name of Issuer as Specified in its Charter)

NEVADA
(State or Other Jurisdiction of Incorporation or Organization)

8880 Rio San Diego Drive (Rio Tower)
8th Floor (PMB 823)
San Diego, CA 92108
(877) 606-6621
(Address, Including Zip Code and Telephone Number of Issuer's Principal Executive Office)

BARBARA FRANK
THE UPS STORE, 1350 E. FLAMINGO RD.
LAS VEGAS, NV 89119
702.732.0024
(Address, Including Zip Code and Telephone Number of Agent for Service of Process)

	20-5102585
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

"This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A."

PART I

NOTIFICATION

NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Justin Guisinger
125 Hillcrest Dr. #6
Encinitas, CA. 92024

Address:

125 Hillcrest Dr. #6
Encinitas, CA. 92024

(b) the issuer's officers;

Justin Guisinger
125 Hillcrest Dr. #6
Encinitas, CA. 92024

Address:

125 Hillcrest Dr. #6
Encinitas, CA. 92024

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

(1)
Justin Guisinger
125 Hillcrest Dr. #6
Encinitas, CA. 92024
Total Shares: 75,000,000
Percentage:

Address:

125 Hillcrest Dr. #6
Encinitas, CA. 92024

Total Shares Owned/Controlled by Record Owners of 5 percent or more:
Total Shares: 75,000,000
Percentage:

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

(1)
Justin Guisinger
125 Hillcrest Dr. #6
Encinitas, CA. 92024
Total Shares: 75,000,000
Percentage:

Address:

125 Hillcrest Dr. #6
Encinitas, CA. 92024

Total Shares Owned/Controlled by Beneficial Owners of 5 percent or more:

Total Shares: 75,000,000
Percentage:

(f) promoters of the issuer;

Justin Guisinger	**Address:**	
125 Hillcrest Dr. #6		**125 Hillcrest Dr. #6**
Encinitas, CA. 92024		**Encinitas, CA. 92024**

(g) affiliates of the issuer;

N/A

(h) counsel to the issuer with respect to the proposed offering;

The Company has retained the Law Firm of Applbaum & Zouvas, LLP, as its corporate counsel.

APPLBAUM & ZOUVAS, LLP
925 HOTEL CIRCLE SOUTH
SAN DIEGO, CA. 92108
619.688-1715

(i) each underwriter with respect to the proposed offering;

N/A

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The jurisdiction(s) in which the securities are to be offered by underwriters, dealers or salespersons pursuant to this Form 1-A are:

N/A

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The jurisdictions in which the securities are to be offered in states to be determined. Securities are to be offered directly by Global Media Affiliates.

The Securities are being offered by the issuer to all Fifty (50) states of the United States of America.

The method for offering these securities is through this Form 1-A. "We will sell the shares in this offering through our officer and director. The officer and director engaged in the sale of the securities will receive no commission from the sale of the shares nor will the officer and director register as a broker-dealer. We have no intention of inviting broker-dealer participation in this offering. We intend to advertise and hold investment meetings in various states where the offering will be registered. We will also distribute this statement to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering".

ITEM 5. Unregistered Securities Issued or Sold Within One Year

There have been no sales of unregistered securities within the past year prior to the filing of this Form 1-A.

There have been no shares issued within the past year.

There were no sales of unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer or any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

There are no arrangements known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement who is prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

Type of securities offered:	**Common Stock**
Maximum number of securities offered:	**50,000,000**
Minimum number of securities offered:	**30,000,000**
Price per security:	**$0.10**
Total proceeds: If maximum sold:	**$5,000,000**
If minimum sold:	**$3,000,000**

(See Questions 9 and 10)
Is a commissioned selling agent selling the securities in this offering? **No.**
If yes, what percent is commission of price to public? **N/A**
Is there other compensation to selling agent(s)? **[ ] Yes [X] No**
Is there a finder's fee or similar payment to any person? **[ ] Yes [X] No** (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? **[ ] Yes [X] No** (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals? **[ ] Yes [X] No** (See Question No. 25)
Is transfer of the securities restricted? **[ ] Yes [X] No** (See Question No. 25)

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE SECURITIES ARE OFFERED TO ACCREDITED INVESTORS ONLY.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Company:

[ ] Has never conducted operations.

[X] Is in the development stage.

[ ] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
N/A	N/A	N/A

The offering has not been registered in any states at this point

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **187** pages.

PART II

OFFERING CIRCULAR

THE COMPANY

1. Exact corporate name: **GLOBAL MEDIA AFFILIATES, INC.**
(hereinafter "**GMA**" or the "**Company**")

State and date of incorporation: **NEVADA on 6/13/2006**

Street address of principal office: **8880 Rio San Diego Dr., 8th Floor, PMB 823, San Diego, CA 92108**

Company Telephone Number: **(877) 606-6621**

Fiscal year: **12/31**
(month)/(day)

Person(s) to contact at Company with respect to offering: **Justin Guisinger**

Telephone Number (if different from above):

RISK FACTORS

AN INVESTMENT IN THESE SECURITIES INVOLVES AN EXCEPTIONALLY HIGH DEGREE OF RISK AND IS EXTREMELY SPECULATIVE. IN ADDITION TO THE OTHER INFORMATION REGARDING OUR COMPANY CONTAINED IN THIS PROSPECTUS, YOU SHOULD CONSIDER MANY IMPORTANT FACTORS IN DETERMINING WHETHER TO PURCHASE THE SHARES BEING OFFERED. THE FOLLOWING RISK FACTORS ARE THE POTENTIAL AND SUBSTANTIAL RISKS WHICH COULD BE INVOLVED IF YOU DECIDE TO PURCHASE SHARES IN THIS OFFERING.

(1) *GMA May be Unable to Increase its Market Size*

In order to maximize our revenues, GMA needs to increase its market size. If it is unable to do so, there could be a material adverse affect on GMA operations, market acceptance and ultimately our stock price. While GMA anticipates successfully increasing our market size considerably, there can be no guarantee of this result.

(2) ***Failure to properly manage growth could result in a material negative impact on our revenue, distract our management and waste our resources***

Rapid growth strategy could result in a strain on our infrastructure and internal systems or require us to recruit additional senior management and other personnel at substantial costs. This could result in a material negative impact on our business operations and profit margins. In general, the company views rapid growth as a positive implication, but must be able to manage such growth in an effective manner.

(3) ***Many of our competitors have greater resources and are more diversified than we are***

GMA will be competing for revenues and market share against corporations that are significantly larger and more established than GMA. There has been consolidation in the industry and our competitors include market participants with interests in multiple media businesses which are often vertically integrated and/or are part of large diversified corporate

groups with a variety of other operations that can provide stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their business operations. In addition, these competitors may have more resources with which to compete for product ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production of DRTV advertising campaigns. The resources of these competitors may also give them an advantage in acquiring other businesses or assets that we might also be interested in acquiring.

(4) We *must successfully respond to rapid changes in technology, services and standards to remain competitive*

Technology in the video, telecommunications, radio, music and data services used in the entertainment and Internet industries is changing rapidly. Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage could have a negative effect on our businesses.

Examples of such advances in technologies include video-on-demand, satellite radio, new video formats and downloading from the Internet. For example, devices which allow users to view or listen to television or radio programs on a time-delayed basis and technologies which enable users to fast-forward or skip advertisements, such as DVR's and portable digital devices, may cause changes in consumer behavior that could adversely affect our revenues. In addition, further increases in the use of portable digital devices which allow users to view or listen to content of their own choosing, in their own time, while avoiding traditional commercial advertisements, could adversely affect our radio and television broadcasting advertising revenues.

Also, cable providers and direct-to-home satellite operators are developing new techniques that allow them to transmit more channels on their existing equipment to highly targeted audiences, reducing the cost of creating channels and potentially leading to the division of the television marketplace into more specialized niche audiences. More television options increase competition for viewers and competitors targeting products to narrowly defined audiences may gain an advantage over us for generating revenues in said niche markets.

The ability to anticipate and adapt to changes in technology on a timely basis and exploit new sources of revenue from these changes will affect our ability to continue to grow and increase our revenue and profitability.

(5) *Unable to Develop or Obtain Programming*

If GMA cannot develop or obtain suitable DRTV programming and content for its products and services, then distribution of our products might be limited, and the attraction of advertising with GMA could also diminish which could have a material adverse impact on GMA operations, market acceptance and ultimately our stock price. GMA does not anticipate incurring any inability to develop or obtain suitable programming for our product lines, however, the successful development of such programming can not be guaranteed.

(6) *Inability to Negotiate Acceptable Agreements with Strategic Relationships*

GMA's success will rely to an important extent on its strategic relationships in the areas of advertising and distribution channels. Currently GMA has only one strategic material agreement in place, with the production company Take2Direct (see exhibit 16). However, GMA does not currently have strategic relationships executed with other important parties such as product fulfillment or media buying companies. If GMA is unable to negotiate acceptable agreements with such parties, it would present a risk to investors, primarily because these agreements will be necessary to execute the business model and ultimately generate revenues. Management believes the company will be able to negotiate acceptable agreements with these parties, but investors should be aware that a failure to reach such agreements would pose a considerable risk.

(7) *Federal Communication Commissions Regulation*

The business of GMA is directly and indirectly subject to regulation by the Federal Communications Commission. Should the Federal Communications Division through its regulatory authority impose fines, revoke licenses of carriers of GMA content, or impose new regulations which make it difficult for GMA to distribute its content, the profitability of GMA might be severely impacted in a negative fashion.

(8) *Consumer Preferences May Change*

While currently there is a vast market for GMA's products, this preference could change for any number of reasons currently unforeseen to GMA. Such a shift in consumer preference and spending habits could have a material adverse affect on GMA operations, market acceptance and ultimately our stock price.

(9) *We have an Accumulated Deficit and we have a Limited History of Operations as a Company*

We have incurred relatively small debt for operating costs since our inception as a corporation. Operating losses may continue, which could adversely affect financial results from operations and stockholder value, and there is a risk that we may never become profitable. While GMA does not anticipate the occurrence of continuing losses after our product positioning and generation of revenues through product sales, the profitability of GMA can not be guaranteed.

As of September 30, 2006 we had an accumulated deficit of $22,000, all of which related to our ongoing operations. There can be no assurance that we should be successful in managing the Company as a major media and marketing network.

(10) *We expect to have a need for Additional Financing in the Future*

As of December 31, 2006, we had a working capital deficit of $30,818. Subsequently, in January 2007, we received a cash infusion of $75,000 from our shareholder which we expect to be adequate for our operating needs until we complete the stock offering. While we do not anticipate any cash flow issues in the foreseeable future, our limited history of operations could raise a substantial doubt in the future about our ability to continue as a going concern. There can

be no assurance that we will have adequate capital resources to fund planned operations or that any additional funds will be available to us when needed, or if available, will be available on favorable terms or in amounts required by us. If we are unable to obtain adequate capital resources to fund our business operations, it may be required to delay, scale back or eliminate some or all of our operations, which may have a material adverse effect on our business, results of operations and ability to operate as a going concern.

Our business requires a substantial investment of capital. The production and distribution of our services and products require a significant amount of capital. In the future, we may requite a significant portion of our capital requirements from private parties, institutions, or other sources. Although we intend to reduce the risks of our exposure through strict financial guidelines and prompt payments from customers, we cannot assure you that we will be able to implement successfully these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future products. If we increase our production budget, we may be required to increase overhead, make larger payments for marketing purposes and consequently bear greater financial risks. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

GMA anticipates reaching profitability after the successful execution of our initial product launches, but can make no guarantee as to the actual outcome of such business operations.

(11) ***Penny Stock Regulation***

Our common stock is deemed to be a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system.

Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market.

The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks.

Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities. The foregoing required penny stock restrictions should not apply to our securities if such securities maintain a market price of $5.00 or greater. Considering our stock currently has a

bid price of $.10 cents with little or no volume, there can be no assurance that the price of our securities will ever maintain or exceed such a level.

(12) ***Risks of Litigation***

The nature of the media industry is such that claims from third parties alleging infringement upon their rights to intellectual property are not uncommon. It is possible that we could receive such claims at some point in the future following release of programming by us. Such claims could have material adverse impact on our results from operations and our financial statements.

While GMA will work to ensure proper procedure for safeguarding our legal intellectual property rights, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us, or that any assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on our business, financial condition or results of operations.

(13) ***Our Director Owns a Large Portion of our Common Stock***

As of December 31, 2006, Justin Guisinger, our director, beneficially owns approximately **100%** of our outstanding Common Stock. This concentration of our common stock ownership, combined with Mr. Guisinger's position as a member of our Board of Directors, substantially reduce the ability of other shareholders to impact matters requiring shareholder approval, or cause a change in control to occur. As a result, Mr. Guisinger, acting as the majority shareholder, is able to exercise sole discretion over all matters requiring shareholder approval, including the election of the entire board of directors and approval of significant corporate transactions, including an acquisition. Such concentration of ownership may also have the effect of delaying or preventing a change in control or impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

(14) ***Fluctuation of Operating Results***

Like other companies in our industry, our revenues and results of operations could be significantly dependent upon the timing of programming releases and the commercial success of the programming we distribute, none of which can be predicted with certainty. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

In accordance with generally accepted accounting principles and industry practice, we intend to amortize programming costs using the individual-program-forecast method under which such costs are amortized for each program in the ratio that revenue earned in the current period for such title bears to management's estimate of the total revenues to be realized from all media and markets for such title. To comply with this accounting principal, our management plans to regularly review, and revise when necessary, our total revenue estimates on a program-by-program basis, which may result in a change in the rate of amortization and/or a write-down of the program asset to net realizable value. Results of operations in future years should be

dependent upon our amortization of programming costs and may be significantly affected by periodic adjustments in amortization rates. The likelihood of the Company's reporting of losses is increased because the industry's accounting method requires the immediate recognition of the entire loss in instances where it is expected that a program should not recover the Company's investment.

Similarly, should any of our services be profitable in a given period, we should have to recognize that profit over the entire revenue stream expected to be generated by the individual program.

(15) ***Difficulties with Relationships Impacting Organized Labor may Adversely Impact our Earnings and Ability to Complete Television Projects or Provide Programming***

Classes of personnel required to complete a program or commercial advertisement often bargain collectively through guilds and unions. There is no assurance that labor difficulties will not adversely affect the production of our programs and commercial advertisements.

It is common for television directors, producers, animators and actors at television production companies to belong to a union. We may be directly or indirectly dependent upon the work of union members, and work stoppages or strikes organized by such unions could materially adversely impact our business, specifically in regard to the time delay and/or production cost increase which may result from such a strike. This could adversely impact our financial condition or results of operations. For example, many of the actors who provide voice talent for films and television are members of the Screen Actors Guild (SAG) and/or the American Federation of Television and Radio Artists (AFTRA). If a work stoppage did occur, it could delay the completion of our programs and have a material adverse effect on our business operating results or financial condition.

GMA does not anticipate that such a strike or work stoppage would be likely to occur over the limited course of a DRTV production, or that if such a strike were to occur that the Company would not be able to maintain business operations successfully moving forward, but can make no guarantee as to the outcome if such an event were to occur on one of our productions.

(16) ***We are Subject to Risks Caused by the Availability and Cost of Insurance***

Changing conditions in the insurance industry have affected most areas of corporate insurance. These changes have equated to higher premium costs, higher deductibles and lower insurance coverage limits. We intend to obtain insurance policies standard in our industry, including general liability insurance and related insurance. This decision should be made by our management after their review of other insurance policies we obtain for our operations. There is no way to know how comprehensive our coverage may be or how such a loss might impact the success of the Company.

(17) ***Our Success Depends on the Commercial Success of our Television Programming, which is Unpredictable***

Operating in our industry involves a degree of risk. Each DRTV campaign is an individual work, and unpredictable audience reactions primarily determine commercial success. While the Company will utilize market research in a comprehensive manner, the fact remains

that the commercial appeal of various consumer product lines can never be predicted with absolute certainty. Generally, the popularity of our programs and commercial advertisements may depend on many factors, including but not limited to the key talent involved, and the commercial appeal of the specific advertised products.

The commercial success of our DRTV campaigning also depends upon the quality and acceptance of similar types of programs that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternatives, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change.

We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

Our success could depend on the experience and judgment of our management to select and develop new investment and programming opportunities to increase sales on new product lines and ultimately profitability. We cannot make assurances that our efforts will obtain favorable results, or that our programming will perform well on the various satellite, cable and station outlets we plan to distribute our programming to. The failure to achieve any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

(18) ***We are Smaller and Less Diversified than Most of our Competitors***

Although we plan to be a major integrated DRTV corporation in the future, we expect to constantly compete with major U.S. and international corporations. Most of the competing groups can provide both the means of distributing their programming and products, and enjoy stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their television operations. In addition, the major competitors have more resources with which to compete for ideas, products, storylines and scripts created by third parties as well as for key personnel required for production. The resources of said competitors may also give them an advantage in acquiring other businesses or assets, that we might also be interested in acquiring. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

(19) ***We May Not be Able to Obtain Additional Funding to Meet our Requirements***

Our ability to grow the Company through acquisitions, business combinations and joint ventures, to maintain and expand our development, acquisition, production and distribution of products and media services, and to fund our operating expenses will depend upon our ability to obtain funds through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of our interests in certain projects or other assets. If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations or financial condition.

(20) ***Leverage Risks***

The degree to which we may become leveraged may require us to dedicate a portion of our cash flow to the payment of principal of, and interest on, such incurred indebtedness, reducing the amount of cash flow available to fund production costs and other operating expenses. Additionally, the degree to which we might become leveraged may adversely affect our ability to obtain additional financing, if necessary, for such operating expenses, to compete effectively against competitors with greater financial resources, to withstand downturns in our business or the economy generally and to pursue strategic acquisitions and other business opportunities that may be in the best interests of us and our stockholders.

The Company does not anticipate becoming leveraged to the extent described above, and in the opinion of management believes that a successful offering will provide adequate funds for the Company to become profitable following successful product launches. However, it can not be guaranteed that the Company will be able achieve such profitability, and investors should keep this in mind while making investment decisions.

(21) A PORTION OF THE PROCEEDS FROM THIS OFFERING WILL BE USED FOR EXECUTIVE COMPENSATION

The company intends to use a portion of the proceeds from this offering to compensate executive management. The dollar amount of compensation is expected to be $500,000. If the maximum amount is raised, this would equate to 10% of the proceeds directed toward executive compensation. If the minimum amount is raised, this would equate to 17% of the proceeds directed toward executive compensation. Further information concerning executive compensation can be found in Item 39(b).

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

(22) *SHOULD OUR STOCK BECOME LISTED ON THE OTC BULLETIN BOARD, IF WE FAIL TO REMAIN CURRENT ON OUR REPORTING REQUIREMENTS, WE COULD BE REMOVED FROM THE OTC BULLETIN BOARD WHICH WOULD LIMIT THE ABILITY OF BROKER-DEALERS TO SELL OUR SECURITIES AND THE ABILITY OF STOCKHOLDERS TO SELL THEIR SECURITIES IN THE SECONDARY MARKET.*

Companies trading on the Over-The-Counter Bulletin Board, such as we are seeking to become, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. In addition, we may be unable to get re-listed on the OTC Bulletin Board, which may have an adverse material effect on our Company.

(23) Resale of our securities may be difficult because there is no current market for our securities and it is possible that no market will develop.

There is no current public market for our securities, and no assurance that such a public market will develop in the future. Therefore there is no central place, such as stock exchange or

electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

Even in the event that such a public market does develop, there is no assurance that it will be maintained or that it will be sufficiently active or liquid to allow shareholders to easily dispose of their shares. Even if a market does develop there is no guarantee that you will be able to sell your stock for the same amount you originally paid for it.

Our failure to be listed on an exchange or NASDAQ makes trading our shares more difficult for investors. It may also make it more difficult for us to raise additional capital. Further, we may also incur additional costs under state blue sky laws in connection with any sales of our securities.

Risks Associated With Our Securities:

(24) We do not expect to pay dividends in the foreseeable future.

We intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not expect to pay any cash dividends in the foreseeable future. Any future dividends will depend on our earnings, if any, and our financial requirements.

We have historically lost money so we intend to retain the future profit in the company to sustain the business growth rather than pay dividends.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Global Media Affiliates, Inc. (GMA)'s goal is to become a leader in the field of producing, marketing, and selling consumer products on a national level by utilizing direct response television advertising (DRTV) as a primary source of generating consumer sales. Specifically, the products we intend to bring to market in 2007 are published non-fiction / self-help books which we believe will have considerable commercial appeal to a broad national consumer base. A detailed description of the four books is found in the following section titled "The GMA Platform and Initial Launch."

DRTV stands for "Direct Response Television" marketing. It is a specific advertising format that calls consumers directly to action by immediately picking up the phone or going to the website to order the product. This form of marketing cuts out the need for a retail middleman, thereby increasing profit margins on all products. GMA develops, produces, and markets commercially viable products that have considerable mark-up prices, aiming to maximize profitability. Additionally, DRTV marketing has the ability to reach a large national audience, thereby increasing our opportunities to benefit from economies of scale.

Additionally, our Direct Response marketing will include e-commerce campaigns utilizing SEO (search engine optimized), which allows consumers to find and purchase our products online. Additionally, GMA intends to proceed to traditional retail distribution (after utilizing DRTV marketing) to further reach consumers looking for our product lines, by working with a wholesale distribution company called Biblio which distributes to major book retailers including Borders, Barnes & Noble, and Waldenbooks. For a detailed description on retail distribution, please see the section under Business & Properties titled "Traditional Retail Marketing."

By strategic product development, we mean that Global Media will develop products which we anticipate will be appealing to a large national audience. In order to determine what makes products commercially viable, we look at DRTV market trends and consumer activity.

For instance, when discussing our initial product lines, we can site several examples, one such as Tony Robbins, who has marketed several books using DRTV marketing with great sales volume and profitability. Another example would be Kevin Trudeau, whose DRTV marketed book 'Natural Cures' was on the NY Times best seller list for months. A further example would be Information USA, a company which uses DRTV to sell books on how to get government grants and has enjoyed significant sales volume on this particular product line. Furthermore, the cost of producing such literary products is considerably low in regards to the price point in which the product can be sold for.

The success of the products mentioned above were due primarily to the fact that they were marketed effectively as products that assist in fulfilling some of the most basic desires in life. Whether it is the desire for personal success and motivation, a healthy lifestyle, or access to financial resources, these products tapped into important aspects of consumer's lives. GMA believes that our products will tap into similar desires which, to the best of our knowledge, have not been utilized by implementing an integrated DRTV marketing format.

To further develop products in commercially viable lines such as health, beauty, and fitness products, Global Media intends to allocate funding for R&D into developing excellent products and analyzing which products sell high volume and why. Current market research indicates that certain cosmetics, diet plans or pills, and fitness products/programs sell high volume on DRTV methodology and GMA intends to explore these opportunities, contingent upon the successful completion of our initial product launches.

GMA's marketing methodology aims to keep costs low while maximizing exposure to a national consumer base, allowing us to recognize considerable profit opportunities.

Gunslinger Entertainment is wholly owned subsidiary of GMA, and was recorded as a registered Limited Liability Corporation in California in January of 2006. This Company specializes in producing commercially viable DVDs and books marketed to consumers on a national level, and retains all copyrights of products.

GMA is currently working in conjunction with Gunslinger Entertainment on its national product launches. By utilizing the effectiveness of its direct response marketing model, GMA targets maximum profitability through direct sales.

Direct Response Marketing is a powerful way to generate sales. It consists of television advertising in an infomercial style format (be it 30 minutes or 1 minute) which directly calls consumers to action with the theory of 'people don't buy, people are sold.'

In addition to benefiting from our own integrated approach to consumer sales, GMA will work with clients to assist in the development of product positioning on a national level. While providing consultative services to clients will not be the focal point of our business model, it does provide additional opportunities to generate revenue. GMA uses strategic media placement and targeted demographic information to help clients achieve success with their marketing. Assisting clients in their marketing efforts will be another source of generating revenues for GMA, although it will not be the focal point of our business model.

Global Media Affiliates Inc. can provide a wide array of services for its clients. For companies looking to promote its product or service on a local or national level, GMA can assist in the creation of multi-media print, web, and television advertising campaigns as well as strategic media placement and targeted demographic information. By servicing clients, GMA can recognize another profit opportunity to further increase revenues.

GMA's marketing methods aim to ensure success by keeping costs low and maximizing exposure to a broad consumer base. GMA will work with clients from start to finish on a specifically tailored campaign to best suit the client's needs.

A corporate overview of GMA may also be found online at **www.globalmediaaffiliates.com**

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The GMA Platform and Initial Launch

GMA is currently developing four unique products that we anticipate will have commercial appeal and high demand to a broad national consumer base. The four products are:

a.) "surefire guide to gambling strategies"
b.) "the spark"
c.) "so you want to lose 30 pounds in 3 months?"
d.) "beginners guide to making money in the financial markets"

Our ~~second~~ initial product will be titled "Surefire Guide to Gambling Strategies" and will be marketed to the very large national audience of consumers who are interested in learning more about gaming strategy, including poker, blackjack, craps, and other popular casino games. Casino gaming revenues have doubled to $22billion since 2000, indicating that gaming is increasing in popularity and widening its consumer base (source – Business Week online, 9/25/06). GMA intends to reach individuals looking for strategic advice on gaming strategies and probabilities by creating an effective advertising format to promote the product.

"Surefire Guide to Gambling Strategies" will be a low cost production item which can retail substantially higher. Specifically, the production cost of the product is $1.23 per unit while the retail price point can be reasonably set at $19.99. The cost per unit is based on a 2006 estimate provided via phone by Morris Printing, based on an initial quantity order of 50,000 units.

~~Like "the spark," "the surefire guide to gambling strategies" will be a low cost production item which can retail substantially higher.~~ It is important to note that competition from internet sites offering similar information will make it important that our DRTV campaign is executed in such a way to effectively increase the impulse purchase quality of our product. The author of "Surefire Guide to Gambling Strategies" is Justin Guisinger, under the pseudonym Jonny Gunslinger, who at the time of the filing has completed the book in its entirety. The book has been submitted to the US Copyright Office for copyright protection and is recorded, via certified mail through the US Postal Service, as having been received on 02/05/2007 Furthermore, the company has received an ISBN (international standard book number) through RR Bowker, the authorized agency for issuing ISBNs, which is important for distribution and cataloguing. Additionally, the book's back cover contains a bar code which is something that is necessary for retailers to carry and sell published books. The book's cover design was created by LM Designing of Santa Monica, CA and GMA maintains the rights to that artistic work.

"The Spark" will be marketed on the appeal for the basic desire people have for experiencing a fulfilling romantic life. GMA recognizes that there is a significantly large national market of consumers who are in a situation where they are interested in enhancing their romantic experience, which is a very important aspect of many people's lives. The product will be an aesthetically designed 2 for 1 package outlining ways to bring the romance back to their relationship. GMA anticipates "the spark" to be a high demand product marketed to a national consumer base of couples who are married, or in long term relationships, and looking to bring the 'spark back'.

Mr. Guisinger, the President of GMA, has met in person with Rae Lesser Blumberg Ph.D. and discussed the potential of her authoring "The Spark." Dr. Blumberg is a professor of sociology at the University of Virginia and also Professor Emerita of sociology at the University of California, San Diego. Dr. Blumberg has authored four published books previously. While her work focuses primarily on socio-economic and gender issues, her credentials as a professor of sociology are advantageous to authoring a book such as "The Spark." The company currently has no material contract with Dr. Blumberg, but has spoken verbally with her in person and in the best judgment of management believes Dr. Blumberg will be a good fit. The company intends to negotiate a contract but cannot cite specific terms until a definitive agreement has been established. The company will, however, maintain all intellectual property rights (copyright) on the product. If a material contract cannot be reached with Dr. Blumberg, the company will approach other professionals with similar credentials (such as relational therapists). In the unforeseen event that no material contract can be reached at this stage, Mr. Guisinger will personally author the book.

This product, like all of our products under development, entails a very low cost of production in regards to the retail price point we have established consumers would be willing to pay, based on market research. We believe that the mark-up on this, and additional product lines, stand to offer GMA a great opportunity to recognize rapid growth of revenues and profits. ~~Specifically, the production cost of the product is $1.23 per unit while the retail price point can be reasonably set~~

~~at $19.99. The cost per unit is based on a 2006 estimate provided via phone by Morris Printing, based on an initial quantity order of 50,000 units.~~

The product has practical benefit to the consumer base in this demographic. The book/s will provide a list of romantic date ideas, and show them a list of ways to bring the spark back. The product will offer them an affordable and exciting way to enjoy a product that can assist in one of the most important aspects of their life. The book's cover design was created by LM Designing of Santa Monica, CA and GMA maintains the rights to that artistic work.

In regards to "so you want to lose 30 pounds in 3 months?" we can note that diet plans and programs have consistently been top selling products over DRTV campaigns. New dieting trends arise from time to time, including the very popular Atkins diet and South Beach diet. GMA intends to capitalize on the vast audience of American consumers desiring to lose weight and get into better shape by offering a unique new dieting program outlined in the product. We believe this product will be particularly well positioned for marketing in January or February, a time when many Americans have put on a few extra pounds over the holidays and are making New Year's resolutions to get in better shape. However, selling diet plans can prove profitable anytime of the year. The company currently has no material contract in place for the author of this book, but intends to approach nutritional specialists and/or physical trainers who are qualified to create a dietary and exercise plan to help consumers achieve their weight loss goal. GMA does not anticipate having any difficulty sourcing a qualified author with whom to negotiate a reasonable publishing contract but can make no guarantee in this regard.

Finally, our fourth product under development titled "a beginners guide to making money in the financial markets" is positioned to appeal to large base of individuals looking for a comprehensive guide to investing, written in simple terms that can be easily understood by individuals unfamiliar with the markets. At the time of this offering, the mainstream media has provided broad coverage of the Dow Jones record setting highs. We believe this coverage, like other times when the markets are bullish, creates awareness that individual investors can profit from wise investment choices, and many individuals desire to make extra money by investing. Our product will offer a broad overview for new investors as well as the large demographic of baby boomers who are looking to plan for retirement. The book will be authored by Justin Guisinger and at the time of this filing the book is in preliminary development planning.

GMA has entered into a material agreement with Take2Direct, a Irvine, CA. based production company specializing in DRTV campaigns. Under the terms of the agreement, GMA has agreed to pay $20,000 in exchange for the master copy of the final production of the 60 second DRTV spot, in which GMA will maintain the rights to intellectual property ownership. GMA has paid half of the fee upfront as a deposit and will pay the other half upon completion of the production. Further information about the agreement can be found in exhibit 16.

Take2Direct will work with GMA to produce a 60 second commercial spot to promote "Surefire Guide to Gambling Strategies." The execution of the commercial productions will be of high importance, and will impact the level of product sales. Therefore, GMA considers it high priority to produce a great campaign that will entice consumers to purchase our product/s, by clearly demonstrating the benefits of the product/s and using experience and market research to maximize results. It is important for the products offered on DRTV campaigns to present an "impulse purchase" quality, as well as demonstrating the practical benefits to consumers, and there are numerous methods experts use to heighten the sense of demand. GMA believes that

Take2Direct is capable of executing the services necessary to produce effective commercial productions. More information about Take2Direct can be found online at www.take2direct.com.

GMA has chosen to partner with one of the leading DRTV marketing specialists, Bullet-Proof Productions (www.bulletproofproductions.net), a Southern California based production company to assist in the development of successful campaign marketing and media purchasing.

The execution of the commercial productions will be of high importance, and will impact the level of product sales. Therefore, GMA considers it high priority to produce a great campaign that will entice consumers to purchase our product/s, by clearly demonstrating the benefits of the product/s and using experience and market research to maximize results. It is important for the products offered on DRTV campaigns to present an "impulse purchase" quality, as well as demonstrating the practical benefits to consumers, and there are numerous methods experts use to heighten the sense of demand. GMA believes that Bullet Proof is capable of executing the services necessary to produce effective commercial productions. While the company does not currently have a material contract with Bullet Proof, GMA anticipates using a portion of the proceeds from this offering to retain Bullet Proof for an estimated cost of $50,000, based on a 2006 price quote received from Mark Sussman, Vice President of Bullet Proof Productions. If for any unforeseen reason GMA is unable to retain Bullet Proof we will source other DRTV specialist agencies and/or commercial advertising agencies in the Southern California area.

After the launch product/s, GMA will be releasing many commercially viable products and anticipates maximizing sales opportunities. GMA believes that an integrated approach to direct marketing of consumer products is an innovative business model, and we anticipate the addition of several lines of sales items following these initial product lines.

The marketing for this product and all future products will roll out in 2 separate waves:

a.) Integrated Direct Response Marketing
b.) Traditional Retail Distribution

Direct Response Marketing

Direct Response Marketing is a powerful way to generate sales. It consists of television advertising in a direct response sales style format calling consumers to immediate action with the theory ~ 'people don't buy, people are sold."

We market products directly to consumers and therefore benefit from no cost being given to a brick and mortar retail middleman during this wave of direct response marketing. Our DRTV marketing campaigns will be executed to create an impulse purchase quality for our commercially viable consumer products.

The target demographic for media purchasing will be based on the established consumer groups most likely to purchase our products, and therefore we will advertise at the time slots, channels, and programming that are most likely to reach our target demographic.

For instance, in regard to "Surefire Guide to Gambling Strategies" we will target the audience of consumers who tune into televised poker events and similar competitions that attract our targeted demographic groups. This may also include advertising during televised sporting events and other programming that reaches the targeted demographic for this product.

~~For Instance,~~ In regards to products such as "the spark" and "so you want to lose 30 pounds in 3 months?" we intend to reach our targeted demographic of women by purchasing media space during day time television shows (including women's talk shows, syndicated shows, and daytime soap operas.) We also intend to reach out to a target demographic of men who are likely to be interested in these products and intend to reach them by advertising on popular basic cable sitcom and sporting events during 9:00 – 11:00 pm.

~~For a product like "surefire guide to gambling strategies" we will target the audience of consumers who tune into televised poker events and similar competitions that attract our targeted demographic groups. This may also include advertising during televised sporting events and other programming that reaches the targeted demographic for this product.~~

~~Our affiliate, Bullet Proof Productions, is an experienced and successful leading company in direct response marketing and collaborates on advertising production and media purchasing.~~

~~Their list of clients and accomplishments can be found on their website, and demonstrates the success and experience they have in this industry. Bullet Proof will be a strategic partner in terms of developing infomercial programs that are designed to create high demand for our products.~~

Take2Direct, the production company which GMA has agreed to work with on the production of our 60 spot for "Surefire Guide to Gambling Strategies" is an experienced company in direct response marketing and collaborates on advertising production and DRTV strategies. Their list of clients and accomplishments can be found on their website, www.take2direct, and demonstrates the experience they have in this industry. Take2Direct will be a strategic partner in terms of developing infomercial programs that are designed to create high demand for our products.

While some may feel that books are not a product that can sell high volume through Direct Response Marketing, we site sales examples such as Kevin Trudeau's "Natural Cures", which recently proved that books can in fact sell high volume retail. His book has been marketed on television using DRTV methodology, followed by retail distribution, and has sold over 5,000,000 copies, earning a spot on the New York Times best seller list for six months in a row. (source – article on ABC news website dated 01/20/2006). In fact, there are several examples of literary products that have sold high volume using DRTV methodology, and GMA believes such products present an opportunity to realize rapid growth in terms of revenue streams and overall profit margins.

Another facet of direct marketing will utilize Google optimum keyword search advertising to draw sales from active seekers to purchase the product from our e-commerce website. The website will be a fully functional website promoting the product with an e-commerce database function including merchant accounts established to accept all major forms of credit cards and Paypal purchase orders and timely shipping to consumer purchasers. GMA will utilize SEO marketing to narrowly define searches, and target consumers looking for such products.

The benefit of Google optimum keyword search advertising is that it will draw consumers who are actively searching for information contained in a product like this to our e-commerce sites, where they can purchase the products directly from us.

Traditional Retail Marketing:

After the launch products are marketed via DRTV, Global Media will move toward traditional retail distribution outlets, utilizing relationships with major retailers. In the case of our initial products, the most important distribution outlets are the three major book retailers – Borders, Barnes & Noble, and Waldenbooks. Additionally, we intend to utilize Amazon.com as a retail distribution channel to increase internet exposure and sales.

The retail distribution will be used as a secondary source of revenue generation, after the direct response marketing campaign has been executed successfully.

In order to secure placement in the shelves of major retailers it is important to have not only a commercially viable product with registered ISBN and bar code, but also to have a partnership with one of the major book wholesale distribution companies.

The 3 largest of these wholesale distribution companies are Ingram, Biblio, and Baker & Taylor. Each of these wholesale distribution companies maintains an account and commercial relationship with the three largest national book retailers.

GMA intends to work with Biblio as a partner in distribution to the three major book retailers, but does not currently have an agreement with Biblio. Mr. Guisinger has spoke with Biblio representatives and understands that acceptance criterion for national retail distribution is primarily based on the commercial appeal of the book as well as additional marketing techniques being utilized, both of which are strong points for the particular launch products, particularly considering we are utilizing DRTV prior to retail distribution. The company does not have a contract agreement with Biblio at this time. However, according to phone conversations with Biblio representatives, Biblio takes 10% of the retail price and the retailers take 40% of the retail prices, leaving 50% of the revenues for the publishing company. If GMA is unable to establish an agreement with Biblio, we will pursue negotiating with the other major wholesale distributors; Ingram and Baker & Taylor. Considering that GMA will utilize DRTV marketing of the books prior to retail distribution, we do not anticipate having difficulty arranging a distribution agreement. However, we can not guarantee this result and if we are unable to secure retail distribution it will take away a significant source of revenue.

Additionally, we intend to utilize Amazon.com as a retail distribution channel to increase internet exposure and sales. In this regard, we plan to utilize Amazon's "Advantage Program" which according to their website is a program for publishers to sell their items on Amazon.com. This program, according to Amazon, is open to any publishing company which has books with a barcode and ISBN. The cost is $29.95 per year plus 55% commission. At the time of this writing, GMA has not enrolled in the advantage program, but does not anticipate having any difficulty doing so upon completing the products equipped with bar codes & ISBN.

~~An additional source of marketing will utilize pre campaign techniques. Global Media Affiliates, Inc. will offer free copies of the product to important media outlets. In the case of "the spark", for instance, we will send the product to a comprehensive list of relationship columnists in print, online, and broadcast formats. Any mention of our product in their formats will increase exposure, and ultimately sales, of our product[s].~~

Warehousing/Call Center/Shipping & Fulfillment

Global Media Affiliates intends to ~~employ a warehousing and shipping company called Stephen Gould, Co. to handle the processing of customer sales orders over telephone as well as warehousing and shipping for product fulfillment. Stephen Gould Co. has 34 different regional shipping locations situated throughout the United States.~~ enter an agreement with a fulfillment company, which will be responsible for warehousing and shipping the products. Such company will also assist in the processing of customer sales orders as well as warehousing and shipping the product fulfillment.

GMA does not currently have any material agreement with a fulfillment partner at this time. However, the company does not anticipate having difficulty in negotiating an acceptable agreement for warehousing/shipping/fulfillment.

To achieve cost minimization, Global Media will add an additional $2 per shipping in order to offset the cost of this outsourcing agreement. Therefore, the consumer will fund our costs of product fulfillment, keeping our shipping costs low and most likely even generating profits from the product shipping charges in relation to expected high sales volume.

~~Our affiliate will agree to work in processing customer sales orders via telephone and delivering the product effectively. GMA will monitor the performance of the fulfillment operations to ensure satisfactory delivery and customer service.~~

We intend to negotiate a contract in which our fulfillment partner will agree to work in processing customer sales orders via telephone and e-commerce and delivering the product effectively. GMA will monitor the performance of the fulfillment operations to ensure satisfactory delivery and customer service.

Strategic Alliances

~~**Bullet Proof**~~ **Take2Direct** is one company that will be an important relationship for GMA. They will be responsible for creating the DRTV advertisements and will also consult on purchasing targeted media air time to effectively reach a broad audience in our targeted demographic/s. A full description of our relationship with ~~Bullet Proof~~ Take2Direct can be found in the above section titled "Platform and Product Launch."

Another company GMA expects to be an important alliance in the marketing process is the ~~**Stephen Gould Corporation.**~~ **fulfillment company**, which is currently not in place. GMA intends to ~~work with this company for warehousing the inventory of our products.~~ negotiate a contract with a fulfillment company capable of the aforementioned responsibilities, but currently does not have such an agreement established and is currently not involved with such negotiations or discussions with potential partners. The fulfillment company will be used for warehousing the inventory of our products. They also will be responsible for shipping the products to our customers. ~~Furthermore, the Stephen Gould Corporation will be contracted the responsibilities of processing phone call payment orders. They also will be responsible for shipping the products to our customers. Additionally, the Stephen Gould Corp. can assist in the packaging and creating point of purchase displays for retail products. Global Media has not signed a definitive agreement with Stephen Gould Co. at the time of this offering. The company intends to use a portion of the proceeds from this offering to retain Stephen Gould Co. . If for any reason GMA~~

~~does no retain Stephen Gould Co., we will source for other outsourcing vendors capable of processing high volume sales orders and national product shipping, which may or may not offer a lower price quote.~~

An additional company that GMA intends to work with is **Biblio**. Biblio is a wholesale distribution company that has strategic alliances with the three major retailers (Barnes & Noble, Borders, and Waldenbooks) which will be important for securing retail shelf space for our retail literary products in our second wave of retail marketing. The Company does not have a material agreement with Biblio at this time. We intend to utilize Biblio's retail distribution services after we have launched our DRTV marketing campaigns. A full description of the company's relationship with Biblio can be found in the above section titled "Traditional Retail Marketing."

Morris Printing will be responsible for creating professionally printed, bound and packaged end products. Morris printing is a professional book printing specialist based out of Arkansas City, KS. Their website (www.morrisprint.com) outlines their book printing capabilities. Global Media received a verbal price quote of $1.23 per unit based on an initial run of 50,000 units, although this may potentially be subject to price change in 2007. Global Media has not signed a printing contract with Morris Printing but does intend to utilize their services. However, if the company finds a lower price quote or better quality vendor we will remain open to alternatives.

Another affiliate in the marketing process is **LM Designing**. LM Designing is contracted as the webpage developer and graphic designer for GMA. LM has designed GMA's current website and logo. GMA has already paid LM Designing for these services. The company was satisfied with the price and service of LM Designing and intends to utilize LM for our other products under development. Additionally, LM will be responsible for developing a separate e-commerce database site to sell our products online. LM will assist in creating Google keyword SEO (search-engine optimized) campaigns.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The Industry, the Market and the Opportunity

The DRTV industry is a lucrative industry for selling consumer products with high volume and significant profit margins. We can site that industry leader, Guthy-Renker, reports sales of $1.3Billion annually with a 10% year over year increases (source – www.guthyrenker.com). There are many examples, mentioned below, of successful DRTV products and campaigns that highlight a clear opportunity for companies to make significant profits annually. GMA intends to establish a considerable market share in the DRTV industry and to increase our market share year over year. GMA believes that the DRTV industry is not over-saturated and that innovative and attractive product offerings executed with effective DRTV production have the ability to produce considerable results.

In regards to the market, there is a huge market that exists for the product launches, and we anticipate the product/s will have considerable commercial appeal.

In regards to "surefire guide to gambling strategies" we can look at the increased popularity of gambling in the recent years. For instance, casino revenues have doubled from 2000-2005, from $11billion to $22billion (source – Business Week online, 9/25/06). The World Series of Poker, as another example, has cited increased ratings and participation yearly, with the 2006 event having record setting numbers. We believe this is a great time for the particular product, and we believe that using DRTV marketing to a large national consumer base will produce significant profit results. Competition from internet sites which offer advice on this subject will make it especially important that our DRTV campaign be well executed in terms of creating "impulse purchase" demand for the product.

When analyzing the market for "the spark" we can also look at figures for products like Cosmopolitan Magazine (a publication aimed at women with an emphasis on romance/sexuality) which circulates nearly 3 million copies each month (source - the audit bureau of circulation's Fas-Fax report ending June 2005) With an average subscription price of $21.78, according to the Hearst Corporation, the capacity for profit clearly exists.

Maxim is a comparable men's magazine with an emphasis on dating/sexuality and has circulation numbers similar to Cosmo. According to Dave Itzkoff, former editor at Maxim, monthly circulation had exceeded 2.5 million. This again demonstrates the clear market for similar consumer retail products with an edge. The market for this type of product is large. Major retailers have entire sections devoted to this genre. People can't seem to get enough advice on romance from published sources in shiny packages.

In regards to "so you want to lose 30 pounds in 3 months?" we can note that diet plans and programs have consistently been top selling products over DRTV campaigns. New dieting trends arise from time to time, including the very popular Atkins diet and South Beach diet. GMA intends to capitalize on the vast audience of American consumers desiring to lose weight and get into better shape by offering a unique new dieting program outlined in the product. We believe this product will be particularly well positioned for marketing in January or February, a time when many Americans have put on a few extra pounds over the holidays and are making New Year's resolutions to get in better shape.

Finally, our fourth product under development titled "a beginners guide to making money in the financial markets" is positioned to appeal to large base of individuals looking for a comprehensive guide to investing written in simple terms that can be easily understood by individuals unfamiliar with the markets. At the time of this offering, the mainstream media has

provided broad coverage of the Dow Jones record setting highs. We believe this coverage, like other times when the markets are bullish, creates awareness that individual investors can profit from wise investment choices, and many individuals desire to get into investing. Our product will offer a broad overview for new investors as well as baby boomers looking to plan for retirement.

Our direct response marketing campaign intends to reach up to 100,000,000 viewers nationwide, on a media buying budget ranging from $3,000,000 - $4,000,000. We anticipate to sale 1% or greater of the consumer base, equaling a minimum of 1,000,000 in product unit sales. With high mark-ups and relatively low overhead, we anticipate these numbers to produce significant profitability following the campaign launches.

The industry of integrated DRTV marketing is a profitable and growing industry. For example, leading DRTV company Guthy-Renker reports sales of more than $1.3 billion yearly with a continuously increased annual growth rate for the past ten years. There is a large consumer market purchasing commercially viable products from DRTV campaigns and relatively few companies with integrated DRTV business operations.

Market trends, according to a recent survey conducted by Hawthorne Direct, indicate that consumers are ordering a broad range of products from DRTV and most categories experienced growth over the previous year. Additionally, the majority of consumers who purchased products via DRTV indicated that they would purchase products via DRTV again.

Through strategic product development and positioning, Global Media Affiliates intends to obtain a growing market share of DRTV product sales. Global Media will offer unique products currently unavailable through DRTV to further hedge campaigns for gaining significant profit opportunities.

Global Media Affiliates will compete for sales on a national level by utilizing television advertising implemented across the U.S., directly reaching consumers of a broad demographic range, offering unique consumer products, and may consider further DRTV campaigns into international markets of other English speaking countries.

To successfully compete in this industry Global Media will market products in a comprehensive multi-media format expanding on DRTV to include e-commerce direct marketing and print media integration. Global Media will further focus on development of high demand consumer products with unique commercial appeal, and we will look into the development of cosmetic, health, and fitness products.

Global Media Affiliates is an emerging growth company offering an opportunity for investors to potentially earn considerable returns as the company gains market share through comprehensive DRTV marketing strategies.

Industry Competition

The industry in which GMA operates does have competition. Competition for revenues is based on the size of the market that the particular campaigning can reach, the cost of such advertising and the effectiveness of such content which means that production of content with wide appeal and distribution is very important to our success.

Many of our competitors have more television access, greater resources (financial or otherwise) and broader relationships with advertisers than GMA.

In addition to competing with other DRTV companies and product offerings, GMA is competing with other media providers who sell advertising time to companies such as new media sources like satellite-delivered digital audio radio service and audio programming by cable systems, direct broadcast satellite systems, Internet content providers, personal communications services and other digital audio broadcast formats.

Principal Competitors

Guthy-Renker is probably the largest direct competitor in this field. (www.guthy-renker.com) Like GMA, Guthy-Renker takes an integrated approach to direct response marketing of consumer products, and they have sales of more than $1.3billion per year according to their website. Some of their products include the Tony Robbins motivational series, Pilates videos, Proactive Acne solution, and the Dean Martin roasts to name a few products.

There is another company called Ronco, which produces consumer products and uses direct response marketing to sell these products, mostly for the kitchen, such as the veg-o-matic. It is headed by Ron Popeil, who also personally demonstrates the products and product benefits on his infomercials.

Another company called Salton Inc is a publicly traded company that has the rights to the George Foreman grill which had success using DRTV infomercials, and markets other products such as juicers, etc.

The main strength of these companies comes from the fact that they have been in business longer than GMA which has resulted in broad distribution of their content and significant market reach. Additionally, these companies have significant financial resources and the ability to raise additional capital quickly. GMA's success is not necessarily dependant on its ability to compete head-to-head with these networks however.

For GMA to be successful, it needs to obtain sufficient distribution of its programming content and develop unique, commercially viable products to make it a viable competing company.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

GMA's Broad Goals and Strategies

GMA intends to use the following broad strategies to ensure success:

The goal of Global Media Affiliates is to become a leader in the field of selling commercially viable consumer products primarily through an integrated DRTV business model. Global Media will aim to increase shareholder value year over year while selling desirable products to consumers on a national level.

Global Media's broad strategy will involve developing high demand products and maintaining all rights to each product. GMA will continue developing new product lines based on product categories that have demonstrated success for high volume sales and profit margins. Additionally, we intend to sale products that will have an "impulse purchase" quality, which will contribute to the effectiveness of the integrated DRTV marketing model.

Global Media's primary strategy is to reach consumers directly through targeted television infomercial programming, and e-commerce supported by Google SEO. SEO stands for search-engine optimizer. SEO is a way to bring up a website address based on particular search words typed into a search engine such as Google. Using SEO can increase the likelihood that consumers will find the company's e-commerce website/s by doing online searches. GMA intends to utilize LM Designing to implement SEO strategy for our various product lines. We intend to prompt consumer purchases directly through the company without a retail middleman, however, we will move forward to distributing products to retailers after full implementation of DRTV campaigns for our products. Additionally, we will employ other marketing means such as PR campaigning and print advertising in applicable markets.

Global Media will work closely with our partners in production and fulfillment to ensure great production quality and reliable/timely delivery of our products. Our production partners will create the products to GMA's specifications while GMA will hold all intellectual property rights. We will contract the shipping and handling to our fulfillment partner to keep the process streamlined and efficient as earlier described.

Additionally, GMA will solicit consulting services to companies looking to utilize similar marketing methodology and we will charge clients for such service. While consulting will not be a focal point of GMA's business model, it does provide an additional opportunity for the company to generate revenue. In this regard, GMA will put together custom consulting packages with prices being negotiated dependent upon a potential client's needs. To source potential clients, GMA will browse online business networking sites (such as www.gobignetwork.com and www.dealflow.com) in search of new companies which are looking to market products utilizing DRTV advertising. GMA will then offer to provide consulting services, on either a retainer fee or billable hour agreement, depending on the scope of service a client may require. The company does not have specific prices established, and instead will negotiate the terms of service as it finds appropriate based on circumstantial considerations. As an example, if a potential client were to require us consult on every aspect of a DRTV campaign for them, we would likely charge a retainer fee in the range of $20,000 - $25,000 and negotiate to receive a percentage of the proceeds of the product sales (such as 2% of gross revenues from sales.) However, GMA anticipates that consulting will be a relatively small portion, if any, or our annual revenue streams, and we do not intend to solicit such consulting services until we have successfully implemented our own DRTV campaigns, establishing the company as a viable DRTV consultant.

(e)State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of _____/_____/_____ $N/A
(a recent date)

As of _____/_____/_____ $ N/A
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

GMA has no backlog of written firm orders for products and/or services as of October 1, 2006 nor has it had any such backlog in the past. GMA is trying to build new advertising revenues through its relationships and its business is not of the type that will have a backlog of orders.

It is possible that GMA could pre-sell advertising at some point in the future. In such an event, the only potential material adverse impact that could occur to GMA's business operations as a result would be if there was no air time available to air advertising. GMA plans to ensure this is not a real obstacle by employing procedures that will eliminate the ability to oversell advertising time. Further, in the unlikely event that such a situation should arise, it is possible for GMA to place the advertising time in the particular market by entering into an agreement with other service providers through which GMA would obtain additional broadcasting time in exchange for a split of advertising revenues.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

GMA presently employs 1 person on a full time basis. Justin Guisinger is the President and CEO. GMA intends to increase our full time employee staffing in the upcoming fiscal year, but currently believes the company can accomplish the stated business objectives by outsourcing contracts which will assist in fully executing the business model effectively. Additionally, such outsourcing of specific business tasks generally reduces the risk of GMA incurring unwanted costs such as unemployment claims, workers comp, employee benefits, etc.

Currently, Mr. Guisinger is employed in the area of operations at an executive level including content development and business development positions. Once GMA is fully staffed, the key personnel are expected to be the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, VP/Director of Sales, VP/Director of Affiliate Relations, VP/Director of Investor Relations, VP/Director of Programming and VP/Director of Mergers and Acquisitions. The Company plans to fill any remaining positions upon completion of this Offering and as becomes necessary through the Company achieving its various milestones.

GMA plans to utilize the services of other companies (as noted on the above section titled "Strategic Alliances") on an independent contractor basis. These individuals and companies will consult with the company to achieve our stated goal of becoming a leading integrated DRTV

company and will work in the capacity as stated under the "Business and Properties" category. At this time, there are no firm plans to hire additional employees but GMA anticipates filling its employee needs on an as needed basis. However, upon the completion of this offering, the company does believe it will be important to begin recruiting for a CFO and COO and negotiate a fair salary and/or stock option plan. We can not predict with certainty at the time of this filing whom may fill these positions and at what cost.

GMA also plans to utilize the services of multiple other individuals and companies on an independent contractor basis. These individuals and companies will consult with the company on issues of talent, production and editing. None of GMA's employees will be covered by a collective bargaining agreement. At this time, there are no firm plans to hire additional employees but GMA anticipates filling its employee needs on an as needed basis.

GMA does intend to contract out to several companies (previously mentioned) for production, media buying, shipping and handling, accounting, etc. and therefore employing contracts, as opposed to employing full time staff members.

The Company anticipates entering into employment contracts with various key employees upon successful completion of the Offering or product launch in the upcoming fiscal year.

There are currently no offers, ongoing discussions, or agreements for employment. At this time there are no firm plans to hire additional employees, but GMA anticipates filing its employee needs on an "as needed" basis.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Our Offices and Properties

GMA does not currently own any real property but maintains its principal offices in leased space at 8880 Rio San Diego Drive (Rio Tower), 8th Floor (PMB 823), San Diego, CA 92108. Please see attached "**Exhibit 15**". The rent is a fixed rent which allows for a set amount of useable office time. There would only be an increase in the rent if the need for extra office time or office services came up. This would in fact only be on a situational basis and at this time is by no means required. The term of the lease is month to month. The initial direct cost of the lease was $324.83, which included the first months rent on the lease, and a one time setup fee of $100.00. If the lease is carried for one year the total payments made on the lease for a one year period will amount to $1,140.00. As shown in Exhibit 15, the cost of the monthly lease plan can fluctuate due to an increase in the companies needs. There is no immediate determination of what the companies needs in office space and services will be at this time.

GMA's Intellectual Property

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The extent to which GMA is reliant on trade-secrets, etc, is minimal. GMA will hold all intellectual property rights (copyright, in the case of the launch products). In the case of said products, which are literary, the title, the cover artwork, and the specific content material will all be intellectual property owned by GMA and protected by U.S copyright law. Our product "Surefire Guide to Gambling Strategies" has already been submitted to the US Copyright Office and is recorded, via certified mail through the US Postal Service, as having been received on 02/05/2007.

Since the CEO of GMA is also in charge of product development and therefore is the inventor and author of the products, there is little to no chance that any employee, contractor, or outside source will have access to the intellectual property until it has been submitted to the U.S copyright office for registration.

In regards to capital allocated to R&D on the product; GMA enjoys minimal expenditures for product development. Since the launch product lines are literary in nature, there are not any costs in developing the product as would be the case with other tangible products such as kitchen appliances, fitness products, or cosmetic products. GMA has paid for the rights to the cover artwork, designed by LM designing. This is the only cost GMA has incurred in the fiscal year ending 2006 for development of the specific product/s and therefore enjoys considerably low overhead in regards to production. GMA will outsource the printing/binding of these products at an estimated cost of $1.23 per unit.

The Company does not expect to spend any further funds on research and development during fiscal year 2006 but anticipates doing so in fiscal year 2007 upon the success of the Offering.

Governmental Regulation of GMA Business

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

GMA operations are regulated by governmental agencies. In particular, GMA broadcast content is governed by the Federal Communications Commission ("FCC"). The FCC is an independent United States government agency, directly responsible to Congress. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite and cable. The FCC's jurisdiction covers the 50 states, the District of Columbia, and U.S. possessions.

The FCC staff is organized by function. There are six operating Bureaus and ten Staff Offices. The Bureaus' responsibilities include: processing applications for licenses and other

filings; analyzing complaints; conducting investigations; developing and implementing regulatory programs; and taking part in hearings. The two bureaus of most concern to GMA would be the Enforcement and Media Bureaus.

The Enforcement Bureau is the primary organizational unit within the FCC that is responsible for enforcement of provisions of the Communications Act, the Commission's rules, Commission orders and terms and conditions of station authorizations. Major areas of enforcement that are handled by the Enforcement Bureau are:

(1) consumer protection enforcement;

(2) local competition enforcement; and

(3) public safety/homeland security enforcement.

The Media Bureau is organized into several divisions. The Video Division licenses commercial and noncommercial educational TV, Low Power TV, Class A TV, TV translators and TV Booster broadcast services. The Division provides legal and technical analysis of applications and recommends appropriate disposition of applications, requests for waivers and other pleadings. The Industry Analysis Division conducts and participates in proceedings regarding media ownership and the economic aspects of existing and proposed rules and policies. The Division reviews license transfers that implicate significant policy issues. The Division collects, compiles, analyzes and develops reports on relevant industry and market data and information, including preparing the annual report to Congress on the status of competition in the market for the delivery of video programming.

Because GMA content falls within the jurisdiction of the FCC, it is possible that FCC activity could materially adversely affect GMA operations if it should revoke broadcast licenses of stations carrying GMA content, imposes regulations which reduce the ability of GMA to broadcast its content, or assess fines or penalties against GMA pertaining to its broadcast content, although GMA does not anticipate any such consequence and will operate, in good faith, in accordance to all applicable regulations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

GMA has a wholly owned subsidiary in Gunslinger Entertainment, LLC ("GE"). GE's stated purpose is to capitalize on the highly profitable non-fiction book market. Justin Guisinger is the President and CEO of GE.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Material Events in the Development of GMA

Gunslinger Entertainment was incorporated as a California LLC in January of 2006 for the purpose of developing viable consumer products to be marketed utilizing DRTV methods.

Gunslinger Entertainment secured $60,000 in credit from the following companies: Chase, Citi, Capital One, American Express, Wells Fargo, MBNA and Bank of America after incorporating. Additionally, Gunslinger Entertainment secured $10,000 with an SBA backed line of credit through Bank of America. All of which are revolving lines of corporate credit divided among the creditors mentioned. The law firm of Applbaum and Zouvas was hired for the purpose of taking the company public in April of 2006.

Global Media Affiliates, Inc. was incorporated in the state of Nevada in June of 2006.

GMA has been pursuing financing through banking institutions and private investors up through the date of this offering circular. GMA is primarily interested in completing a direct public offering of our securities pursuant to regulation A.

Events that Need to Occur to Make GMA Profitable

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

GMA is a start-up company and thus has not gained significant revenue, but anticipates generating revenues upon the aforementioned product launches.

GMA was not profitable during its last fiscal year. For GMA to become profitable, it will have to increase its distribution to more households in order to become competitive in the industry. ~~Generally, advertisers consider 35 million homes or 100 million viewers to be a very effective campaign.~~ GMA will therefore aim to obtain distribution to this many homes or viewers to become competitive and obtain sufficient revenues to maintain ongoing profitability.

If GMA can continue to implement its business model, the Company could achieve profitability and positive cash following the product launch, with a realistic timeframe in 2007. This assumes GMA's ability to raise necessary operating capital, obtain appropriate content and begin its use of TV programming to increase its regional and local distribution of content. Such events can be summarized as follows:

Event or Milestone	**Expected manner of occurrence or method of achievement**	**Number of months after receipt of proceeds when should be accomplished, and the estimated funds required to achieve each step***
Completion of each of the four products under development.	Entering into publishing contracts with potential authors and producing (printing) finished, edited books with cover design	4 months $300,000. This is an estimate based on an initial quantity of 200,000

	and an ISBN and barcode by working with a printing company (such as Morris Printing).	products (50,000 of each book). We can not be entirely sure of what the cost of any author's publishing contract may be.
Completion of fully edited DRTV commercials and conducting "test runs" in regional markets.	Entering into a production contract with Production Company to produce the commercial/s and assist in purchasing blocks of television advertising space in regional test markets, most likely large metro areas. At this point we intend to have a stock of products stored in a warehousing and shipping facility with capabilities of processing customer sales orders via telephone or internet purchases. To achieve this we intend to enter into a agreement with a fulfillment company.	6 months $2,000,000 - $4,000,000 – The range of this figure is dependent on how much capital the company raises from the offering, and is an estimate based on management's best judgment. We estimate the cost for production of each commercial will be approximately $75,000 (total $300,000 for 4 spots). We can not be entirely sure of what any distribution/fulfillment contract will be, but all additional funds will be used to purchase television advertising space in regional markets. The company anticipates selling the initial quantity of products relatively quickly and ordering larger quantities to keep up with demand as appropriate.
Implement a national DRTV marketing blitz and implement retail distribution nationwide.	Using the proceeds from the regional test runs, and analyzing product sales figures, we will proceed to purchasing larger blocks of national television advertising time. In regard to retail distribution, we intend to enter into a contract with Biblio (or another wholesale book	12 months By this stage, the company anticipates having achieved profitability on the initial regional DRTV campaign, and using the proceeds to fund a national DRTV campaign.

	distributor) to achieve national retail distribution to major book retailers and also become a member of Amazon.com's advantage program as describe earlier.	
Create further original content for distribution pipeline. Content distribution consistently exceeding 35 million homes with profitable operating results utilizing various product lines	Ramp up of in-house personnel and production capabilities including R&D for further product line development .Utilizing current plan to expand product lines and distribution of content through various alliances, and production of original content; strategic alliances with advertising groups	24 months The amount of funds needed at this stage will depend on how many staff members we employ and at what salary and/or wage level. The cost for R&D will depend on whether we continue to produce literary products or instead invest in R&D for other commercial product types. Management believes that by this stage the company will have generated revenues from the previous product launches and will analyze the budget at that time as appropriate.

** The planned source of funds to be used for each step is the proceeds from this offering.*

GMA's milestones can be measured in two ways. They will be represented by GMA's ability to increase our distribution and our ability to attract local and national interest.

As previously stated, GMA's intent over the next six months is to attract multiple sources of distribution. These include cable, broadcast, satellite, and broadband. Initially, GMA intends to sign a series of local management agreements and several affiliate stations to give significant impetus to increasing our distribution. This will in turn allow us to pursue large long term advertising commitments from National Sponsors as well as local businesses who are trying to promote themselves within their local community.

Historically, distribution and programming drive revenue. The second part of our strategy, and no less important, is an attempt to create attractive products and original programming content which is prevalent to consumer lifestyles. Original content is more likely to attract new sponsors and clients than concepts that have been used in the marketplace in the past.

The steps we will take to reach these milestones are as follows:

1.) Completion of each of the four products under development.

The company currently has one of the products completed, specifically, "Surefire Guide to Gambling Strategies." More detailed information about the product can be found in the Business and Properties section of this offering circular. In order to complete the other three products, the Company will need to find suitable authors to write the other three non-fiction books described prior. Furthermore, the Company will need to negotiate an acceptable contract with appropriate authors, including a fair compensation plan where GMA will maintain the copyright to the works. Upon the completion of this step, the authors will be required to write the book, at which point GMA will develop the book cover artwork including an ISBN number and barcode. Furthermore, the Company will need to outsource the printing of each books, thereby completing the products entirely.

2.) Completion of fully edited DRTV commercials and conducting "test runs" in regional markets.

GMA has recently entered an agreement with the production company, Take2Direct (see exhibit 16 for further detail). Under this agreement, Take2Direct will be responsible for producing a finished, one-minute DRTV spot (to advertise "Surefire Guide to Gambling Strategies), ready for airing and subject to approval by GMA. This particular spot is in the initial stages of preparing the script, and will take approx. 30-45 days to complete post-production, according to Adam MacDonald, CEO of Take2Direct. The finished spot will need to include an 800 number and e-commerce site which customers can utilize to order the product directly. The Company currently has the domain name www.thesurefireguide.com registered. This website will need to be developed into a functional e-commerce site so customers can order the product. Furthermore, the Company will need to have fulfillment services ready in order to process orders and ship the products to the customers shipping address. When these steps are completed, the Company will need to work with a media buying company in order to purchase television advertising space so we can conduct a test run in regional markets in order to evaluate the campaign as appropriate.

The aforementioned steps will be required for each separate DRTV production required to promote each of our products. Whether the Company will use the same production and fulfillment partners is yet to be determined.

3.) Implement a national DRTV marketing blitz and implement retail distribution nationwide.

This represents the stage in which we will proceed from test runs in regional markets, to purchase bigger blocks of national advertising to promote our products. By this time, it is assumed that the Company will have fulfillment and media buying partners in place from the test run stage. Therefore, it is assumed that the Company will have the infrastructure necessary to purchase national advertisements for our products. In regard to retail distribution, the Company will need to negotiate an acceptable agreement with a wholesale book distribution company to distribute the products to major book retailers. Further information about this process can be found in the Business and Properties section of this offering circular.

4.) Create further original content for distribution pipeline. Content distribution consistently exceeding 35 million homes with profitable operating results utilizing various product lines.

Creating further original content will require research and development. At this time, the Company is not certain which kind of product developments we will pursue by this stage. However, GMA does intend to ramp up our personnel by this stage, including a R&D department that will have the specific responsibility of product research and development, ultimately leading to the creation of further product lines for the Company to sell. In regard to reaching 35 million homes, the Company will need to maintain an appropriate media buying budget to support this goal. It is assumed that the Company will have generated appropriate revenues and profits from our previous product lines to support this budget. In order to reach 35 million homes, the Company will need to work with a leading media buying company capable of purchasing national advertising space that will satisfy the marketing goal of reach 35 million homes.

(b)State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

If GMA should happen to fail in developing or obtaining original DRTV content, or obtaining access to TV station distribution and increase advertising revenues by increasing its distribution, it could result in the company's growth being significantly slowed and may result in the company seeking additional funding to obtain operating capital until its goals are achieved.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

The following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)

The net, after-tax earnings for the last fiscal year of GMA were:

Total: A loss of $(27,818), or ($(**0.00**) per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

GMA did not have profits and therefore there is no multiple of earnings available to report.

7. (a)What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The net tangible book value of GMA defined as net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities is:

($24,436)

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

As of the date of this offering no securities in Global Media Affiliates have been sold, gifted or otherwise issued. Seventy Five Million (75,000,000) shares of the companies stock is in control of the sole officer director Justin Guisinger, Sole Officer/Director.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

40%

Should GMA sell all the shares expected pursuant to this offering, the investors in this offering will have 40% of outstanding common stock which upon completion of the offering the total outstanding shares shall be 125,000,000 (comprised of approximately 100 shareholders of record).

"Shares Based Payment" ("SFAS No. 123R") which eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The Company has adopted the modified prospective method whereby compensation cost is recognized in the financial statements beginning with the effective date based on the requirements of SFAS No. 123R for all share-based payments granted after that date. The Company has not issue any stock options prior to the effective date, and therefore there was no impact to the Company's operations, cash flow or financial condition.

Shares to be Held by New Investors

Currently there are 75,000,000 shares issued and outstanding.

(b)What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $5,000,000

- These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A.
- The Company has established the offering price per share based on what it believes to be an accurate reflection of the current trading market, taking into consideration that the shares are thinly traded at this time, that the share sales volume has been minimal historically and that current market prices on the Pink Sheets do not necessarily accurately reflect the market value of a particular security.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. *(a) The following table sets forth the use of the proceeds from this offering:*

	If Minimum Sold Amount $		If Maximum Sold Amount $	
Total Proceeds	$3,000,000	60%	$5,000,000	100%
Less: Offering Expenses				
Commissions & Finders Fees (None)				
Legal & Accounting	$100,000	3%	$100,000	2%
Copying & Advertising	N/A		N/A	
Other (Specify):	N/A		N/A	
Net Proceeds from Offering	$2,900,000	97%	$4,900,000	98%
Use of Net Proceeds				
Equipment Purchase	$90,000	3%	$150,000	3%
Programming	$2,100,000	70%	$3,500,000	70%
Marketing and Sales	$300,000	10%	$500,000	10%
Operating Capital	$330,000	11%	$550,000	11%
Unallocated uses	$80,000	4%	$200,000	4%
Total Use of Net Proceeds	$2,900,000	97%	$4,900,000	98%
Totals		100%		100%

Descriptions:

Equipment Purchase: Product Printing/Binding and Packaging, Post Production Hardware/Software, Camera & Equipment Rental Fees

Programming: Production of Programming for Broadcast, Media Time, Post Production,

Marketing and Sales: Materials, Fulfillment, Travel, Web Site Design and Hosting, Advertising, Promotional Items, Personnel

Operating Capital: Executive Salaries, Rent, Phones, Staff, Insurance, Travel, Ongoing Legal and Accounting, Operating Overhead including Materials and Supplies

Unallocated Uses: Contingency for unforeseen expenses, costs that do not fall under one of the above specific categories

If the Company does not raise the minimum amount stated in this offering, investors will promptly receive a refund of their investment. Please see item #24 for a full description regarding how your funds will be held and how your funds will be returned if the minimum amount is not reached.

(b) *If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.*

There is a minimum amount of proceeds that must be raised. We are offering up to a total of 50,000,000 shares of common stock on a best efforts basis, 30,000,000 shares minimum to 50,000,000 shares maximum. The offering is being made through the Company's CEO, Justin Guisinger. Everything above the minimum will be set as follows:

The proceeds from the sale of securities pursuant to this Form 1-A will be used on a pro-rata basis in the priority set forth above in the column "If Maximum Sold." (i.e., if $5,000,000 total raised, then 3% of the $5,000,000, or $150,000, would be allocated to Equipment Purchase. 70%, or $3,500,000 would be allocated to Programming, etc.)

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) *If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.*

No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

(b)

If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No material part of the proceeds of this offering is to be used to discharge indebtedness.

(c) *If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the*

assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of proceeds is to be used to acquire assets at this time, other than in the ordinary course of business. No assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates.

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:*

None of the proceeds are to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

GMA is not having nor does it anticipate having within the next 12 months any cash flow or liquidity problems and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring GMA to make payments. No significant amount of the Company's trade payables have been paid within the stated trade term. GMA is not subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

The proceeds from this offering will satisfy GMA's cash requirements for the next 12 months, and it will not be necessary to raise additional funds to meet its cash requirements for that time period. Furthermore, GMA anticipates that these funds will be successfully invested and used to create ongoing yearly profits hereafter.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

Amount Outstanding

	As of: 12/31/2006 (date)	As Adjusted Minimum	Maximum
Debt:			
Accounts Payable	$34,200	$34,200	$34,200
Long-term debt (average interest rate 6%)	$0	$0	$0
Total debt	$34,200	$34,200	$34,200
Common stock — par or stated value	$75,000	$105,000	$125,000
Additional paid in capital	$(75,000)	$2,795,000	$4,775,000
Retained earnings (deficit)	$(30,818)	$(30,818)	$(30,818)
Total stockholders equity (deficit)	$(30,818)	$2,869,182	$4,869,182
Total Capitalization	$ 3,382	$2,903,382	$4,903,382

Number of preferred shares authorized to be outstanding: **N/A**

Number of Class of Preferred	Par Value Shares Authorized	Per Share

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **None.**

If the company does not raise adequate financing as a result of this offering, in order to execute the stated business plan, the company will proceed with a different business strategy. Instead of launching our initial product lines through integrated DRTV advertising with a shipping center and call center, we will first attempt to secure a distribution agreement with a wholesale book distribution company. Wholesale book distributors, such as Biblio, distribute literary products to major retailers nationwide. These companies (both distributors and retailers) take a percentage of the sales revenues on the back end, but do not charge upfront fees for their distribution and retail services. Therefore, it will be an opportunity for the company to potentially begin generating revenues without spending significant capital expenditures.

Concurrently, we would intend to begin selling our products online through an e-commerce website with search engine functionality, as well as through online book sellers such as Amazon.com. There will be a cost associated with running an e-commerce database, but the cost estimate is such that management believes it can be covered by the company's credit lines currently available. We would begin by shipping the product/s directly from our company office, until demand may warrant we contract out for a larger shipping center.

This is how the company intends to proceed, as a backup plan, if unable to raise enough financing from this offering to implement our primary business plan.

If the Company does not raise the minimum amount stated in this offering, investors will promptly receive a refund of their investment. Please see item #24 for a full description regarding how your funds will be held and how your funds will be returned if the minimum amount is not reached.

DESCRIPTION OF SECURITIES

14. *The securities being offered hereby are:*

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ] Other: ______________________________

15. *These securities have:*

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ____________

Explain: N/A

16. *Are the securities convertible?* [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. *(a)* *If securities are notes or other types of debt securities*: **N/A**

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date? ____/____/____

If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ______________________________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ______________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe: ______________________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) No notes or other types of debt securities are being offered.

Last Fiscal Year

			Pro Forma	
		Actual	**Minimum**	**Maximum**
"Earnings"	=	____________	____________	____________

"Fixed Charges"

If no earnings show "Fixed Charges" only ____________ ____________ ____________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain: **N/A**

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise*: **N/A**

20. *Current amount of assets available for payment of dividends if deficit must be first made up, (show deficit in parenthesis):* $ 0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

N/A.

There are no selling agents in this offering. The offering will be completed by a direct offering to the investors.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

There is no compensation being offered to selling agents or finders, including cash, securities, contracts or other consideration as part of this offering. The Company will not indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

The Offering Will Be Sold By Our Officers

We are offering up to a total of 50,000,000 shares of common stock on a best efforts basis, 30,000,000 shares minimum to 50,000,000 shares maximum. The offering is being made through the Company's CEO, Justin Guisinger. The offering price is $0.10 per share. ~~There is no minimum investment criterion for the purchase of company stock.~~ An account will be maintained for all subscriptions received until the minimum subscription level (3,000,000 shares) is reached. If we fail to sell the minimum number of shares all subscriptions will be refunded without interest. Once the minimum subscription level of 3,000,000 shares has been reached, all money received from the offering will be immediately used by us and there will be no refunds. The offering will be for a period of 90 days from the effective date and may be extended for an additional 90 days if we so choose to do so. Funds from this offering will be placed in a separate

bank account at Wells Fargo Bank N.A., The funds will be maintained in the separate bank until we receive a minimum subscription level at which time we will remove those funds and use the same as set forth in the Use of Proceeds section of this prospectus. This account is not an escrow, trust or similar account. Your subscription will only be deposited in a separate bank account under our name. An Account will be established that is tied to the Client-Trust Account of Applbaum & Zouvas, our attorney, Wells Fargo Bank N.A.; ABA#121000248, Acct # TBD.

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

If we do not receive the minimum subscription level within 180 days of the qualified date of our offering statement, all funds will be promptly returned to you without a deduction of any kind. During the 180 day period, no funds will be returned to you. You will only receive a refund of your subscription if we do not raise a minimum subscription level within the 180 day period referred to above. There are no finders involved in our distribution. Officers, directors, affiliates or anyone involved in marketing the shares will not be allowed to purchase shares in the offering. You will not have the right to withdraw your funds during the offering. You will only have the right to have your funds returned if we do not raise the minimum amount of the offering or there would be a change in the material terms of the offering. Your funds will be returned to you promptly if the minimum amount is not reached. The following are material terms that would allow you to be entitled to a refund of your money:

- extension of the offering period beyond 180 days;
- change in the offering price;
- change in the minimum sales requirement;
- change to allow sales to affiliates in order to meet the minimum sales requirement;
- change in the amount of proceeds necessary to release the proceeds held in the separate bank account; and,

If the changes above occur, any new offering may be made by means of a post-effective amendment. If changes in the terms of the offering occurs, subscribers will receive a prompt return of their funds.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions?
[ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

An Account will be established that is tied to the Client-Trust Account of Applbaum & Zouvas, our attorney, Wells Fargo Bank N.A.; ABA#121000248, Acct # TBD.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

During the 180 day period, no funds will be returned to you. You will only receive a refund of your subscription if we do not raise a minimum subscription level within the 180 day period referred to above. Your funds will be returned to you promptly if the minimum amount is not reached.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Current outstanding stock which may have resale restriction would have such restriction under Rule 144. It is not possible to determine when those restrictions would terminate as they may be different with respect to each shareholder, depending on when each shareholder acquired the stock.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with another public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer

Name: Justin Guisinger Age: 27

Office Street Address:
8880 Rio San Diego Dr.,
8th Floor, PMB 823
San Diego, CA 92108

Telephone No.: (877) 606-6621

1/2006 to present President and CEO of Gunslinger Entertainment, LLC
6/2006 to present President and CEO of Global Media Affiliates, Inc.

Education (degrees, schools, and dates): Bachelor's Degree in Marketing, 12/2002,

Iowa State University

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: N/A

30. Chief Operating Officer: Title: Chief Operating Officer

Name: Justin Guisinger Age: 27

Office Street Address:
8880 Rio San Diego Dr.,
8th Floor, PMB 823
San Diego, CA 92108 Telephone No.: (877) 606-6621

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: N/A

31. Chief Financial Officer: TBD Title: ____________________

Name: Justin Guisinger Age: 27

Office Street Address:
8880 Rio San Diego Dr.,
8th Floor, PMB 823
San Diego, CA 92108 Telephone No.: (877) 606-6621

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: N/A Age: ______________

Title: ______________________________

Office Street Address:
______________________________ Telephone No.: (____)____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: N/A Age: ______________

Title: ______________________________________

Office Street Address:
___________________________________ Telephone No.: (___)________________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: 1. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

N/A

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Justin Guisinger Age: 27

Title: Director

Office Street Address:
8880 Rio San Diego Dr,
8th Floor, PMB 823
San Diego, CA 92108

35. *(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?*

[X] Yes [ ] No Explain: Mr. Guisinger has worked for companies developing marketing materials for consumer products and working with clients to promote their respective business, using multi-media outlets including print and internet marketing, but has never worked in the capacity of an integrated DRTV corporation specifically comparable to the exact description of GMA's business model.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

All new projects brought into GMA go through a title clearance check prior to the program moving forward or being distributed to verify chain of title history. Proprietary information is limited to the copyrights on material produced and or distributed by GMA, and GMA develops original products and maintains intellectual property rights through the protection of applicable government agencies.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Mr. Guisinger has worked in the capacity of developing a start-up stage company previously. Specifically, Mr. Guisinger was the head executive of advertising sales and marketing for a start-up company called Pointblank, which was a publishing company in Des Moines, Ia. Pointblank's business model was focused on circulating printed alternative newsweeklies and charging advertisers for purchasing print space, as well as internet advertising on Pointblank's website.

Mr. Guisinger joined Pointblank at its inception in June 2002, and for a period of the first four months was the sole advertising representative responsible for generating all advertising revenues, after which an additional advertising/marketing executive was brought on to the staff. Furthermore, Mr. Guisinger was responsible for networking at social functions designed to attract new readers and potential advertisers. Mr. Guisinger was successful in generating enough advertising revenues (there was no subscription or retail price for the paper) for the company to publish weekly papers generally ranging from thirty to forty pages in length, although we do not have specific revenue figures to cite. Mr. Guisinger left the company the following year in February when he chose to move to Los Angeles. The editor and president of Pointblank was Jon Gaskell. To the best of Mr. Guisinger's knowledge, Pointblank was purchased in 2004 by a company called Business Publications Corp., which publishes Des Moines' more established alternative newsweekly paper, Cityview. However, we are not entirely sure of, and can not submit any specifics, financial or otherwise, that may have been involved in that agreement.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) GMA does not currently maintain key man life insurance policies on any of its Officers, Directors or key personnel. GMA, however, intends to implement life insurance on key personnel in 2007.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Principal owners of the Company are those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding.

Name of Shareholder	**Justin Guisinger**
Office Address	**8880 Rio San Diego Dr**
Principal Occupation	**President and C.E.O.**
Class of Shares	**Common Stock**
No of Shares Now Held	**100%**
% of Total	
No. of Shares After Offering if All Securities Sold	**75%**
% of Total	60%
Name of Shareholder	

Office Address

Principal Occupation
Class of Shares

Name of Shareholder

Office Address

Principal Occupation

Class of Shares

No of Shares Now Held
% of Total

No of Shares Now Held
% of Total

No. of Shares After Offering
if All Securities Sold
% of Total

Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 75,000,000 shares (100 % of total outstanding) After offering:

a) Assuming minimum securities sold: 200,000,000 shares (100% of total outstanding)
b) Assuming maximum securities sold: 150,000,000 shares (75% of total outstanding)

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 75,000,000 shares (100 % of total outstanding) After offering:

a) Assuming minimum securities sold: 200,000,000 shares (100% of total outstanding)
b) Assuming maximum securities sold: 150,000,000 shares (75% of total outstanding)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

N/A

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future,

explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The company intends to use a portion of the proceeds from this offering to compensate its executive management. Currently, the company's CEO Justin Guisinger is the only acting executive manager of the company. Mr. Guisinger's annual salary, as a direct result of the funds raised from this offering, shall not exceed $500,000. However, should the company's use of the proceeds from this offering result in producing revenues and/or profits, the company may increase this executive compensation either in the form of increased salary, bonus, or both. Additionally, the company may grant its executive officers stock equity or options which shall not exceed $15,000,000 in value during any fiscal year. Looking toward the future, with expectations of becoming a leading DRTV company and increasing revenues year over year, the company has set a maximum annual salary at $10,000,000 for any executive officer, and a maximum cap on bonuses which shall not exceed $5,000,000 for any officer in any fiscal year.

The dollar amount of executive compensation as a result from this offering is expected to be $500,000, whether the minimum or maximum amount is raised. If the maximum amount is raised, this would equate to 10% of the proceeds directed toward executive compensation. If the minimum amount is raised, this would equate to 17% of the proceeds directed toward executive compensation.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

No such guarantees are in existence.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

No remuneration was paid to any person listed in question 40 during the past fiscal year in cash or otherwise.

(b)If remuneration is expected to change or has been unpaid in prior years, explain:

It is anticipated that the fund raised through this offering will be used in part to pay salaries to the executives of GMA.

(c) If any employment agreements exist or are contemplated, describe:

The Company plans on entering into employment contracts with its key executives upon successful completion of this Offering, which GMA expects will occur during fiscal year 2007. At, present, the Company does not have any employment contracts in place.

41.(a)Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders.

N/A

State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b)Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Such approvals shall be made according to the terms of the company bylaws.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company is dependent upon its Chief Executive Officer and Secretary Justin Guisinger. The Company will also need to employ a Chief Financial Officer, a Director of Programming, a Director of Affiliate Relations and a Director of Acquisitions. The Company plans to enter into employment contracts with these key personnel during fiscal year 2007. In the event any of the above personnel should leave now or after they are hired, there currently is nothing in place that would prevent them from competing upon their termination. GMA does, however, intend to use non-compete agreements when applicable.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

GMA has no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

It is not anticipated that any significant tax benefits will be available to investors in this offering.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45.Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

FINANCIAL STATEMENTS

GLOBAL MEDIA AFFILIATES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 and DECEMBER 31, 2006

CONTENTS

GLOBAL MEDIA AFFILIATES, INC.
Consolidated Balance Sheet
(A Development Stage Company)

ASSETS

	December 31, 2006 (Unaudited)
CURRENT ASSETS	
Cash	$ 3,382
Total Current Assets	3,382
TOTAL ASSETS	$ 3,382

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	December 31, 2006 (Unaudited)
CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 24,200
Line of credit	10,000
Total Current Liabilities	34,200
LONG-TERM LIABILITIES	-
Total Liabilities	34,200
STOCKHOLDERS' EQUITY (DEFICIT)	
Common stock: $0.001 par value, 200,000,000 shares authorized; 75,000,000 shares issued and outstanding	75,000
Additional paid-in capital	(75,000)
Accumulated deficit	(30,818)
Total Stockholders' Equity (Deficit)	(30,818)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 3,382

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MEDIA AFFILIATES, INC.
Consolidated Statement of Operations
(A Development Stage Company)

	From Inception on June 13, 2006 through December 31, 2006 (Unaudited)
REVENUE	$ -
EXPENSES	30,199
LOSS FROM OPERATIONS	(30,199)
INTEREST EXPENSE	(619)
NET LOSS	$ (30,818)
BASIC LOSS PER SHARE	
Loss per share	$ (0.00)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	75,000,000

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MEDIA AFFILIATES, INC.
Consolidated Statement of Stockholders Equity (Deficit)
(A Development Stage Company)

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital (Deficit)	Deficit
Balance, June 13, 2006 (Unaudited)	-	$ -	$ -	$ -
Common shares issued to founders at $0.00 per share (Unaudited)	75,000,000	75,000	(75,000)	-
Net loss for the period ended December 31, 2006 (Unaudited)	-	-	-	(30,818)
Balance, December 31, 2006 (Unaudited)	75,000,000	$ 75,000	$ (75,000)	$ (30,818)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MEDIA AFFILIATES, INC.
Consolidated Statement of Cash Flows
(A Development Stage Company)

	From Inception on June 13, 2006 through December 31, 2006
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (30,818)
Adjustments to reconcile net loss to net cash used by operating activities:	-
Changes in operating assets and liabilities:	
Increase in accounts payable and accrued expenses	24,200
Net Cash Used by Operating Activities	(6,618)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from line of credit	10,000
Common stock issued for cash	-
Net Cash Provided by Financing Activities	10,000
NET CHANGE IN CASH	3,382
CASH AT BEGINNING OF PERIOD	-
CASH AT END OF PERIOD	$ 3,382
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ -
Income taxes paid	$ -
SCHEDULE OF NON-CASH FINANCING ACTIVITIES:	$ -

The accompanying notes are an integral part of these financial statements.

GLOBAL MEDIA AFFILIATES, INC.
Notes to Financial Statements
(A Development Stage Company)

NOTE 1 - NATURE OF ORGANIZATION

Organization and Business Activities

The Company was incorporated under the laws of the State of Nevada on June 13, 2006 with a principal business objective of marketing consumer products on a national level by utilizing direct response television advertising as a primary source of generating consumer sales. The Company's wholly owned subsidiary, Gunslinger Entertainment, LLC (the Subsidiary) was formed under the laws of the State of California in January 2006. The financial statements present the Subsidiary as the predecessor to the Company accordingly the historical financial statements of the Subsidiary are presented as those of the Company. The Subsidiary was acquired at the time of the incorporation of the Company and recorded at predecessor cost of $-0-.

The Company has not realized significant revenues to date and therefore classified as a development stage company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a. Depreciation

The cost of the property and equipment will be depreciated over the estimated useful life of 5 years. Depreciation is computed using the straight-line method when the assets are placed in service.

b. Accounting Method

The Company's financial statements are prepared using the accrual method of accounting on a consolidated basis with the Subsidiary. All significant inter-company transactions have been eliminated in the consolidation. The Company has elected a December 31 year-end.

c. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

d. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Revenue Recognition

The Company recognizes revenues when products are fully delivered or services have been provided and collection is reasonably assured.

NOTE 1 - NATURE OF ORGANIZATION (Continued)

f. Organization Costs

The Company has expensed the costs of its incorporation.

g. Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

h. Concentrations of Risk

The Company's bank accounts are deposited in insured institutions. The funds are insured up to $100,000. At December 31, 2006, the Company's bank deposits did not exceed the insured amounts.

i. Basic Loss Per Share

The Computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period.

	From inception on June 13, 2006 Through December 31, 2006
Loss (numerator)	$ (30,818)
Shares (denominator)	75,000,000
Per share amount	$ (0.00)

j. Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will to be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31, 2006:

	2006
Deferred tax assets:	
NOL Carryover	$ 12,019
Deferred tax liabilities:	-
Valuation allowance	(12,019)
Net deferred tax asset	$ -

GLOBAL MEDIA AFFILIATES, INC.
Notes to Financial Statements
(A Development Stage Company)

NOTE 1 - NATURE OF ORGANIZATION (Continued)

j. Income Taxes (continued)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 39% to pretax income from continuing operations for the period ended December 31, 2006 due to the following:

		2006
Book Income	$	(12,019)
Valuation allowance		12,019
	$	-

At December 31, 2006, the Company had net operating loss carryforwards of approximately $30,800 that may be offset against future taxable income through 2026. No tax benefit has been reported in the December 31, 2006 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

k. Unaudited Financial Statements

The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at December 31, 2006, and for all periods presented herein, have been made.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has had no and has generated significant losses from operations. In order to continue as a going concern and achieve a profitable level of operations, the Company will need, among other things, additional capital resources and developing a consistent source of revenues. Management's plans include raising a minimum of $3,000,000 from the private placement of shares of its common stock.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 - PROPOSED STOCK OFFERING

The Company is offering 30,000,000 shares minimum, 50,000,000 shares maximum of its common stock at $0.10 per share pursuant to Regulation A.

NOTE 4- SUBSEQUENT EVENT

In January 2007, the Company received $75,000 in contributed capital from its sole shareholder.

NOTE 5- LINE OF CREDIT

The Company has a $10,000 bank line of credit which bears interest at approximately 10% per annum. The line of credit is unsecured and payable interest only. The Company has no unused bank lines of credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Current losses are due to a lack of operating revenues. The Company anticipates that this will be corrected through the use of the proceeds of this offering as specified herein. GMA has created a workable budget that is planned to include necessary spending controls which should limit the amount of operating expenses necessary to carry out the GMA strategic business plan. However there is no guarantee that GMA will operate profitably or attain positive operating results comparable to the results of other DRTV companies.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company's has incurred a loss of $30,818 since its formation. The Company's expenses have been the professional fees incurred to develop its business plan and to seek financing.

Looking to the future, we can again look to the industry leader, Guthy-Renker, and take note that they have experienced 10% growth year over year. This indicates that the market for integrated DRTV companies is growing steadily despite any economic inflation considerations.

GMA intends to develop products that can be considered 'cycle-proof' in terms of consumer demand. For the product launch we can look to the increasing popularity and sales of poker and gambling related products for perspective on the sales potential. For our secondary product, "The Spark" we can look to similar products such as Cosmopolitan or Maxim magazines, both of which have experienced yearly growth in sales, according to their publishers. GMA, as a whole, intends to capitalize on these and other products which have demonstrably effective sales potential on a national consumer market.

GMA anticipates favorable profit opportunities over the following 12 months in consideration of the aforementioned industry trends. GMA believes that the results of effective DRTV campaign launches will produce considerable profitability, especially considering the high retail mark-up of our proprietary products and relatively low overhead for business operations, the bulk of which will be allocated to national DRTV advertising which can be effectively measured for bottom line results. Although there is no guarantee that this will be successful or as successful as other DRTV campaigns.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: N/A %. What is the anticipated gross margin for next year of operations? Approximately N/A %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

N/A

50. Foreign sales as a percent of total sales for last fiscal year: N/A %. Domestic government sales as a percent of total domestic sales for last fiscal year: N/A %. Explain the nature of these sales, including any anticipated changes:

GMA has no foreign sales. GMA may consider expanding our DRTV campaigns/products into other English speaking countries in the future.

****

PART III

EXHIBITS

EXHIBIT INDEX

Description of Exhibits		Page #
(1)	Underwriting Agreement	
(2)	Charter and By-Laws	
(3)	Instruments Defining the Rights of Security Holders	
(4)	Subscription Agreement	
(5)	Voting Trust Agreement	
(6)	Material Contracts	
(7)	Material Foreign Patents	
(8)	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession	
(9)	Escrow Agreements	
(10)	Consents	
(11)	Opinion re Legality	
(12)	Sales Materials	
(13)	"Test the Water" Material	
(14)	Appointment of Agent for Service of Process	
(15)	Additional Exhibits	

Exhibit (1) Underwriting Agreement

NOT APPLICABLE

Exhibit (2) Charter and By-Laws

RESTATED ARTICLES OF INCORPORATION
OF
GLOBAL MEDIA AFFILIATES, INC.

RESTATED ARTICLES OF INCORPORATION

OF

GLOBAL MEDIA AFFILIATES, INC.

ARTICLE 1

The name of this corporation is:

Global Media Affiliates, Inc.

ARTICLE II

Offices for the transaction of any business of the Corporation, and where meetings of the Board of Directors and of Stockholders may be held, may be established and maintained in any part of the State of Nevada, or in any other state, territory, or possession of the United States.

ARTICLE III

The nature of the business is to engage in any lawful activity.

ARTICLE IV

The capital stock of the Corporation shall consist of 200,000,000 shares of Common Stock, $0.001 par value.

ARTICLE V

The members of the governing board of the corporation shall be styled directors, the number of which shall be set forth in the Corporation's Bylaws. The Directors of this corporation need not be stockholders.

ARTICLE VI

This corporation shall have perpetual existence.

ARTICLE VII

This corporation shall have president, a chief executive officer, a chief financial officer, a secretary, a treasurer and a resident agent, to be chosen by the Board of Directors, and further, any person may hold two or more offices.

ARTICLE VIII

The Capital Stock of the corporation, after the fixed consideration thereof has been paid or performed, shall not be subject to assessment and the individual liable for the debts and liabilities-of the Corporation, and the Articles of Incorporation shall never be amended as to the aforesaid provisions.

ARTICLE VIX

No director or officer of the corporation shall be personally liable to the corporation of any of its stockholders for the damages for breach of fiduciary duty as a director or officer involving, any act or omission of any such director or officer provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article of the Stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

The number of shares of the corporation outstanding and entitled to vote on this Restated Articles of Incorporation is 200,000,000; that the said change(s) and the Restated Articles of Incorporation have been consented to and approved by a majority all of the stockholders of each class of stock outstanding and entitled to vote thereon.

____
Justin Guisinger
Chief Executive Officer

____
Justin Guisinger
Secretary

The above Restated Articles of Incorporation are hereby consented to and approved.

____
Justin Guisinger
____________ Shares
100%

BYLAWS

OF

Global Media Affiliates, INC.

ARTICLE I
OFFICES

1.1 Principal Executive Office. The Board of Directors shall designate the location of the principal executive office of the Corporation at any place within or without the State of Nevada. If the principal executive office is outside the State of Nevada, then the Board of Directors shall designate the location of the principal business office in the State of Nevada.

1.2 Other Offices. The Board of Directors, Board Chair, and President from time to time may designate branch or subordinate offices as appropriate.

ARTICLE II
MEETINGS OF SHAREHOLDERS

2.1 Place of Meetings. All meetings of shareholders of the Corporation shall be held at the principal executive office of the Corporation, or at any other place, within or without the State of Nevada, specified by the Board of Directors. The place of any meeting of shareholders shall be specified in the notice calling the meeting.

2.2 Annual Meeting. The annual meeting of shareholders shall be held each year on a date and at a time specified by the Board of Directors. The annual meeting shall be held within four (4) months following the last day of the Corporation's fiscal year and within fifteen (15) months following the last annual meeting. At the annual meeting, Directors shall be elected, reports of the affairs of the Corporation shall be considered, and any other business properly within the power of the shareholders may be transacted.

2.3 Special Meetings. A special meeting of the shareholders may be called by the Board of Directors, the Board Chair, the President, the Treasurer, the Secretary, or by one or more holders of shares entitled to cast ten percent (10%) or more of the votes at that meeting.

Any authorized person or persons (other than the Board of Directors) requesting a special meeting of the shareholders shall deliver to the Board Chair, the President, a Vice President, or the Secretary of the Corporation, personally or by registered mail, overnight courier, or facsimile transmission a written request specifying the time and date of the meeting (which shall be not less than thirty-five (35) nor more than sixty (60) days after the receipt by the officer of the request) and the general nature of the business to be transacted. Within twenty (20) days following the officer's receipt of the request, the officer shall cause notice of the meeting to be given to the shareholders entitled to vote, pursuant to Section 2.4 of these Bylaws. If the notice is not given within twenty (20) days, then the person or persons requesting the meeting may give the notice. This paragraph shall in no way affect or restrict the Board of Directors' ability to call a special shareholders' meeting.

2.4 Notice of Meetings; Waivers. Written notice of a meeting at which shareholders are required or permitted to take any action shall be given to each shareholder entitled to vote not less than ten (10) (or, if sent

by third-class mail if permitted by Section 2.5, not less than thirty (30)) nor more than sixty (60) days before the date of the meeting. The notice shall state the place, date, and hour of the meeting. In the case of a special meeting, the notice shall specify the general nature of the business to be transacted and that no other business may be transacted at the meeting. In the case of the annual meeting, the notice shall specify those matters that the Board of Directors, at the time of the mailing of the notice, intends to present for action by the shareholders. The notice of any meeting at which the Directors are to be elected shall include the names of the nominees intended at the time of the notice to be presented by the Board of Directors for election. The notice shall also state the general nature of any proposed action for shareholder approval required by Title 7, Chapter 78 of the Nevada Revised Statutes (the "NRS") Section 140 (transactions between the Corporation and one or more Directors), Section 390 (amendments to the Articles of Incorporation), Section 655 (corporate reorganizations), Section 565 (voluntary dissolutions), and Section 580 (plan of distribution upon dissolution).

The transactions of any meeting of any shareholders, however called and noticed, and wherever held, shall be as valid as though conducted at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the meeting's minutes. All waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of and presence at the meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required by law to be included in the notice but not so included, if such objection is expressly made at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of shareholders need be specified in any written waiver of notice, consent to the holding of the meeting, or approval of the minutes, except that any shareholder approval at a meeting, other than unanimous approval by those entitled to vote, pursuant to Sections 140, 390, 655, 565, or 580 of the NRS shall be valid only if the general nature of the proposal so approved is stated in the notice of meeting or in any written waiver of notice.

2.5 Manner of Notice. Notice of a shareholders' meeting shall be given either personally or by first-class mail, or, in the case of a corporation with outstanding shares held of record by more than five hundred (500) persons (determined as provided in Section 370 of the NRS) on the record date for the shareholders' meeting, notice may be sent by third-class mail, or other means of written communication, addressed to the shareholder at the address of the shareholder appearing on the books of the Corporation or given by the shareholder to the Corporation for the purpose of notice; or if no address appears or is given, at the place where the principal executive office of the Corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. The notice or report shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. If any notice or report referenced in Article VIII of these Bylaws addressed to the shareholder at the address appearing on the books of the Corporation is returned to the Corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the shareholder at this address, all future notices or reports shall be deemed to have been duly given without further mailing if the notice or report is made available for the shareholder upon written demand of the shareholder at the principal executive office of the Corporation for a period of one (1) year from the date of the giving of the notice or report to all other shareholders. An affidavit of the mailing or other authorized means of delivery of any notice to shareholders may be executed by the Corporation's Secretary, Assistant Secretary, or transfer agent and, if executed, may be filed and maintained in the minute book of the Corporation, and shall be prima facie evidence of the giving of the notice or report.

2.6 Adjourned Meetings. Any shareholders' meeting, whether or not a quorum is present, may be adjourned from time to time by a vote of the majority of the shares represented at that meeting. When a shareholders' meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than forty-five (45) days, or if after the adjournment a new record date is fixed for the

adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

2.7 Quorum. Except as otherwise provided in the Articles of Incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.

The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy, but no other business may be transacted, except as provided in the preceding paragraph.

2.8 Voting. Except as otherwise provided by law and except as otherwise may be provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote of shareholders. Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares the shareholder is voting, it will be conclusively presumed that the shareholder's vote is with respect to all shares the shareholder is entitled to vote. Except as otherwise provided in the Articles of Incorporation, or as required by law, the affirmative vote of the majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) or any action by written consent of the shareholders as provided in Section 2.12 shall be the act of the shareholders.

Subject to the provisions of the next sentence, every shareholder entitled to vote at any election of Directors may cumulate such shareholder's votes and give one (1) candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder directs. No shareholder shall be entitled to cumulate votes unless a shareholder has given notice at the meeting, prior to the voting, of the shareholder's intention to cumulate the shareholder's votes and has placed in nomination, prior to the voting, the names of the candidate or candidates such shareholder proposes to elect. If any one shareholder has given such a notice, all shareholders may cumulate their votes for candidates in nomination. In any election of Directors, the candidates receiving the highest number of votes of the shares entitled to be voted for them, up to the number of Directors to be elected by such shares, are elected.

Elections for Directors need not be by ballot unless a shareholder demands election by ballot at the meeting and before the voting begins.

2.9 Proxies. Every person entitled to vote shares for the election of Directors or otherwise may authorize another person or persons to act with respect to such shares by duly executing a written proxy and filing it with the Secretary of the Corporation. Unless a proxy is stated to be irrevocable, it shall continue in full force and effect unless it is revoked by the maker prior to the vote (i) by delivering a writing to the Corporation stating that the proxy is revoked; (ii) by duly executing a subsequent proxy and presenting it to the meeting; or (iii) by attendance at the meeting by the maker and voting in person. A proxy is not revoked by the death or incapacity of the maker unless, before the vote is counted, written notice of the death or incapacity is received by the Corporation. Notwithstanding the above, no proxy shall be valid after the expiration of eleven (11) months from the date thereof unless expressly provided in the proxy. If a proxy states that it is irrevocable, it shall be governed by Section 355 of the NRS.

Any form of proxy or written consent distributed to ten (10) or more shareholders of the Corporation at a time when the Corporation has outstanding shares held of record by one hundred (100) or more persons shall afford an opportunity on the proxy or form of written consent to specify a choice between approval and

disapproval of each matter or group of related matters intended to be acted upon at the meeting for which the proxy is solicited or by the written consent, other than elections to the Board of Directors, and shall provide (subject to reasonable specified conditions) that where the person solicited specifies a choice with respect to any such matter the shares will be voted in accordance therewith. In any election of Directors, any form of proxy in which the Directors to be voted upon are named as candidates and which is marked by a shareholder "withhold" or otherwise marked in a manner indicating that the authority to vote for the election of Directors is withheld, shall not be voted either for or against the election of a director. This paragraph shall not apply if the Corporation has an outstanding class of securities registered under Section 12(g) of the Securities Exchange Act of 1934 or whose securities are exempt from registration by Section 12(g)(2) under that act.

2.10 Determination of Shareholders of Record. In order that the Corporation may determine the shareholders entitled to notice of any meeting, to vote, to receive payment of any dividend or other distribution or allotment of any rights, or to exercise any rights in respect of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days prior to the date of the meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed, the record date for determining shareholders entitled to notice of, or to vote at, a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given. The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

A determination of shareholders of record entitled to notice of, or to vote at, a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting; provided, however, that the Board of Directors shall fix a new record date if the meeting is adjourned for more than forty-five (45) days from the date set for the original meeting.

Shareholders at the close of business on the record date are entitled to notice and to vote, or to receive the dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after the record date, except as otherwise provided in the Articles of Incorporation, by law, or by agreement.

For the purpose of determining whether the Corporation has outstanding shares held of record by one hundred (100) or more persons, shares shall be deemed to be "held of record" by each person who is identified as the owner of the shares on the record of shareholders maintained by or on behalf of the Corporation, in accordance with Section 350 of the NRS.

2.11 Inspectors of Elections. In advance of any meeting of shareholders, the Board of Directors may appoint inspectors of election to act at the meeting and any adjournment. If inspectors of election are not so appointed, or if any persons so appointed shall fail to appear or refuse to act, the Chair of the meeting of shareholders may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election (or persons to replace those who so fail or refuse) at the meeting. The number of inspectors shall be either one (1) or three (3). If appointed at a meeting on the request of one (1) or more shareholders or proxies, the holder of a majority of shares represented in person or by proxy shall determine whether one (1) or three (3) inspectors are to be appointed.

The inspectors of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies; shall receive votes, ballots, or consents; shall hear and determine all challenges and questions in any way arising in connection with the right to vote; shall count and tabulate all votes or consents; shall determine

when the polls shall close and the result; and shall do all other acts as may be proper to conduct the election or vote in order to ensure fairness to all shareholders.

2.12 Shareholders' Action by Written Consent. Unless otherwise provided in the Articles of Incorporation, any action that may be taken at any annual or special meeting of shareholders, may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless the consents of all shareholders entitled to vote have been solicited in writing, notice of the following shall be given to those shareholders entitled to vote who have not consented in writing: (i) shareholder approval pursuant to Section 140 (transactions between the Corporation and one or more of the Directors), Section 138 (indemnification of an officer, director, or employee), Section 655 (corporate reorganizations), or Section 580 (plan or distribution upon dissolution) of the NRS (notice to be given at least ten (10) days before the consummation of the action authorized by the approval) and (ii) approval of the taking of any other corporate action by shareholders without a meeting by less than unanimous written consent. Directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of Directors, unless otherwise provided in Section 3.4 of these Bylaws. All shareholder consents shall be filed with the Secretary of the Corporation, maintained as a part of the corporate records of the Corporation, and filed with the minutes of the shareholders' meetings. A written consent may be revoked by a properly executed writing received by the Corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary, but not thereafter.

ARTICLE III
DIRECTORS

3.1 Powers and Duties. Subject to the provisions of the NRS and any limitations in the Articles of Incorporation and these Bylaws relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the Corporation shall be managed by, and all corporate powers shall be exercised by or under, the direction of the Board of Directors. The Board of Directors may delegate the management of the day-to-day operation of the business of the Corporation to a management company or other person provided that the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board.

A director shall perform the duties of a director, including duties as a member of any committee of the Board of Directors upon which the director may serve, in good faith, in a manner the director believes to be in the best interests of the Corporation, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

3.2 Number of Directors. The number of directors which shall constitute the whole board shall be five (5). The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen by action of the Board of Directors. In accordance with Section 115 of the NRS, the Corporation shall allow for a minimum of one (1) Director, until changed by amendment of the Articles of Incorporation or by amendment of this section of the Bylaws adopted by the approval of the outstanding shares; provided that if the number of Directors of the Corporation is set forth in the Articles of Incorporation, the number may only be changed by an amendment of the Articles of Incorporation. The number set forth in the Articles of Incorporation shall govern in the event of any conflict with the number set in the Bylaws.

3.3 Election; Term of Office. At each annual meeting of shareholders, Directors shall be elected to hold office until the next annual meeting; but if the annual meeting is not held, or the Directors are not elected, the Directors may be elected at any special meeting of shareholders held for that purpose. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified, except upon the death, resignation, or removal of the director. No

reduction of the authorized number of Directors shall have the effect of removing any director before that director's term of office expires.

3.4 Vacancies; Resignation; Removal. A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of (i) the death, resignation, or removal of any director in accordance with Section 130 of the NRS; (ii) action by the Board of Directors to declare vacant the office of a director who has been convicted of a felony or declared of unsound mind by a court order; (iii) an increase in the authorized number of Directors; or (iv) the failure of the shareholders (at a meeting for election of Directors at which one (1) or more Directors are elected) to elect the full authorized number of Directors.

Any director may resign effective upon giving written notice to the Board Chair, the President, the Secretary, or the Board of Directors of the Corporation, unless the notice specifies a later time for the effectiveness of the resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Subject to the further requirements of Section 335 of the NRS, no director may be removed (unless the entire Board of Directors is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of Directors authorized at the time of the director's most recent election were then being elected.

Except for a vacancy created by the removal of a director, vacancies on the board may be filled by approval of the Board of Directors or, if the number of Directors then in office is less than a quorum, by (i) the unanimous written consent of the Directors then in office; (ii) the affirmative vote of a majority of the Directors then in office at a meeting held pursuant to notice or waivers of notice complying with Section 307 of the NRS; or (iii) a sole remaining director. The shareholders may elect a director at any time to fill any vacancy not filled by the Directors. Any election (other than to fill a vacancy created by removal) which is accomplished by written consent shall require the consent of a majority of the outstanding shares entitled to vote. A vacancy on the Board of Directors resulting from the removal of a director may be filled only by the approval of the shareholders in accordance with Section 2.8 or by the unanimous written consent of the shareholders.

If, after the filling of any vacancy by the Directors, the Directors then in office who have been elected by the shareholders shall constitute less than a majority of the Directors then in office, any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for those Directors may call a special meeting of shareholders to be held to elect the entire Board of Directors. The term of office of any director shall terminate upon the election of a successor.

3.5 Meetings; Location. Meetings of the Board of Directors may be called by the Chair of the Board, the President, any Vice President, the Secretary, or any two (2) Directors.

The Board of Directors shall hold a regular meeting immediately after the meeting of shareholders at which it is elected and at the place where that meeting is held, for the purpose of appointing officers of the Corporation and for the transaction of other business. Notice of this board meeting is dispensed with unless the location of the meeting is other than the location of the shareholders' meeting. Other regular meetings of the Board of Directors may be held without notice if the time and place of the meetings are fixed by the Board of Directors.

Special meetings of the Board of Directors may be held upon at least four (4) days' notice by mail or at least forty-eight (48) hours' notice delivered personally or by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, telegraph, facsimile, electronic mail, or other electronic means. A notice, or waiver of notice, need not specify the purpose of any regular or special meeting of the Board of Directors. Notice of a meeting need not be given to any director who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the

meeting, or who attends the meeting without protesting, prior to the meeting or at its commencement, the lack of notice. All waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Meetings of the Board of Directors may be held at any place within or without the state, which has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of the Corporation or as otherwise designated by the Board of Directors.

Members of the Board of Directors may participate in a meeting through the use of conference telephone or similar communications equipment, so long as all members participating in the meeting can hear each other. Participation in a meeting pursuant to the provisions of Section 315 of the NRS shall constitute presence in person at the meeting.

A majority of the Directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the Directors who were not present at the time of the adjournment.

3.6 Quorum; Vote of Directors. A majority of the authorized number of Directors shall constitute a quorum of the Board of Directors for the transaction of business (except as provided in Section 3.5 concerning adjournment of a meeting); provided, however, that the number of Directors constituting a quorum shall not be less than one-third (1/3) of the authorized number of Directors, or less than two (2) Directors, whichever is larger, unless there shall be only one (1) authorized director, in which case that director shall constitute the quorum.

Unless otherwise provided by law, or unless a greater number is required by the Articles of Incorporation or these Bylaws, every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present is the act of the Board of Directors. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for the meeting.

3.7 Action Without A Meeting. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to the action. The written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors. Any action by written consent shall have the same force and effect as a unanimous vote of Directors.

3.8 Fees and Compensation. Directors and members of committees may receive compensation, if any, for their services, and reimbursement of expenses, as may be determined by resolution of the Board of Directors. This section shall not preclude any officer or director from serving the Corporation in any other capacity as an officer, employee, agent, or otherwise and receiving compensation for those services and reimbursement of related expenses.

ARTICLE IV
COMMITTEES OF DIRECTORS

4.1 Appointment of Committees. The Board of Directors may, by resolution adopted by a majority of the authorized number of Directors, designate one or more committees, each consisting of two (2) or more Directors, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one (1) or more Directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. The appointment of members or alternate members of a committee requires the vote of a majority of the authorized number of Directors.

Any committee, to the extent provided in the resolution of the Board of Directors or in these Bylaws, shall have all the authority of the Board of Directors, except with respect to: (i) the approval of any action for which shareholder approval or approval of the outstanding shares is required by law; (ii) the filling of vacancies on the Board of Directors or in any committee; (iii) the fixing of compensation of the Directors for serving on the Board of Directors or on any committee; (iv) the amendment or repeal of these Bylaws or the adoption of new Bylaws; (v) the amendment or repeal of any resolution of the Board of Directors, which by its express terms is not so amendable or repealable; (vi) the declaration of or making of a distribution to the shareholders of the Corporation, except at a rate or in a periodic amount or within a price range determined by the Board of Directors; or (vii) the appointment of other committees of the Board of Directors or the members thereof.

4.2 Committee Meetings. Unless the Board of Directors shall otherwise provide, meetings of, and actions by, committees shall be governed by the provisions of Article III of these Bylaws, as modified to substitute the committee and its members for the Board of Directors and its members. The time and place of regular meetings may be set by resolution of the Board of Directors or the committee, and when notice of regular meetings has been given to each member and alternate member of the committee, no further notice of regular meetings need be given thereafter. In addition to those authorized to call a special meeting by Section 3.5, special committee meetings may be called by any two (2) members of the committee. Notice of special meetings shall be given to all committee members and alternate members. A majority of the authorized number of members of any committee shall constitute a quorum for the transaction of business.

ARTICLE V
OFFICERS

5.1 Designation of Officers; Removal and Resignation. The officers of the Corporation shall consist of a Chair of the Board or a President, or both, a Secretary, and a Treasurer, and each of them shall be appointed by the Board of Directors. The Corporation may also have such other officers as may be appointed by the Board of Directors or, if authorized by the Board of Directors, by the Board Chair and President (hereafter the "Appointing Officers"), with those titles and duties as may be determined by the Board of Directors or the Appointing Officers and as may be necessary to enable the Corporation to sign instruments and share certificates. If the Board of Directors or the Appointing Officers shall name one (1) or more persons as Vice President, the order of their seniority shall be in the order of their nomination, unless otherwise determined by the Board of Directors or the Appointing Officers. Any number of offices may be held by the same person.

All officers of the Corporation shall hold office from the date appointed to the date of the next succeeding regular meeting of the Board of Directors following the meeting of shareholders at which the Board of Directors is elected, and until their successors are elected; provided that all officers may be removed at any time at the pleasure of the Board of Directors. Upon the removal, resignation, death, or incapacity of any officer, the Board of Directors may declare the office vacant and fill the vacancy. Any officer may resign at any time upon written notice to the Corporation without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. The salary and other compensation of the officers shall be fixed from time to time by resolution of the Board of Directors.

5.2 Duties of the Board Chair. The Board Chair, if one exists, shall preside at all meetings of the Board of Directors. The Board Chair shall have those powers and perform those duties as the Board of Directors shall designate from time to time. If there is no President, then the Board Chair shall be the President of the Corporation and shall perform the duties of President.

5.3 Duties of the President. Subject to any supervisory powers given by the Board of Directors to the Board Chair, if one exists, the President shall be the general manager and chief executive of the Corporation and, subject to the direction of the Board of Directors, shall have general supervision, direction, and authority over the business, affairs, and officers of the Corporation, and shall perform all the duties commonly incident to that office. The President shall preside at all meetings of the shareholders and, in the absence of the Board

Chair, or, if there is none, at all meetings of the Board of Directors. The President shall have such other powers and perform such other duties as the Board of Directors shall designate from time to time.

5.4 Duties of Vice Presidents. The Vice Presidents, if any, in the order of their seniority (unless otherwise established by the Board of Directors or the Appointing Officers) may assume and perform the duties of the President in the absence or disability of the President or whenever the office of the President is vacant. The Vice Presidents shall have those titles, and those powers, and shall perform those duties as the Board of Directors or the Appointing Officers shall designate from time to time.

5.5 Duties of the Secretary. The Secretary shall keep, or cause to be kept, at the principal executive office (or any other place that the Board of Directors may order) a minute book of all meetings of the shareholders, Board of Directors, and committees appointed pursuant to Article IV. The minutes shall contain all acts and proceedings of the meetings, the time and location of meetings, whether the meetings are regular or special (and, if special, how authorized and the notice given), the names of those present at Directors' or committee meetings, and the number of shares present or represented at shareholders' meetings. The Secretary shall give, or cause to be given, notice (in conformity with law and these Bylaws) of all meetings of the shareholders, and of any meetings of the Board of Directors or any committee requiring notice. The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Corporation's transfer agent, a share register, or a duplicate share register, showing the names of the shareholders and their addresses; the number and classes of shares held by each; the number and date of share certificates issued; and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall keep any seal of the Corporation in safe custody and shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

5.6 Duties of the Treasurer. The Treasurer shall keep, or cause to be kept, the books of account of the Corporation in a thorough and proper manner, and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Treasurer shall perform all other duties commonly incident to that office and shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Deputy Financial Officer to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer, and each Deputy Financial Officer shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

ARTICLE VI
INDEMNIFICATION

6.1 Mandatory Indemnification. The Corporation shall, to the maximum extent and in the manner specified in the NRS, indemnify each of its Directors and officers against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was a director or officer of the Corporation. The Corporation shall have the power to advance expenses incurred in defending any proceeding prior to the disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay that amount if it shall be determined ultimately that the person is not entitled to indemnification, as provided in Sections 7502 and 751 of the NRS. All rights to indemnification under this Section 6.1 shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article VI is in effect.

6.2 Permissive Indemnification. The Corporation shall, to the extent and in the manner specified in the NRS, have the power to indemnify each of its Agents (other than those for whom indemnification is mandatory,

as provided in Section 6.1) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an Agent of the Corporation. The Corporation shall have the power to advance expenses incurred in defending any proceeding prior to the disposition of the proceeding upon receipt of an undertaking by or on behalf of the Agent to repay that amount if it shall be determined ultimately that the person is not entitled to indemnification, as provided in Section 751 of the NRS.

6.3 Definitions. For the purpose of this Article VI, the terms "director" and "officer" of the Corporation shall mean any person who is or was a director or officer, respectively, of the Corporation, or is or was serving at the request of the Corporation as a director or officer, respectively, of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or was a director or officer, respectively, of a foreign or domestic corporation that was a predecessor corporation of the Corporation or of another enterprise at the request of the predecessor corporation.

6.4 Successful Defense. To the extent that an Agent of the Corporation has been successful on the merits in defense of any proceeding referred to in Section 7502 of the NRS, or in defense of any claim, issue, or matter therein, the Agent shall be indemnified against expenses actually and reasonably incurred by the Agent in connection therewith.

6.5 Other Rights; Continuation of Right to Indemnification. The indemnification provided by this Article VI shall not be deemed exclusive of any additional rights to which an Agent may be entitled under any law (common or statutory), agreement, vote of shareholders or disinterested Directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be an Agent, and shall inure to the benefit of the estate, heirs, executors, and administrators of the Agent. Nothing contained in this Section 6.5 shall affect any right to indemnification to which persons other than Directors or officers may be entitled by contract or otherwise. The Board of Directors is authorized to enter into an agreement providing indemnification rights similar to or, if permitted by applicable law, greater than those provided or authorized under this Article VI.

6.6 Insurance. The Corporation may purchase and maintain insurance on behalf of any Agent against any liability asserted against the Agent or incurred by or on behalf of the Agent in any such capacity, or arising out of the Agent's status as such, whether or not the Corporation would have the power to indemnify the Agent against liability under the provisions of this Article VI.

6.7 No Impairment. Any repeal or modification of this Article VI, or any repeal or modification of relevant provisions of the Nevada General Corporation Law or any other applicable laws, shall not in any way diminish any rights to indemnification of any Agent or the obligations of the Corporation arising hereunder.

6.8 Savings Clause. If this Article VI, or any part of it, shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation nevertheless shall indemnify or have the power to indemnify, as appropriate, each Agent of the Corporation to the full extent required by any applicable part of this Article VI that shall not have been invalidated.

ARTICLE VII
SHARES OF STOCK

7.1 Form of Certificates. Every holder of shares in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by the Board Chair or the President or a Vice President and by the Treasurer or a Deputy Financial Officer or the Secretary or an Assistant Secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be an officer, transfer agent, or registrar before

the certificate is issued, the issuance of the certificate by the Corporation shall have the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

If the shares of the Corporation are classified, or if any class of shares has two or more series, there shall appear on the certificate one of the following: (i) a statement of the rights, preferences, privileges, and restrictions granted to or imposed upon each class or series of shares authorized to be issued and upon the holders thereof; (ii) a summary of rights, preferences, privileges, and restrictions with reference to the provisions of the Articles of Incorporation and any Certificates of Determination establishing the same; or (iii) a statement setting forth the office or agency of the Corporation from which shareholders may obtain, upon request and without charge, a copy of the statement referred to in (i) above.

There shall also appear on the certificate the following statements (if applicable): (i) that the shares are subject to restrictions upon transfer; (ii) if the shares are assessable or are not fully paid, that they are assessable or, on partly paid shares, the total amount of the consideration to be paid and the amount previously paid; (iii) that the shares are subject to a close corporation voting agreement, or an irrevocable proxy, or restrictions upon voting rights contractually imposed by the Corporation; (iv) that the Corporation is a close corporation, whose shareholders of record cannot exceed a specified amount; (v) that the shares are redeemable; and (vi) that the shares are convertible and the period for conversion. Any statement on the face of the certificate required by this paragraph shall be conspicuous.

When the Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares, or it becomes desirable for any reason, in the discretion of the Board of Directors, to cancel any outstanding certificate for shares and issue a new certificate therefore conforming to the rights of the holder, the Board of Directors may order any holders of outstanding certificates for shares to surrender and exchange them for new certificates within a reasonable time to be fixed by the Board of Directors.

7.2 Transfer of Shares. Shares of the Corporation may be transferred in any manner permitted or provided by law. Before any transfer of shares is entered upon the books of the Corporation, or any new certificate is issued, the old certificate (properly endorsed) shall be surrendered and canceled, except when a certificate has been lost or destroyed.

7.3 Lost Certificates. The Corporation shall issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, provided that, prior to the issuance of the new certificate, the Corporation may require the owner of the lost, stolen, or destroyed certificate or the owner's legal representative to give the Corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft, or destruction of the certificate or the issuance of such new certificate.

7.4 Electronic Securities Recordation. Notwithstanding the provisions of Sections 7.1 through 7.3, and as permitted by law, the Corporation may adopt a system of issuance, recordation, and transfer of its shares by electronic or other means not involving any issuance of certificates.

ARTICLE VIII
REPORTS, RECORDS, AND INSPECTIONS

8.1 Financial Reports. The Board of Directors shall cause an annual report to be sent to the shareholders not later than one hundred twenty (120) days after the close of the Corporation's fiscal year. That report shall be sent to the shareholders at least fifteen (15) (or, if sent by third-class mail, thirty-five (35)) days prior to the annual meeting of shareholders to be held during the next fiscal year. That report shall contain a balance sheet as of the end of that fiscal year and an income statement and statement of changes in financial position for that fiscal year. If the Corporation has less than one hundred (100) shareholders of record, the requirements of this paragraph are expressly waived.

If no annual report for the last fiscal year has been sent to shareholders, the Corporation shall, upon the written request of any shareholder made more than one hundred twenty (120) days after the close of that fiscal year, deliver or mail to the person making the request within thirty (30) days thereafter, the financial statements, if any, required by the first paragraph of this Section 8.1 for that year.

A shareholder or shareholders holding at least five percent (5%) of the outstanding shares of any class of the Corporation may make a written request to the Corporation for (i) an income statement of the Corporation for the three-month, six-month, or nine-month period of the current fiscal year ended more than thirty (30) days prior to the date of the request; (ii) a balance sheet of the Corporation as of the end of the period; and (iii) if no annual report for the last fiscal year has been sent to shareholders, the statements referred to in the first paragraph of this Section 8.1 for the last fiscal year. The statements shall be delivered or mailed to the person making the request within thirty (30) days. A copy of the statements shall be kept on file in the principal executive office of the Corporation for twelve (12) months, and it shall be exhibited at all reasonable times to any shareholder demanding an examination of the statements or a copy shall be mailed to the shareholder.

The income statements and balance sheets referred to in this Section 8.1 shall be accompanied by the report of independent accountants engaged by the Corporation, if any, or by the certificate of an authorized officer of the Corporation that the financial statements were prepared without audit from the books and records of the Corporation.

8.2 Location and Inspection of Bylaws. The Corporation shall keep at its principal executive office in this state, or if its principal executive office is not in this state at its principal business office in this state, the original or a copy of its Bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during normal office hours. If the principal executive office of the Corporation is outside this state and the Corporation has no principal business office in this state, upon the written request of any shareholder, the Corporation shall furnish to the shareholder a copy of the Bylaws as amended to date.

8.3 Location and Inspection of Record of Shareholders. The Corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each.

A shareholder or shareholders holding at least five percent (5%) in the aggregate of the outstanding voting shares of the Corporation or holding at least one percent (1%) of such voting shares and having filed a Schedule 14A with the United States Securities and Exchange Commission shall have an absolute right to do either or both of the following: (i) inspect and copy the record of shareholders' names and addresses and shareholdings during usual office hours upon five (5) business days' prior written demand upon the Corporation; or (ii) obtain from the transfer agent for the Corporation, upon written demand and upon the tender of its usual charges for such a list (the amount of which charges shall be stated to the shareholder by the transfer agent upon request), a list of the shareholders' names and addresses who are entitled to vote for the election of Directors, and their shareholdings, as of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand. The list shall be made available on or before the later of five (5) business days after the demand is received or the date specified in the demand as the date as of which the list is to be compiled.

The record of shareholders shall also be open to inspection and copying by any shareholder or holder of a voting trust certificate at any time during usual business hours upon written demand on the Corporation, for a purpose reasonably related to the holder's interest as a shareholder or holder of a voting trust certificate.

Any inspection and copying under this Section 8.3 shall be made in person or by agent or attorney of the person seeking inspection and copying.

8.4 Location and Inspection of Other Corporate Records. The Corporation shall keep correct books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors, and

committees. The minutes shall be kept in written form. Other books and records shall be kept either in written form or in any other form capable of being converted into written form.

The accounting books and records and minutes of proceedings of the shareholders, the Board of Directors, and committees shall be open to inspection upon the written demand on the Corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual office hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of the voting trust certificate. The right of inspection created by this section shall extend to the records of each subsidiary of the Corporation. Inspection by a shareholder or holder of a voting trust certificate may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

8.5 Directors' Right to Inspect. Every director of the Corporation shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of the Corporation of every kind and to inspect the physical properties of the Corporation and of its subsidiary corporations. Inspection by a director may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

ARTICLE IX
GENERAL

9.1 Execution of Corporate Documents and Instruments. Except as otherwise provided by law or in these Bylaws, the Board of Directors, in its discretion, may designate and authorize any director, officer, employee, agent, or other person to execute any corporate agreement, document, or instrument, or to otherwise sign, in the name and on behalf of the Corporation. Properly authorized execution or signature shall be binding upon the Corporation. Unless so authorized or ratified by the Board of Directors, no director, officer, employee, agent, or other person shall have the power to act on behalf of the Corporation, to execute any agreement, document, or instrument in the name and on behalf of the Corporation, or to otherwise bind the Corporation unless the action, execution, or binding activity is within the agency power of the officer. No officer shall sign any instrument or document unless the Board of Directors has approved the underlying transaction.

All checks, drafts, orders for payment of money, notes, or other indebtedness issued by or payable to the Corporation, shall be signed or endorsed only by those persons that the Board of Directors shall authorize from time to time.

9.2 Voting of Shares Owned by Corporation. The Board Chair, the President, or any Vice President, or, if authorized by the Board of Directors, the Treasurer, the Secretary, any Assistant Secretary, or any other person, shall be authorized to vote, and exercise all rights incident to, the shares and any proxies of other corporations owned, held by, or standing in the name of the Corporation.

9.3 Corporate Seal. The corporate seal, if authorized by the Board of Directors, shall consist of a circular die bearing the name of the Corporation and the state and date of its incorporation. If and when authorized, a duplicate of the corporate seal may be kept and used by any officer or person that the Board of Directors may designate. Failure to affix any corporate seal will not affect the validity of any instrument of the Corporation.

9.4 Interpretation. Unless the context otherwise requires, these Bylaws shall be construed and interpreted in accordance with the provisions of the NRS, as amended.

ARTICLE X
AMENDMENT

10.1 Procedure. The Bylaws of the Corporation shall be subject to amendment or repeal, and new Bylaws may be adopted, by the vote or written consent of the holders of a majority of the outstanding shares entitled to vote; provided, however, that if the number of authorized Directors is specified in the Articles of Incorporation then amendment of the authorized number of Directors shall require the amendment of the

Articles of Incorporation. After the issuance of shares, a Bylaw specifying or changing a fixed number of Directors or the maximum or minimum number of Directors, or changing from a fixed to a variable board or vice versa may only be adopted by approval of the outstanding shares. Subject to the right of the shareholders to adopt, amend, or repeal the Bylaws, the Bylaws (other than a Bylaw or amendment changing the authorized number of Directors) may be adopted, amended, or repealed by action of the Board of Directors.

10.2 Record. Whenever these Bylaws are amended or new Bylaws are adopted, the amendment or new Bylaw shall be inserted with the original Bylaws in the corporate records of the Corporation. The fact of any repeal of any Bylaw shall also be duly noted with the records of the Bylaws.

CERTIFICATE OF SECRETARY

I, the undersigned, the duly elected Secretary of Global Media Affiliates, Inc., a Nevada corporation, do hereby certify:

That the foregoing Bylaws were adopted as the Bylaws of the Corporation by the by the Board of Directors of the Corporation on June 15, 2006, and that the same do now constitute the Bylaws of the Corporation.

IN WITNESS WHEREOF, I have subscribed my name as of the date written below.

Dated: June 15, 2006

____

Justin Guisinger, Secretary

Exhibit (3) Instruments Defining the Rights of Security Holders E-3

NOT APPLICABLE

Exhibit (4) Subscription Agreement

50,000,000 Shares

Common Stock

Investing in our ordinary shares involves risks which are described in the "Risk Factors" section beginning on page 1 of the attached Offering Circular.

	Per Share	Total
Offering Price	**$ 0.10**	**$ 5,000,000**

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The shares offered hereunder in accordance with Regulation A have not been recommended or approved by the Securities and Exchange Commission (the "SEC") or any state regulatory authority and neither the SEC nor any state regulatory authority passed upon the accuracy or adequacy of this offering or endorsed the merits of this offering. Any representation to the contrary is a criminal offense.

Global Media Affiliates, Inc.
8880 Rio San Diego Dr
8th Floor, PMB 823
San Diego, CA 92108

The date of this Subscription Package is October 1, 2006

Name of Offeree: ___________ Subscription Package No. 1_________

Global Media Affiliates, Inc.

SUBSCRIPTION APPLICATION

To subscribe for Common Stock, a prospective investor must complete and execute the subscription documents contained in this booklet in accordance with the enclosed instructions. This entire booklet, together with the appropriate payment as described herein, should then be returned to:

Global Media Affiliates, Inc.
8880 Rio San Diego Dr.
8th Floor, PMB 823
San Diego, CA 92108

If your subscription is not accepted, your original documents and payments will be returned to you promptly. Please be sure that your name appears in exactly the same way in each signature and in each place where it is marked in the documents.

Subscriptions from suitable prospective investors will be accepted at the sole discretion of the Company after receipt of all subscription documents, properly completed and executed, with the appropriate payment. There is no minimum investment criterion for the purchase of company stock.

If you have any questions concerning the completion of these subscription documents, please contact Justin Guisinger at 818-448-3365.

EACH INVESTOR MUST COMPLETE PAGES 5-16 OF THIS DOCUMENT, ALONG WITH THE APPROPRIATE COLORED SECTION DEALING WITH THE TYPE OF INVESTOR. ALL INVESTORS SHOULD READ THE SECTION "INFORMATION FOR RESIDENTS OF CERTAIN STATES" INCLUDED HEREIN AS EXHIBIT "A" BEGINNING ON PAGE 61.

- **INDIVIDUAL INVESTORS SHOULD COMPLETE THE BLUE PAGES (17-24).**
- **CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY INVESTORS SHOULD COMPLETE THE YELLOW PAGES (25-36).**
- **TRUST INVESTORS SHOULD COMPLETE THE PINK PAGES (37-46).**
- **PLAN INVESTORS SHOULD COMPLETE THE GREEN PAGES (47-56).**

ALL INVESTORS MUST COMPLETE THIS SECTION

SUBSCRIPTION APPLICATION, QUESTIONNAIRE, AND SIGNATURE PAGE

Ladies and Gentlemen:

1. **Subscription.** The undersigned hereby subscribes for and agrees to purchase shares of par value $0.001 common stock (the "shares") offered by Global Media Affiliates, Inc. (the "Company"), a Nevada corporation, as described in the Form 1-A, dated October 1, 2006, (the "Offering Circular"). The undersigned is delivering with this Subscription Application a check payable to the order of Global Media Affiliates, Inc. in an amount equal to $0.10 per share being purchased to which the Subscription Application relates. There is no minimum investment criterion for subscription.

The undersigned is subscribing for ________________shares and has enclosed a check payable to the account described above in the amount of U.S. $ __________________.

2. **Representations and Warranties.** By executing this Subscription Application, the undersigned further:

(a) Acknowledges that the undersigned has received the Offering Circular.

(b) Represents and warrants that the undersigned, in determining to purchase shares, has relied solely upon the Offering Circular (including the exhibits thereto) and the advice of the undersigned's legal counsel and accountants or other financial advisers with respect to the tax and other consequences involved in purchasing shares;

(c) Represents and warrants that the undersigned (i) is an accredited investor, (ii) is a qualified Keogh or corporate pension and/or profit-sharing plan or other employee benefit plan ("Plan") under section 401(a) of the Internal Revenue Code and either the Plan or the beneficiaries of the Plan meet the requirements of subparagraph (i) above, or (iii) is purchasing in a fiduciary capacity for a person meeting such conditions;

(d) Represents and warrants that the shares being acquired will be acquired for the undersigned's own account without a view to public distribution or resale and that the undersigned has no contract, undertaking, agreement, or arrangement to sell or otherwise transfer or dispose of any shares or any portion thereof to any other person;

(e) Represents and warrants that the undersigned (i) can bear the economic risk of the purchase of shares including the total loss of the undersigned's investment and (ii) has such knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks of an investment in shares, or that the undersigned is being advised by others (acknowledged by the undersigned as being the "Purchaser Representative(s)" of the undersigned) such that they and the undersigned together are capable of making such evaluation;

ALL INVESTORS MUST COMPLETE THIS SECTION

(f) Represents and warrants, if subject to the Employee Retirement Income Security Act (ERISA), that the undersigned is aware of and has taken into consideration the diversification requirements of Section 404(a)(3) of ERISA in determining to purchase shares and that the undersigned has concluded that the purchase of shares is prudent;

(g) Understands that the undersigned will be required to provide current financial and other information to the Company to enable it to determine whether the undersigned is qualified to purchase shares;

(h) Understands that the shares have not been registered under the Securities Act of 1933, as amended (the "Act"), or the securities laws of any state and may be subject to substantial restrictions on transfer as described in the Offering Circular under "Description of Securities -Restrictions on Transfer;"

(i) Agrees that the undersigned will not sell or otherwise transfer or dispose of any shares or any portion thereof unless such shares are registered under the Act and any applicable state securities laws or the undersigned obtains an opinion of counsel that is satisfactory to the Company that such shares may be sold in reliance on an exemption from such registration requirements;

(j) Understands that (i) the Company has no obligation or intention to register any shares for resale or transfer under the Act or any state securities laws or to take any action (including the filing of reports or the publication of information as required by Rule 144 under the Act) which would make available any exemption from the registration requirements of any such laws and (ii) the undersigned therefore may be precluded from selling or otherwise transferring or disposing of any shares or any portion thereof for an indefinite period of time or at any particular time;

(k) Acknowledges that the undersigned has been encouraged to rely upon the advice of the undersigned's legal counsel and accountants or other financial advisers with respect to the tax and other considerations relating to the purchase of shares and has been offered, during the course of discussions concerning the purchase of shares, the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the undersigned has requested so as to understand more fully the nature of the investment and to verify the accuracy of the information supplied;

(l) Represents and warrants that (i) the undersigned is at least 21 years of age; (ii) the undersigned is a United States citizen; (iii) the undersigned has adequate means of providing for the undersigned's current needs and personal contingencies; (iv) the undersigned has no need for liquidity in the undersigned's investments; (v) the undersigned maintains the undersigned's principal residence at the address shown below; (vi) all investments in and commitments to non-liquid investments are, and after the purchase of shares will be reasonable in relation to the undersigned's net worth and current needs; and (vii) any personal financial information that is provided herewith by the undersigned, or is subsequently submitted by the undersigned at the request of the Company, does or will accurately reflect the undersigned's financial condition with respect to which the undersigned does not anticipate any material adverse change;

ALL INVESTORS MUST COMPLETE THIS SECTION

(m) Understands that no federal or state agency, including the Securities and Exchange Commission, has approved or disapproved the shares, passed upon or endorsed the merits of the offering or the accuracy or adequacy of the Offering Circular, or made any finding or determination as to the fairness of the shares for public investment;

(n) Acknowledges that the Company has the unconditional right to accept or reject this Subscription Application;

(o) Acknowledges that the Company has the unconditional right to accept this Subscription Application and apply the proceeds provided the minimum subscriptions have been raised on a timely basis as described in the Offering Circular;

(p) Understands that the shares are being offered and sold in reliance on specific exemptions from the registration requirements of federal and state laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgements, and understandings set forth herein in order to determine the availability of such exemptions to the Company and the suitability of the undersigned to acquire shares;

(q) Represents and warrants that the information set forth herein concerning the undersigned is true and correct;

(r) Represents, warrants, and agrees that, if the undersigned is acquiring shares in a fiduciary capacity, (i) the above representations, warranties, agreements, acknowledgements, and understandings shall be deemed to have been made on behalf of the person or persons for whose benefit such shares are being acquired, (ii) the name of such person or persons is indicated below under the subscriber's name, and (iii) further information as the Company deems appropriate shall be furnished regarding such person or persons; and

(s) Represents and warrants that the attached purchaser questionnaire is true and complete and agrees that the Company may rely on the truth and accuracy of the information contained therein for purposes of assuming the Company may rely on the exemptions from the registration requirements of the Act afforded by Section 3(b) of the Act and Regulation A promulgated under the Act, and of any applicable state statutes or regulations; and, further agrees that the Company may present such information to such persons as they deem appropriate if called upon to verify the information provided or to establish the availability of an exemption from registration under Section 3(b) of the Act, Regulation A promulgated under the Act, or any state securities statutes or regulations or if the contents are relevant to any issue in any action, suit, or proceeding to which the Company or any agent of the Company involved in the offering of shares is a party or by which it is or may be bound.

ALL INVESTORS MUST COMPLETE THIS SECTION

3. **General Information for All Investors.**

Check One:
( ) Individual ownership
( ) Joint tenants with right of survivorship*
( ) Community Property
( ) Community Property with right of survivorship
( ) Tenants in common
( ) Individual ownership pursuant to purchases under the Uniform Gift to Minors Act**

____

Name of Beneficiary under Uniform Gift to Minors Act — Social Security Number of Beneficiary

( ) Corporation***
( ) Partnerships ***
( ) Limited Liability Company***
( ) Trust***
( ) Retirement Plan***

* Signatures of both parties required. Each Co-Investor (other than a spouse) must complete and sign a separate Subscription Application and Questionnaire.

** All information requested in connection with investments under the Uniform Gift to Minors Act should be given on behalf of the adult custodian, not the minor beneficiary.

*** If this form of ownership is used, each person having an interest in such entity may be required to meet the suitability standards and submit an appropriate purchaser questionnaire.

PLEASE PRINT THE EXACT NAME(S) IN WHICH YOUR SHARES ARE TO BE REGISTERED:

Name(s): ______________________________________

Social Security Number or Employer Identification Number of each Investor:

____

State of Principal Residence:

____

Business/Home Address:

____

(Address - No P.O. Boxes please)

City ______________ State ______________ Zip Code ______________

ALL INVESTORS MUST COMPLETE THIS SECTION

Address where you want your mail sent if different than above:

____

(Address - No P.O. Boxes please)

City ____________________ State ____________ Zip Code ____________

Business Telephone Number: (_____) ____________________

Home Telephone Number: (_____) ____________________

Facsimile Number: (_____) ____________________

Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

____

IN WITNESS WHEREOF, intending to irrevocably bind the undersigned and the personal representatives, successors and assigns of the undersigned and to be bound by this Subscription Application, the undersigned is muting this Subscription Application on the date indicated.

____________________ ____________________________

Signature

PRINT Name of Individual, Corporation, Partnership, Limited Liability Company, Plan, or Trust

Dated: ____________________

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

CORPORATE ACKNOWLEDGEMENT

State of ________________)
) ss.
County of _______________)

On the _________ day of ________________________, 2006, before me personally appeared ______________________________, known to me to be the __________________ of the corporation that executed the foregoing instrument, who swore and acknowledged that he executed the foregoing instrument in such capacity pursuant to authority given by the order of the Board of Directors of said corporation; and that he signed his name thereby by like order.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

PARTNERSHIP ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the ________ day of ______________________, 2006, before me personally appeared ______________________________, known to me to be a general partner of the above-named partnership, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument, on behalf of the above-named partnership, and that the same is the free act and deed of said partnership and his free act and deed personally as such partner.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

LIMITED LIABILITY COMPANY ACKNOWLEDGEMENT

State of _______________)
) ss.
County of ______________)

On the ________ day of ________________________, 2006, before me personally appeared _______________________________, known to me to be a member of the above-named limited liability company, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument, on behalf he above-named limited liability company, and that the same is the free act and deed of said limited liability company and his free act and deed personally as such member.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

TRUST ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the ________ day of ________________________, 2006, before me personally appeared ________________________________, known to me to be a ____________________________ of the above-named trust, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument on behalf of the above-named trust, and at the same is the free act and deed of said trust and his free act and deed personally as such person.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

PLAN ACKNOWLEDGEMENT

State of ________________)
) ss.
County of _______________)

On the _________ day of _________________________, 2006, before me personally appeared _________________________________, known to me to be a __________________________________ of the above-named plan, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument on behalf of the above-named plan, and that the same is the free act and deed of said plan and his free act and deed personally as such person.

____
Notary Public

My Commission Expires:

____

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

1. Name of Individual. ____

2. Purchaser Representative for Individual Investors. Please check (a) or (b):

___(a) I am <u>not</u> relying upon the advice of a Purchaser Representative such as an attorney, accountant, or other advisor in making a final investment decision to purchase shares. I believe that I have sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the shares.

___(b) I do not have sufficient knowledge and experience in financial and business matters as required above. I intend to rely on and hereby designate as my Purchaser Representative the individual(s) named below to assist me in evaluating the risks and merits of an investment in the shares. I authorize the Company to furnish such person with a Purchaser Representative Questionnaire requesting certain information regarding his or her expertise and background and I agree to furnish such questionnaire to the Company.

Name of Purchaser Representative: ______________________________________

Address: ____

Occupation: ____

Employer: ____

NOTE: IF ITEM 2 (b) ABOVE IS CHECKED, PURCHASER REPRESENTATIVES MUST COMPLETE THE ATTACHED PURCHASER REPRESENTATIVE QUESTIONNAIRE.

3. Investor Accreditation, Sophistication and Suitability.

3.1 Accredited Investor Status. Please complete <u>each</u> of the following certifications:

(a) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

Yes ______ No ______

(b) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

Yes ______ No ______

(c) Other. Yes ______ No ______ (Please describe.)

____

____

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

3.2 Income Information.

(a) Gross Income During Last Two Years

Individual 2005	Individual 2004	Joint 2005	Joint 2004	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 75,000
______	______	______	______	$ 75,001 - $200,000
______	______	______	______	$200,001 - $300,000
______	______	______	______	$300,001 or more

(b) Anticipated Gross Income During 2006

Individual 2006	Joint 2006	
______	______	Less than $50,000
______	______	$ 50,000 - $ 75,000
______	______	$ 75,001 - $200,000
______	______	$200,001 - $300,000
______	______	$300,001 or more

(c) Current Net Worth

Individual 2006	Individual 2005	Joint 2006	Joint 2005	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 99,999
______	______	______	______	$100,000 - $299,999
______	______	______	______	$300,000 - $599,999
______	______	______	______	$600,000 - $999,999
______	______	______	______	$ 1,000,000 or more

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

(d) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual		Joint		
2006	2005	2006	2005	
____	____	____	____	Less than $50,000
____	____	____	____	$ 50,000 - $ 99,999
____	____	____	____	$100,000 - $299,999
____	____	____	____	$300,000 - $599,999
____	____	____	____	$600,000 - $999,999
____	____	____	____	$ 1,000,000 or more

(e) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual		Joint		
2006	2005	2006	2005	
____	____	____	____	Less than $50,000
____	____	____	____	$ 50,000 - $ 99,999
____	____	____	____	$100,000 - $299,999
____	____	____	____	$300,000 - $599,999
____	____	____	____	$600,000 - $999,999
____	____	____	____	$ 1,000,000 or more

(Remainder of Page Left Intentionally Blank)

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

IF YOU ANSWERED "YES" TO ANY OF ITEMS 3.3.1(a), (b) or (c) ABOVE, YOU DO NOT NEED TO COMPLETE THE REMAINDER OF THIS QUESTIONNAIRE. IF YOU DID NOT ANSWER "YES" TO ANY OF ITEMS 3.3.1(a) or (b) ABOVE, YOU MUST COMPLETE THE REMAINDER OF THIS QUESTIONNAIRE FOR INDIVIDUAL INVESTORS.

3.3 Current Occupation.

(a) Profession, Business, or Employment: ______________________________

____

(b) Position or Duties: ______________________________

____

3.4 Prior Employment or Occupation for the last five years if different than above: _______

____

____

3.5 College, business, or professional education: ______________________________

____

____

3.6 Investment experience.

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ _____________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Prior investments in other or limited offerings within the last five years:

( ) corporate equity or debt ( ) real estate ( ) partnerships

( ) other ______________________________

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

(d) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(e) Do you make your own investment decisions with respect to the investments described in 3.6 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s)
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

(Remainder of Page Left Intentionally Blank)

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

This Purchaser Representative Questionnaire is being sent to each potential investor who has indicated an interest in purchasing shares through a purchaser representative and must be completed by such representative and returned to the Company or its authorized representatives. The purpose of this Purchaser Representative Questionnaire is to assure the Company that it may rely on the exemptions from the registration requirements of the securities Act of 1933, as amended (the "Act") afforded by Section 3(b) of the Act and Regulation A promulgated under the Act, and of any applicable state statutes or regulations.

Please answer every question. If the answer to any question is "None" or "Not Applicable," please so state. Your answers will at all times be kept strictly confidential. However, by signing a Purchaser Representative questionnaire, you agree that the Company may present such Purchaser Representative Questionnaire to parties as it deems appropriate if called upon to verify the information provided or to establish the availability of an exemption from registration under Section 3(b) of the Act, Regulation A promulgated under the Act, or any state securities statutes or regulations, or if the contents are relevant to any issue in any action, suit, or proceeding to thigh the Company or any agent of the Company involved in the offering of shares is a party or by which it is or may be bound.

Questionnaire

Name of Investor: ____

Please complete the following questionnaire fully, attaching additional sheets if necessary.

A. Name of Purchaser Representative: ______________________________

Business Address: ______________________________________

Telephone Number: ______________________________________

B. Present occupation or position, indicating period of such practice or employment and field of professional specialization, if any.

____

____

C. List any business or professional education, including degrees received, if any.

____

____

D. Have you had prior experience in advising clients with respect to investments of this type?

Yes ______ No ______

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

E. List any professional licenses or registrations, including bar admissions, accounting certifications, real estate brokerage licenses and SEC or state broker-dealer registrations held by you.

____

____

F. Describe generally any business, financial or investment experience that would help you to evaluate the merits and. risks of this investment.

____

____

G. State how long you have known the potential Investor and in what capacity.

____

____

H. (a) Do you or any of your "Affiliates" (as defined in Rule 501 of Regulation D) have any material relationship (as defined in Rule 501 of Regulation D) with the above-noted Company or any of its Affiliates, or has any such material relationship existed at any time during the previous two years; or is any such material relationship mutually understood to be contemplated, or has any compensation been received or will any compensation be received as a result of any relationship?

____

____

(b) If you answered "yes" in subparagraph (a) above, please describe each material relationship and indicate the parties involved and the amount of compensation received or to be received as a result of such relationship. **Any material relationship described in this subsection (b) should be disclosed to the Investor in the manner set forth in the Form of Disclosure Letter to Investor from Purchaser Representative attached to this questionnaire.**

____

____

____

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

I. In advising the Investor in connection with Investor's prospective investment in the Company, will you be relying in part on the Investor's own experience in certain areas?

Yes ______ No ______

J. In advising the investor in connection with the Investor's prospective investment in the Company, will you be relying in part on the expertise of an additional Purchaser Representative or Representatives?

Yes ______ No ______

If "Yes," give the name and address of such additional Representative or Representatives.

____

____

Representations and Warranties of Purchaser Representative

I understand that the Company will be relying on the accuracy and completeness of my responses to the questions, and I represent and warrant to the Company as follows:

(i) I am 21 years of age or older and I am acting as Purchaser Representative for the Investor in connection with the Investor's prospective investment in the Company;

(ii) The answers to the above questions are complete and correct and may be relied upon by the Company in determining whether the offering in connection with which I have executed this questionnaire is exempt from registration under the Securities Act of 1933, pursuant to Regulation A or otherwise;

(iii) I am not an Affiliate (as defined in Rule 501 of Regulation D), director, officer, or other employee of the Company or any of its Affiliates or a beneficial owner of 5% or more of any class of the equity securities of the Company;

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

(iv) I have not, during the past 10 years, (i) been convicted, indicted or investigated in connection with any past or present criminal proceeding (excluding traffic violations and other minor offenses); or (ii) been the subject of any order, judgment or decree of any court of competent jurisdiction permanently or temporarily enjoining me from acting as an investment advisers underwriter, broker or dealer in securities or as an affiliated person, director or employee of an investment company, bank, savings and loan association or insurance company, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security, or (iii) been the subject of any order of a federal or state authority barring or suspending for more than 60 days my right to be engaged in any such activity or to be associated with persons engaged in any such activity, which order has not been reversed or suspended;

(v) I have disclosed to the Investor in writing, prior to the Investor's acknowledgment of me as his Purchaser Representative, any material relationship with the Company or its Affiliates disclosed in answer to question 8 above;

(vi) I personally (or together with the Investor or the additional Purchaser Representative or Representatives indicated above) have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the Investor's prospective investment in the shares; and

(vii) I will notify the Company immediately of any material change in any statement made herein occurring prior to the closing of any purchase by the Investor of an interest in the proposed investment.

IN WITNESS WHEREOF, I have executed this Purchaser Representative Questionnaire this ____________ day of ________________, 2006.

____
(Signature of Purchaser Representative)

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

[Form of Disclosure Letter to Investor from
Purchaser Representative]

________________, 2006

[Investors]

____
____
____
____

Dear ________________:

In connection with my serving as Purchaser Representative with respect to your proposed purchase of shares offered by Global Media Affiliates, Inc., please be advised that within the last two years there has existed, there now exists or is contemplated to exist the following material relationships:

____
____
____
____

As a result of such relationships, I have received or will receive the following compensation:

____
____
____
____

Very truly yours,

[Purchaser Representative]

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

A. GENERAL INFORMATION FOR CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY INVESTORS

1. Name of Corporation, Partnership, or Limited Liability Company: ______________________________

2. Date of Formation: ______________________________

3. State of Incorporation or in which Organized: ______________________________

4. Type of Organization and Business Description: ______________________________
____

5. Number of Shareholders, Partners, or Members: ______________________________

6. Has the subscribing Corporation, Partnership, or Limited Liability Company been formed for the specific purpose of purchasing shares?

   Yes ______ No ______

7. Is the subscribing entity a limited liability company, partnership, "S" corporation or other form of "pass-through" entity for federal income tax purposes?

   Yes ______ No ______

B. ACCREDITATION, SOPHISTICATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   1.1 The undersigned Corporation, Partnership, or Limited Liability Company certifies that EACH of its shareholders, partners, or members meets at least ONE of the following conditions:

   (i) Each shareholder, partner, or member is a natural person whose individual net worth (or joint net worth with his spouse) exceeds $1,000,000 (including home, home furnishings and personal property).

   Yes ______ No ______

   (ii) Each shareholder, partner, or member is a natural person who had an individual income in excess of $200,000 in each of the previous two calendar years or joint income with such person's spouse in excess of $300,000 in each of those years and who reasonably expects to reach the same income level for the current calendar year.

   Yes ______ No ______

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

(iii) The shareholder, partner, or member of the Investor is a corporation, partnership, or limited liability company and all of the shareholders, partners, or members (a "beneficial owner'), respectively, of such corporation, partnership, or limited liability company can answer yes to statement B.1.1 (i) or B.1.1 (ii) above.

Yes ______ No ______

IF THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY HAS ANSWERED "YES" TO ANY PORTION OF STATEMENT B.1.1 ABOVE, EACH SHAREHOLDER, PARTNER, MEMBER, OR BENEFICIAL OWNER OF A SHAREHOLDER, PARTNER, OR MEMBER MUST COMPLETE AND EXECUTE EXHIBIT C/P-1 (SEE PAGE CORP./PART./LLC-5) AND MAY SKIP EDITIONS B.1.2 THROUGH B.1.10.

IF THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY HAS ANSWERED "NO" TO EACH PORTION OF STATEMENT B.1.1 ABOVE, QUESTIONS B.1.2 THROUGH B.1.10 MUST BE ANSWERED.

1.2 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it has total assets in excess of $5,000,000 and that it was not formed for the specific purpose of investing in the shares.

Yes ______ No ______

1.3 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a bank as defined in Section 3(a)(2) of the Securities Act of 1933.

Yes ______ No ______

1.4 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act of 1933.

Yes ______ No ______

1.5 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 and purchasing shares for its own account.

Yes ______ No ______

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

1.6 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an insurance company as defined in Section 2(13) of the Securities Act of 1933.

Yes ______ No ______

1.7 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940.

Yes ______ No ______

1.8 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

Yes ______ No ______

1.9 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

Yes ______ No ______

1.10 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an organization described in Section 501(c)(3) of the Internal Revenue Code with total assets in excess of $5,000,000.

Yes ______ No ______

THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY ANSWERED "NO" TO EACH OF STATEMENTS 1.2 THROUGH 1.10 ABOVE, EACH PERSON MAKING THE INVESTMENT DECISION ON BEHALF OF THE CORPORATION, PARTNERSHIP, OR LIMITED ABILITY COMPANY MUST COMPLETE AND EXECUTE EXHIBIT C/P-2.

C. SUITABILITY OF CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY AS INVESTOR

1.1 Current Net Worth of Corporation, Partnership, or Limited Liability Company:

$________________

1.2 Net Income of Corporation, Partnership, or Limited Liability Company For:

2005 $________________ 2004 $________________

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

1.3 Anticipated Net Income of Corporation, Partnership, or Limited Liability Company For:

2006 $________________

D. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

____

1.2 Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question D.1.1 is necessary in order for the Investor to affect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question D.1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

1.4 Please provide a corporate resolution approving the purchase of the shares and authorizing the appropriate officer to sign all necessary documents relating thereto, including the share certificate and this subscription agreement.

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ____

   Residence Address: ______________________________________

   City: ____________________ State: ______________ Zip: __________

   Business Telephone Number (___) ___________________

   Home Telephone Number (___) ___________________

   Facsimile Number (___) ___________________

   State of Principal Residence: ______________ U.S. Citizen: Yes _____ No _____

   Social Security Number: ___________________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes _____ No _____

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes _____ No _____

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes _____ No _____

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ __________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(iii) Prior investments in other or limited offerings within the last five years:

( ) real estate ( ) partnerships ( ) corporate equity or debt
( ) other ________________________________

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

(iv) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(v) Do you make your own investment decisions with respect to the investments described in 4 (i) (ii) (iii) and (iv) above?

( ) often ( ) occasionally ( ) seldom ( ) never

(vi) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Trade or industry publication(s}
( ) Broker(s)
( ) Attorney(s)
( ) Financial publication(s)
( ) Banker(s)
( ) Investment advisor(s)
( ) Accountant(s)

5. Income Information:

(i) Gross Income During Last Two Years

Individual 2005	Individual 2004	Joint 2005	Joint 2004	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 75,000
______	______	______	______	$ 75,001 - $200,000
______	______	______	______	$200,001 - $300,000
______	______	______	______	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
______	______	Less than $50,000
______	______	$ 50,000 - $ 75,000
______	______	$ 75,001 - $200,000
______	______	$200,001 - $300,000
______	______	$300,001 or more

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

(iii) Current Net Worth

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

EACH CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY DECISION MAKER MUST COMPLETE EXHIBIT C/P-2 IF REQUIRED BY SECTION B

EXHIBIT C/P-2

Gentlemen:

Please be advised that I am a/an ( ) officer or ( ) director or ( ) general partner or ( ) member or ( ) other fiduciary agent (please specify) ______________________________(check one) of ________________________________ a ( ) corporation, ( ) partnership, ( ) limited liability company (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

   (a) Profession, Business, or Employment:

   ____

   ____

   (b) Business Address and Telephone Number:

   ____

   ____

   (c) Position or Duties:

   ____

   ____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
________	____
________	____
________	____

EACH CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY DECISION MAKER MUST COMPLETE EXHIBIT C/P-2 IF REQUIRED BY SECTION B

EXHIBIT C/P-2

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree
__________	__________	__________	__________
__________	__________	__________	__________
__________	__________	__________	__________
__________	__________	__________	__________

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ________________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
__________	__________	__________	$________
__________	__________	__________	$________
__________	__________	__________	$________

EACH CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY DECISION MAKER MUST COMPLETE EXHIBIT C/P-2 IF REQUIRED BY SECTION B

EXHIBIT C/P-2

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Financial publication(s)
( ) Trade or industry publication(s)
( ) Banker(s)
( ) Broker(s)
( ) Investment advisor(s)
( ) Attorney(s)
( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____

____

____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: ____________, 2006

____
Signature

____
Print Name

____
Title

____
Name of Corporation, Partnership, or Limited Liability Company

TRUST INVESTORS MUST COMPLETE THIS SECTION

A. TRUST INVESTORS

1. Name of Trust: ______________________________

2. Trustee(s):

Name	Address	Daytime Telephone No.
____________	____________	____________
____________	____________	____________
____________	____________	____________

3. Date of Establishment: ______________________________

4. State in which Organized: ______________________________

5. List any other person who should receive copies of correspondence:

____

____

6. Names and Number of Beneficiaries: ______________________________

____

7. Has the subscribing Trust been formed for the specific purpose of investing in the shares?

( ) Yes ( ) No

8. Type of Trust: (Check One)

( ) Revocable ( ) Irrevocable

Name of Grantor(s) (persons establishing the trust) of Revocable Trust:

IF THE TRUST IS REVOCABLE, DO NOT COMPLETE THE REMAINDER OF THIS PURCHASER QUESTIONNAIRE AND HAVE EACH GRANTOR COMPLETE EXHIBIT T-1. IF THE TRUST IS IRREVOCABLE, COMPLETE THE REMAINDER OF THIS PURCHASER QUESTIONNAIRE.

TRUST INVESTORS MUST COMPLETE THIS SECTION

B. ACCREDITED INVESTOR STATUS. Please complete each of the following certifications:

1.1 The undersigned Trust has as its trustee a bank as defined in Section 3(a)(2) of the Securities Act of 1933.

Yes ______ No ______

1.2 The undersigned Trust certifies that it has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring the shares and is directed by a sophisticated person as defined in Rule 506(b)(2)(ii) under the Securities Act of 1933.

Yes ______ No ______

C. SOPHISTICATION

Name(s) of person(s) making this investment decision on behalf of the Trust:

____

____

IF THE TRUST ANSWERED "NO" TO STATEMENT B.1.1 ABOVE, EACH OF THE FOREGOING PERSONS MUST COMPLETE AND EXECUTE EXHIBIT T-2.

D. SUITABILITY OF TRUST AS INVESTOR

1.1 Current Net Worth of Trust: $ ____________________.

1.2 Net Income of Trust For:

2005 $ ____________________ 2004 $ ____________________

1.3 Anticipated Net Income of Trust For:

2006 $ ____________________

E. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

TRUST INVESTORS MUST COMPLETE THIS SECTION

1.2. Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question E. 1.1 is necessary in order for the Investor to affect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question E. 1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

____

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ____

   Residence Address: ____________________________________

   City: ____________________State: _______________Zip: __________

   Business Telephone Number (___) ____________________

   Home Telephone Number (___) ____________________

   Facsimile Number (___) ____________________

   State of Principal Residence: ______________U.S. Citizen: Yes _____ No _____

   Social Security Number: ____________________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes ______ No ______

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes ______ No ______

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes ______ No ______

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ ___________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(iii) Prior investments in other or limited offerings within the last five years:

( ) real estate ( ) partnerships ( ) corporate equity or debt
( ) other ____________________________________

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(iv) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(v) Do you make your own investment decisions with respect to the investments described in 4 (i) (ii) (iii) and (iv) above?

( ) often ( ) occasionally ( ) seldom ( ) never

(vi) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s}
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

5. Income Information:

(i) Gross Income During Last Two Years

Individual		Joint		
2005	2004	2005	2004	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 75,000
______	______	______	______	$ 75,001 - $200,000
______	______	______	______	$200,001 - $300,000
______	______	______	______	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
______	______	Less than $50,000
______	______	$ 50,000 - $ 75,000
______	______	$ 75,001 - $200,000
______	______	$200,001 - $300,000
______	______	$300,001 or more

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(iii) Current Net Worth

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

Gentlemen:

Please be advised that I am a ( ) trustee or ( ) other fiduciary agent (please specify) ________________________________(check one) of__________________________ a ( ) trust, or ( ) other entity (please specify) __________________________ (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

(a) Profession, Business, or Employment:

____

____

(b) Business Address and Telephone Number:

____

____

(c) Position or Duties:

____

____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
__________	____
__________	____
__________	____

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree
____________________	________________	________________	__________
____________________	________________	________________	__________
____________________	________________	________________	__________
____________________	________________	________________	__________

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ________________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in or limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
____________________	________________	__________	$________
____________________	________________	__________	$________
____________________	________________	__________	$________

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry	( ) Broker(s)
( ) Financial publication(s)	( ) Investment advisor(s)
( ) Trade or industry publication(s)	( ) Attorney(s)
( ) Banker(s)	( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____

____

____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: ____________, 2006

____
Signature

____
Print Name

____
Title

____
Name of Trust

PLAN INVESTORS MUST COMPLETE THIS SECTION

A. PLAN INVESTORS

1. Name of Plan: ______________________________

2. (a) Type of Plan: ( ) Qualified Pension, Profit Sharing or Stock Bonus Plan

   ( ) Keogh ( ) IRA ( ) Other (Specify) ______________

   (b) Plan Fiduciaries: ______________________________

Name	Address	Telephone No.
______________	______________________	__________
______________	______________________	__________
______________	______________________	__________

3. Date of Establishment: ______________________________

4. State in which Organized: ______________________________

5. List any other person who should receive copies of correspondence:

   ____

   ____

6. Has the subscribing Plan been formed for the specific purpose of investing in the shares?

   ( )Yes ( )No

7. (a) Does each Plan Participant who will invest in shares (i) have the power to direct his investments and (ii) intend to invest in shares pursuant to the exercise of such power?

   ( )Yes ( )No

   (b) Does the Plan either (i) have one Plan Participant or (ii) provide for segregated accounts for each Plan Participant?

   ( )Yes ( )No

   (c) Does the undersigned Plan certify that investment decisions are made solely by persons that are accredited investors?

   ( )Yes ( )No

PLAN INVESTORS MUST COMPLETE THIS SECTION

IF THE PLAN ANSWERED "YES" TO BOTH QUESTIONS 1.7 (a) AND 1.7 (b) ABOVE OR TO QUESTION 1.7 (c) ABOVE, THEN

(a) List:

(i) Number of Plan Participants: ______________________________

(ii) Name of Participant(s) who will invest in shares:

Name	Address	Telephone No.
______________	______________________________	______________
______________	______________________________	______________
______________	______________________________	______________

and (b): **EACH PLAN PARTICIPANT INVESTING IN SHARES SHOULD COMPLETE EXHIBIT P-1, AND THE PLAN SHOULD NOT COMPLETE SECTIONS II, III OR IV.**

IF THE PLAN DID NOT ANSWER "YES" TO BOTH QUESTIONS 1.7 (a) AND 1.7 (b) ABOVE OR TO QUESTION 1,7 (c) ABOVE, THEN THE PLAN MUST COMPLETE SECTIONS B, C AND D AND THE PERSON MAKING INVESTMENTS DECISIONS FOR THE PLAN MUST COMPLETE EXHIBIT P-2.

B. ACCREDITED INVESTOR STATUS. Please complete each of the following certifications:

The undersigned Plan certifies that it is an employee benefit plan within the meaning of Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA") and either (i) has total assets in excess of $5,000,000 or (ii) has its investment decision made by a plan fiduciary as defined in Section 3(21) or ERISA which is either a bank, savings and loan association, insurance company or registered investment adviser.

Yes ______ No ______

C. SUITABILITY OF TRUST AS INVESTOR

1.1 Current Net Worth of Plan: $ ____________________.

1.2 Net Income of Plan For:

2005 $ ____________________ 2004 $ ____________________

1.3 Anticipated Net Income of Plan For:

2006 $ ____________________

PLAN INVESTORS MUST COMPLETE THIS SECTION

D. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

1.2. Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question D. 1.1 is necessary in order for the Investor to effect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question D. 1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

____

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ____

   Residence Address: ______________________________________

   City: ____________________State: _______________Zip: __________

   Business Telephone Number (___) ____________________

   Home Telephone Number (___) ____________________

   Facsimile Number (___) ____________________

   State of Principal Residence: _____________U.S. Citizen: Yes _____ No _____

   Social Security Number: ____________________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes _____ No _____

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes _____ No _____

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes _____ No _____

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ __________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(iii) Prior investments in other or limited offerings within the last five years:

( ) real estate ( ) partnerships ( ) corporate equity or debt
( ) other ________________________________

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

(iv) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(v) Do you make your own investment decisions with respect to the investments described in 4 (i) (ii) (iii) and (iv) above?

( ) often ( ) occasionally ( ) seldom ( ) never

(vi) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s}
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

5. Income Information:

(i) Gross Income During Last Two Years

Individual		Joint		
2005	2004	2005	2004	
____	____	____	____	Less than $50,000
____	____	____	____	$ 50,000 - $ 75,000
____	____	____	____	$ 75,001 - $200,000
____	____	____	____	$200,001 - $300,000
____	____	____	____	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
____	____	Less than $50,000
____	____	$ 50,000 - $ 75,000
____	____	$ 75,001 - $200,000
____	____	$200,001 - $300,000
____	____	$300,001 or more

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

(iii) Current Net Worth

Individual	Joint	
______	______	Less than $50,000
______	______	$ 50,000 - $ 99,999
______	______	$100,000 - $299,999
______	______	$300,000 - $599,999
______	______	$600,000 - $999,999
______	______	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
______	______	Less than $50,000
______	______	$ 50,000 - $ 99,999
______	______	$100,000 - $299,999
______	______	$300,000 - $599,999
______	______	$600,000 - $999,999
______	______	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
______	______	Less than $50,000
______	______	$ 50,000 - $ 99,999
______	______	$100,000 - $299,999
______	______	$300,000 - $599,999
______	______	$600,000 - $999,999
______	______	$ 1,000,000 or more

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

Gentlemen:

Please be advised that I am a (   ) trustee or (   ) other fiduciary agent (please specify) ________________________________(check one) of__________________________ a ( ) trust, or ( ) other entity (please specify) ________________________ (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

   (a) Profession, Business, or Employment:

   ____

   ____

   (b) Business Address and Telephone Number:

   ____

   ____

   (c) Position or Duties:

   ____

   ____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
________	____________________________________
________	____________________________________
________	____________________________________
________	____________________________________

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree
____________________	_______________	_______________	_________
____________________	_______________	_______________	_________
____________________	_______________	_______________	_________
____________________	_______________	_______________	_________

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ________________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in or limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
____________________	_______________	__________	$________
____________________	_______________	__________	$________
____________________	_______________	__________	$________

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Financial publication(s)
( ) Trade or industry publication(s)
( ) Banker(s)
( ) Broker(s)
( ) Investment advisor(s)
( ) Attorney(s)
( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____
____
____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: ____________, 2006

____
Signature

____
Print Name

____
Title

____
Name of Plan

ACCEPTANCE BY GLOBAL MEDIA AFFILIATES, INC.

Global Media Affiliates, Inc. hereby acknowledges receipt from ______________________________ of (i) such subscriber's check in the amount of $____________, and (ii) this subscription for _____________ shares for an aggregate price of $___________ ($0.10 per share) as of ___________________, 2006.

ACCEPTED BY THE COMPANY this the ________ day of ____________________, 2006.

GLOBAL MEDIA AFFILIATES, INC.

By: ______________________________

Justin Guisinger, President

Exhibit A

INFORMATION FOR RESIDENTS OF CERTAIN STATES

INFORMATION FOR RESIDENTS OF CERTAIN STATES

EVERY PROSPECTIVE PURCHASER SHOULD READ THE DISCLOSURE BELOW. OFFERS AND/OR SALES MAY ONLY BE MADE IN THOSE STATES DESIGNATED BY THE COMPANY.

ALL STATES: PRESENCE OF A LEGEND OF ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN THAT AN OFFER OR SALE MAY BE MADE IN ANY PARTICULAR STATE. THE ATTACHED REGULATION A OFFERING MAY BE SUPPLEMENTED BY ADDITIONAL STATE LEGENDS. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE ADVISED TO CONTACT THE COMPANY FOR A CURRENT LIST OF STATES IN WHICH OFFERS OR SALES MAY BE LAWFULLY MADE.

THESE SECURITIES ARE BEING ISSUED PURSUANT TO A CLAIM OF EXEMPTION FROM THE REGISTRATION OR QUALIFICATION PROVISION OF THE SECURITIES LAWS, SPECIFICALLY REGULATION A OF THE SECURITIES ACT OF 1933 UNDER THE FEDERAL LAW, AND VARIOUS SELF-EXECUTING LIMITED OFFERING EXEMPTIONS OR ISOLATED TRANSACTION EXEMPTIONS IN THE STATES WHERE AN OFFERING WILL BE MADE, WHICH THE OFFEROR INTENDS TO FULLY COMPLY WITH AND IS TAKING SPECIFIC INTERNAL STEPS TO DO SO. ALL SHARES ACQUIRED AS PART OF THE OFFERING, INCLUDING SHARES THAT MAY BE ACQUIRED BY OUR "AFFILIATES" AS DEFINED BY RULE 144 UNDER THE SECURITIES ACT, MAY BE SUBJECT TO THE RESALE LIMITATIONS OF RULE 144 UNDER THE SECURITIES ACT AND MAY BE DEEMED "RESTRICTED SECURITIES" UNDER RULE 144 IN THAT THEY WILL HAVE BEEN ORIGINALLY ISSUED AND SOLD BY US IN TRANSACTIONS IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT THAT ENCOMPASSES RULE 144. UNLESS A SPECIFIC EXEMPTION IS AVAILABLE AT BOTH THE FEDERAL AND STATE LEVEL THAT WOULD ALLOW OTHERWISE, ALL SHARES TO BE ISSUED IN CONNECTION WITH THIS OFFERING WILL BE DEEMED RESTRICTED SECURITIES UNDER RULE 144 UNTIL SUCH TIME AS THE SHARES ARE REGISTERED FOR SALE UNDER THE SECURITIES ACT.

THE ATTACHED REGULATION A OFFERING IS NUMBERED AND ONLY DIRECTED TO THE SPECIFIC INDIVIDUAL OR ENTITY INDICATED ABOVE. IT IS FURTHER ASSUMED THAT SUCH OFFEREE RESIDES IN THE JURISDICTION AS INDICATED ABOVE. THIS OFFERING DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL. THE OFFEREE, BY ACCEPTANCE OF DELIVERY OF THIS OFFERING, AGREES NOT TO DELIVER OR DISTRIBUTE THIS OFFERING TO ANY PERSON, FIRM OR ENTITY OTHER THAN HIS/HER ADVISORS.

Exhibit (5) Voting Trust Agreement E-5

NOT APPLICABLE

Exhibit (6) Material Contracts

NOT APPLICABLE

Exhibit (7) Material Foreign Patents

NOT APPLICABLE

Exhibit (8)	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession	E-8

NOT APPLICABLE

Exhibit (9)	Escrow Agreements	E-9

ESCROW AGREEMENT

THIS AGREEMENT, dated for reference July 5, 2007 is made

BETWEEN:

Global Media Affiliates, Inc., a company incorporated under the laws of Nevada and having its head office at 8880 Rio San Diego Drive (Rio Tower), 8th Floor (PMB 823), San Diego, CA 92108.

(the "Company");

Applbaum & Zouvas LLP, a partnership having an office at 925 Hotel Circle South, San Diego, CA 92108

("Escrow Agent").

WHEREAS:

A. Pursuant to a offering circular dated for reference June 29, 2007 (the "Prospectus"), the Company intends to issue a minimum of 30,000,000 and a maximum of 50,000,000 common shares in the Company's share capital at a price of $0.10 per share (the "Issuance Shares") to as yet unidentified person or entities (collectively, the "Shareholders");

B. The Company shall issue the Issuance Shares pursuant to Subscription Agreements, a copy of which form is attached to this Agreement as Schedule "A"(the "Subscriptions"). Pursuant to the Subscriptions, each Shareholder shall deliver funds in the appropriate fashion to "Applbaum & Zouvas LLP, in trust for Baoshinn Corporation" to pay for the Issuance Shares subscribed for by each such Shareholder (the "Purchase Funds");

C. The Company has agreed to, and has or shall, inform and advise all Shareholders that it shall place the Purchase Funds in escrow with the Escrow Agent pursuant to the terms of this Agreement; and

D. The Escrow Agent is prepared to hold the Purchase Funds in escrow on the terms of this Agreement.

THEREFORE, the parties agree:

PLACEMENT OF PURCHASE FUNDS IN ESCROW

The Company shall cause the Shareholders to deliver the Purchase Funds delivered pursuant to the Subscriptions for the Issuance Shares to the Escrow Agent to be held in accordance with the terms of this Agreement.

While the Purchase Funds are in escrow, the Company will not issue, deliver, transfer, assign, option, dispose of, pledge or encumber any interest in the Issuance Shares.

TERMS OF ESCROW

The Company directs the Escrow Agent not to release or otherwise deal with the Purchase Funds, and the other documents, held in escrow under this Agreement except in accordance with the terms of this Agreement.

Unless otherwise directed in a notice in writing executed by the Company and each of the Shareholders, the Escrow Agent will release the Purchase Funds to the Company or to the Shareholders as follows:

A. To the Company

i. Upon the Company providing written notice to the Escrow Agent that the Purchase Funds are to be released to the Company and that all Subscriptions for the Issuance Shares pursuant to the Prospectus have been received by the Company;

ii. The Escrow Agent being in possession of not less than 30,000,000 shares in Purchase Funds; and

iii. The Company providing the Escrow Agent with written confirmation that the Company shall, forthwith upon the delivery of the Purchase Funds to the Company, immediately issue and deliver to the Shareholders all Issuance Shares owing pursuant to the Subscriptions and in accordance with the Purchase Funds;

B. To the Shareholders

i. On written notice from the Company confirming that the financing contemplated by the Prospectus shall not proceed, that no Issuance Shares shall be delivered to any Shareholders, and that the Purchase Funds ought to be returned to the respected Shareholders; or

ii. Upon the Escrow Agent being in possession of less than 30,000,000 shares in Purchase Funds and more than 270 days having elapsed from the effective date of the Prospectus.

All Purchase Funds released by the Escrow Agent pursuant to the terms of this Agreement will cease to be governed or affected by this Agreement.

The Escrow Agent shall have no duties except those which are expressly set forth herein, and it shall not be bound in any way by:

- any notice of a claim or demand with respect thereto or any waiver, modification, amendment, termination or rescission of this Agreement unless received in writing and signed by the Company and the Shareholders, and, if its duties herein are affected, unless it shall have given its prior written consent thereto; or

- any other contract or agreement between the Company and the Shareholders whether or not the Escrow Agent has knowledge thereof or of its terms and conditions.

AMENDMENT AND ASSIGNMENT

This Agreement may be amended only by a written agreement among the Escrow Agent, the Company and the Shareholders.

INDEMNIFICATION OF ESCROW AGENT

4.1 Except for its acts of negligent misconduct, the Escrow Agent shall not be liable for any acts done or steps taken or omitted in good faith, or for any mistake of fact or law and each of the Company and the Shareholders will jointly and severally release, indemnify and save harmless the Escrow Agent from all costs, charges, claims, demands, damages, losses and expenses resulting from the Escrow Agent's compliance in good faith with this Agreement. The Company agrees to pay the Escrow Agent's proper and reasonable charges for its services rendered and its disbursements incurred as Escrow Agent in this matter.

4.2 Upon the release of the Purchase Funds to the Company in accordance with section 2.2 (a) above, the Escrow Agent shall be entitled, but not required, to retain Purchase Funds such funds required to pay the Escrow Agent's costs, fees, disbursements, and accounts incurred with regards to this Agreement.

RESIGNATION OF ESCROW AGENT

If the Escrow Agent wishes to resign as escrow agent under this Agreement, the Escrow Agent must give notice in writing to the Company.

The resignation of the Escrow Agent shall be effective and the Escrow Agent shall cease to be bound by this Agreement on the date that is 60 days after the date of receipt of the notice referred to in subsection 5.1 or on such other date as the Escrow Agent are the Company may agree upon (the "Resignation Date").

Following receipt of the notice referred to in subsection 5.1 and before the Resignation Date, the Company will provide the Escrow Agent with written instructions to deliver any Purchase Funds then held by the Escrow Agent pursuant to this Agreement to a third party, to be held on the terms and conditions of this Agreement or otherwise as the Company and the Shareholders may agree. If the Company does not appoint a new Escrow Agent within 50 days of receipt of the notice in subsection 5.1, then the Company will have the right to designate the registrar and transfer agent for the Company (if such person is not the Escrow Agent) as the person to replace the Escrow Agent and the Company shall instruct the Escrow Agent of its designation prior to the Resignation Date.

If the Escrow Agent does not receive the instructions referred to in subsection 5.3 on or before the Resignation Date, the Escrow Agent will deliver any Purchase Funds then held in escrow under this Agreement to the registrar and transfer agent for the Company (if such person is not the Escrow Agent) with instructions to hold such documents on the terms and conditions of this Agreement.

The effect of the delivery of any Purchase Funds then held in escrow to a third party or the registrar and transfer agent of the Company under subsection 5.3 or 5.4 will be to appoint the third party or the registrar and transfer agent as Escrow Agent under this Agreement and the third party or the registrar and transfer agent will be entitled to all the rights of the Escrow Agent under this Agreement, and the Company will be bound by the appointment and by this Agreement as if the third party or the registrar and transfer agent had originally been appointed as Escrow Agent under this Agreement.

If, at any time, a dispute arises between any of the Company, the Shareholders and the Escrow Agent as to the proper interpretation of this Agreement, the Escrow Agent will be at liberty to deliver any Purchase Funds then held by it in escrow under this Agreement into court and will thereby be released of all further obligations under this Agreement and the Company and the Shareholders will jointly and severally be liable for and will indemnify the Escrow Agent for all fees, charges and expenses of the Escrow Agent charged on a solicitor and own client basis in connection with any such dispute.

FURTHER ASSURANCES

The Company will execute and deliver any further documents and perform any acts necessary to carry out the intent of this Agreement.

TIME

Time is of the essence of this Agreement.

NOTICES

All notices, documents and other communications ("Notices") required or permitted to be given to the parties to this Agreement shall be in writing, and shall be addressed to the parties as follows or at such other address as the parties may specify from time to time:

the Company:

Global Media Affiliates, Inc
8880 Rio San Diego (Rio Tower), 8th Floor (PMB 823)
San Diego, CA 92108

Attention:	**Justin Guisinger**
Telephone:	(877) 606-6621
Facsimile:	

the Escrow Agent:

Applbaum & Zouvas LLP
925 Hotel Circle South
San Diego, CA 92108

Attention:	**Luke C. Zouvas, Esq.**
Telephone:	(619) 688-1715
Facsimile:	(619) 688-1716

Notices must be delivered or sent by telecopier and addressed to the party to which notice is to be given to the address or facsimile number above or to such other address as a party may by Notice to the other parties advise. If Notice is delivered or transmitted by telecopier during the normal business hours of the recipient, it will be deemed to be received when delivered or sent by telecopier. If a Notice is delivered or transmitted by telecopier outside of normal business hours of the recipient, it will be deemed to be received at the commencement of normal business hours of the recipient on the next business day.

COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one agreement.

LANGUAGE

Wherever a singular expression is used in this Agreement, that expression is deemed to include the plural or the body corporate where required by the context.

ENUREMENT

This Agreement ensures to the benefit of and is binding on the parties and their successors and permitted assigns.

CONFLICTING AGREEMENTS

Where a provision of this Agreement conflicts or is inconsistent with a provision of the Prospectus, a Subscription any other agreement to which either or both of the Company and the Shareholders are party, the terms of this Agreement will supersede any such conflicting provision.

13. SHAREHOLDERS

13.1 The Company agrees, guarantees, represents, and warrants to the Escrow Agent that it shall:

(a) cause all Shareholders to be bound by the terms of this Agreement;

(b) provide a copy of the Prospectus to all Shareholders;

(c) obtain properly executed Subscriptions from all Shareholders prior to causing the Shareholders to deliver the Purchase Funds to the Escrow Agent;

(d) ensure that all Purchase Funds received by the Escrow Agent are received in accordance with the terms of, and commensurate with the number of shares designated in, a properly executed Subscription;

(e) cause all Purchase Funds raised or received pursuant to the Prospectus and the Subscriptions to be delivered to, and only to, the Escrow Agent;

(f) advise the Escrow Agent, from time to time and in a diligent and punctual manner, of the identities of all Shareholders;

(g) provide the Escrow Agent, from time to time, with a Schedule (Schedule "B" to this Agreement) setting out the identity of all Shareholders, the number of Issuance Shares to which they have subscribed under a Subscription, and the amount of Purchase Funds which they shall deliver.

13.2 The Escrow Agent shall have no obligations to the Shareholders, save and except as set out in this Agreement and the Company agrees to hold the Escrow Agent harmless, and provide the Escrow Agent with a full indemnity, with regards to any claims made by any Shareholders against the Escrow Agent.

IN WITNESS of this Agreement, the parties have executed and delivered this Agreement as of the date given above.

THE COMMON SEAL of **Global Media Affiliates, Inc Corporation** was hereunto affixed in the presence of:)

)

/s/ Justin Guisinger)

Authorized Signatory)

) (C/S)
)

THIS AGREEMENT WAS EXECUTED ON BEHALF OF **ESCROW AGENT** was hereunto affixed in the presence of:

/s/ Marc Applbaum, Esq.

Name

/s/ Luke C. Zouvas, Esq.
Luke C. Zouvas, Esq.

SCHEDULE "B"

Schedule "B" to the Escrow Agreement between Global Media Affiliates, Inc and Applbaum & Zouvas LLP dated July 5, 2007.

SHAREHOLDER	ISSUANCE SHARES	PURCHASE FUNDS
1.____		
2.____		
3.____		
4.____		
5.____		
6.____		
7.____		
8.____		
9.____		
10.____		
11.____		
12.____		
13.____		
14.____		
15.____		
16.____		

Exhibit (10) Consents E-10

(a) Experts:

Written Consent from Auditors

(b) Underwriters:

NOT APPLICABLE

Exhibit (11) Opinion re Legality E-11

Legal Opinion Letter from Counsel

June 28, 2007

Global Media Affiliates, Inc.
8880 Rio San Diego Drive (Rio Tower)
8th Floor (PMB 823)
San Diego, CA 92108

Ladies and Gentlemen:

We have been retained by Global Media Affiliates, Inc., a Nevada corporation (the "Company") in connection with the preparation of the Company's Amendment No. 3 to Offering Statement on Form 1-A (File No.024-10157) filed with the Securities and Exchange Commission on June 29, 2007, and any amendments thereto, to be filed by the Company with the Securities and Exchange Commission relating to the securities of the Company. You have requested that we render our opinion as to whether or not the securities proposed to be sold on the terms set forth in the Form 1-A will be validly issued, fully paid, and nonassessable.

In connection with this request, we have examined the following:

1. Articles of Incorporation of the Company;
2. Bylaws of the Company;
3. Unanimous consent resolutions of the Company's board of directors;
4. Offering Statement.

We have examined such other corporate records and documents and have made such other examinations as we have deemed relevant.

Based on the above examination, we are of the opinion that the securities of the Company to be sold pursuant to the Offering Statement, when sold and issued, will be validly authorized and issued, fully paid, and nonassessable under corporate laws, including all statutory provisions, of the state of Nevada, all applicable provisions of the Nevada Constitution and reported judicial decision interpreting those laws.

This opinion is limited in scope to the shares being sold pursuant to the Registration Statement and does not cover subsequent issuance of shares to be made in the future.

We hereby consent (a) to be named in the Offering Statement and in the prospectus that constitutes a part of the Offering Statement as acting as counsel in connection with the offering, including with respect to the issuance of securities offered in the offering; and (b) to the filing of this opinion as an exhibit to the Offering Statement.

This opinion is to be used solely for the purpose of the offering statement and may not be used for any other purpose.

Very truly yours,

Luke C. Zouvas
Luke C. Zouvas

Applbaum & Zouvas LLP

Exhibit (12) Sales Materials E-12

NOT APPLICABLE

Exhibit (13) "Test the Water" Material E-13

NOT APPLICABLE

Exhibit (14) Appointment of Agent for Service of Process E-14

NOT APPLICABLE

Exhibit (15) Additional Exhibit E-15

Lease Agreement

Business Identity Plan Agreement

Premier Business Centers



CENTER INFORMATION
MISSION VALLEY RIO SAN DIEGO CENTER
8880 Rio San Diego Drive, 8th Floor
San Diego, CA 92108
Phone: (619) 209-6000 Fax: (619) 209-6050

Date of Agreement:	December 20, 2006	**Initial Term:**	Month to Month
Client:	Global Media	**Start Date:**	December 21, 2006
Address:	125 Hillcrest Drive, #8	**Initial Term Expiration Date:**	N / A
City:	Encinitas	**Contact:**	Justin Guisinger
State:	CA **ZIP** 92024	**Telephone:**	(877) 606-6621
E-Mail:	justinguisinger@yahoo.com	**Fax:**	
Total # of Offices:	0	**Prorated for:**	11 Days out of 30
No.of People:	1	**Client PMB #:**	323

MONTHLY RECURRING CHARGES	Units	FIRST MONTH	DUE MONTHLY
BASIC IDENTITY PLAN (Mail Service, $95 each) We receive your mail and sign for packages	1	$34.83	$95.00
TELEPHONE IDENTITY PLAN (Telephone & Mail Service, $175 each) Professional receptionist answers your calls in your company name according to your specifications, with voicemail service after hours. We receive your mail and sign for packages.	0	$0.00	$0.00
MAIL & 16 HOURS OF PRIVATE OFFICE TIME ($195 each) We receive your mail and sign for packages. Work from a professionally furnished & equipped private office (based on availability) for up to 16 hours per billing period Unused time does not carry over to the next billing period.	0	$0.00	$0.00
VIRTUAL OFFICE PLAN (Telephone Answering, Mail Service, & 16 Hours of Private Office time, $300 each) Professional receptionist answers your calls in your company name according to your specifications, with voicemail service after hours. We receive your mail and sign for packages. Also, work from a professionally furnished & equipped private office (based on availability) for up to 16 hours per billing period. Unused time does not carry over to the next billing period. Directory Listing, Included where applicable.	0	$0.00	$0.00
16 HOURS OF PRIVATE OFFICE TIME ($160 each package) Work from a professionally furnished & equipped private office (based on availability) for up to 16 hours per billing period. Unused time does not carry over to the next billing period	0	$0.00	$0.00
UNLIMITED CALL PATCHING/FORWARDING($50 each)	0	$0.00	$0.00
ADDITIONAL VOICE MAIL BOX, MAIL BOX TREE, CALL MESSAGE NOTIFICATION ($25 each)	0	$0.00	$0.00
TELEPHONE BOOK LISTING ($10 each)	0	$0.00	$0.00
ADDITIONAL DID ($50 each)	0	$0.00	$0.00
	SUBTOTAL	$34.83	$95.00
ONE TIME CHARGES (SET UP FEES)			
ADMINISTRATIVE SET UP ($100 each)	1	$100.00	
TELEPHONE & VOICE MAIL PROGRAMMING ($125 each)	0	$0.00	
DIRECTORY STRIP ($65 each) (Included with Virtual Office Plan, where applicable, for no additional fee)	0	$0.00	
SET UP FEE FOR TELEPHONE BOOK LISTING ($30 each)	0	$0.00	
SET UP FEE FOR ADDITIONAL MAIL BOX, MAIL BOX TREE, CALL MESSAGE NOTIFICATION ($50 each)	0	$0.00	
	SUBTOTAL	$100.00	
SECURITY DEPOSIT			
SECURITY DEPOSIT(Equal to 1 months total recurring charges)	$95.00	$95.00	
	SUBTOTAL	$95.00	
	TOTAL START-UP CHARGES		$324.83

Miscellaneous: The attached Terms and Conditions are hereby incorporated herein by reference. TOTAL START-UP CHARGES INCLUDES RECURRING CHARGE FOR DECEMBER 21-31 , SECURITY DEPOSIT, ONE TIME SET UP FEES AND JANUARY 2007 RECURRING CHARGES.

CLIENT: Global Media	**PREMIER OFFICE CENTERS, LLC** a California Limited Liability company
Signature / Signature	12-20-06 Date / By: Maureen Lockwood Controller

Exhibit (16) Additional Exhibit E-16

Production Agreement

Production Services Agreement

March 29, 2007

This will confirm the agreement between TAKE 2 DIRECT, LLC (hereinafter referred to as "PRODUCER") and Global Media (hereinafter referred to as "CLIENT") who desires to produce a 60 second television commercial (hereinafter referred to as PRODUCTION) for the products initially known as "Global Media" (hereinafter referred to "PRODUCT). PRODUCER desires to accept such a PRODUCTION. This document shall be referred to as "The Agreement" between the parties. PRODUCER and CLIENT hereby accept the terms and conditions stated herein.

<u>Overview</u>

CLIENT wishes to retain the non-exclusive services of PRODUCER in respect of the PRODUCTION for their PRODUCT as named above. Once all obligations of CLIENT have been met as detailed in this agreement, PRODUCER will hand over the master copy of the PRODUCTION, at which time all rights and ownership will also pass through to the CLIENT.

<u>PRODUCER Responsibilities</u>

The following items are included in the PRODUCTION budget and PRODUCER shall be responsible for the items listed: The supervision of the PRODUCTION process including; producing, directing, scripting, and editing. If CLIENT requests any changes that result in any production changes or additional production time, or additional editing time, CLIENT will bear the costs of those changes, with the parties to agree in writing and in advance to the amount of such costs. PRODUCER will make every reasonable effort to create the PRODUCTION within the time frame agreed between the two Parties, not withstanding any elements that are out of the control of PRODUCER. PRODUCER is not responsible for the results generated by the PRODUCTION once the CLIENT approves the Master copy of the PRODUCTION.

<u>CLIENT Responsibilities</u>

CLIENT shall provide PRODUCER with complete PRODUCT information, PRODUCT materials and sufficient PRODUCT samples on a timely basis as deemed necessary by PRODUCER for the writing of the script, testimonial use, and use during the shooting of the PRODUCTION. CLIENT is responsible for paying any "Testimonial Talent" and celebrity talent that they request as part of the PRODUCTION. CLIENT is responsible for approving all aspects of the PRODUCTION, including, but not limited to, scripts, graphics, benefits claimed, PRODUCT

materials and ingredients, testimonials, payment offers, and the final master to be shown to the public. Client also acknowledges and confirms that it has the means and ability to meet all of its obligations that are required of it as a result of the PRODUCTION and the response that it generates from showing the PRODUCTION to the general public (example: being able to deliver the PRODUCT as described in the PRODUCTION). CLIENT understands that if media is purchased prior to delivery of final master tape, PRODUCER is not responsible for any delays or media dollars lost. It is recommended that CLIENT purchase and schedule media, after delivery of master tape.

Rights of ownership

CLIENT acknowledges and confirms to PRODUCER that they are the lawful and rightful owner of the PRODUCT (including any patents and trademarks), or have the full legal rights and access to the PRODUCT, which can be demonstrated at any time at the request of PRODUCER. CLIENT also confirms that their PRODUCT does not infringe upon any other parties' patent, copyright or trademark, and that there are no existing or foreseeable legal claims against their company in respect of this PRODUCT. CLIENT also confirms to PRODUCER that the PRODUCT meets all Federal, State and local laws that are applicable to the PRODUCT and it's marketability (an example being: The Food and Drug Administration).

Indemnification, Errors and Omissions

CLIENT shall indemnify, defend (with counsel chosen by PRODUCER) and hold harmless PRODUCER, its parent, wholly owned subsidiaries, and the officers, directors, shareholders, employees, hosts, agents and representatives thereof (collectively hereafter, the "PRODUCER Entities"), from and against any and all claims, including any related fees, costs and expenses (including, without limitation, reasonable attorneys' fees incurred in connection with the investigation and/or defense of such claims) made by third parties against any of the PRODUCER Entities based upon, or arising out of, (i) the products or services offered for sale through PRODUCER'S Production or other Services, (ii) the information, data and material provided by Client to PRODUCER'S campaign manager and all claims made by Client with respect to the products or services so offered, (iii) any error or omission by PRODUCER given that the final master tape is accepted by Client, and (iv) any act or omission by Client in breach or repudiation of Client's warranties, representations, obligations and/or duties hereunder, including, but not limited to, those related to the safety and efficacy of any products or services, and/or compliance with the rules, regulations and guidelines of the Federal Trade Commission and any other government agency.

PRODUCER shall indemnify, defend (with counsel chosen by PRODUCER) and hold harmless Client, its parent, subsidiaries, and the officers, directors, shareholders, employees, agents and representatives thereof (collectively hereafter, the "Client Entities"), from and against any and all claims (including any related fees, costs and expenses, including, without limitation, reasonable attorneys' fees incurred in connection with the investigation and/or defense of such claims) made by third parties against any of the Client Entities, arising out

of or in any way related to any negligent or unlawful act or omission by PRODUCER or any of its officers, directors, agents, contractors, servants, employees or representatives.

Limitation of Liability

PRODUCER shall not, for any reason, be liable to CLIENT for any indirect, incidental, consequential or special damages arising out of the services provided by PRODUCER or in any other way arising out of this Agreement, even if advised of the possibility of such damages, including but not limited to, any lost sales or profits, business interruption, or advertising expenses incurred by CLIENT.

PRODUCER Compensation for PRODUCTION

In consideration of the above services being performed by PRODUCER; CLIENT agrees to pay PRODUCER:

Twenty Thousand 20,000 plus 100,000 shares of free trading stock

$10,000 non-refundable payable upon execution of this agreement. CLIENT understands that the current PRODUCTION budget is only an estimate of the PRODUCTION costs and that PRODUCER will make every effort to stay within that budget. However, if it becomes apparent that there will be a budget shortfall, PRODUCER will notify CLIENT at the earliest possible time to discuss any necessary budget increase to complete the PRODUCTION to the satisfaction of the CLIENT. Any production and/or editing overages are agreed upon in advance and should not go over 5 percent of the budget, and a 50% deposit is payable prior to any additional work or production being complete.

CLIENT also agrees to pay PRODUCER for any additional charges at cost, such as travel charges, view copies on VHS or DVD, master tape duplications, shipping and Fedex charges, tape conversions, transcriptions, and any other direct costs not associated with producing the PRODUCTION upon client approval.

Finance Charge

Any amounts more than 30 days past due are subject to a finance charge of one-point-five percent (1.5%) per month.

Other services provided bv PRODUCER upon request

PRODUCER may also perform the following consultation services:

1. national media testing
2. inbound telemarketing
3. customer service
4. expert feedback and recommendations
5. report analysis

6. etc.

Compensation for the above services if desired, billed at $4500/month

Remedies For Client Non-Payment and Default

If Client fails to pay in full any bill rendered by PRODUCER within fourteen (14) days after the invoice date as provided in this agreement, PRODUCER at its sole discretion may immediately suspend all services to CLIENT without notice, and retain sole ownership of all associated and collected PRODUCTION material up to that date with no obligation to furnish CLIENT with any such material. PRODUCER shall not be liable for any damages to, or costs incurred by, CLIENT resulting from the interruption of its services due to CLIENT'S failure to pay its bill when due. The foregoing remedy is non-exclusive, and PRODUCER may in addition thereto pursue any other remedy it may have under applicable law. In the event Client is adjudicated by a Court to have breached its payment obligations to PRODUCER under this Agreement, Client shall pay to PRODUCER, in addition to amounts adjudicated to be owed, all reasonable (i) collection agency fees, commissions and costs, and (ii) attorney's fees, incurred by PRODUCER in the collection of said sums.

Confidentiality

All information provided or obtained in connection with this Agreement, including but not limited to, information concerning the operations, systems, telephone, telecommunications and computer facilities and configurations, software, manuals and business proposals of PRODUCER and CLIENT, constitutes confidential business information and is the property of such party. Each party agrees that it shall maintain the confidentiality of such information of the other party and shall not disseminate, copy or disclose such information without the written consent of the other party other than as may be required to permit such party to perform its obligations hereunder.

Term of Agreement and Termination.

This agreement is effective as of the date it is fully executed by both parties, and shall continue in full force and effect for a period of one (1) year or until the production is complete.

Notwithstanding the above, the parties shall have the right to terminate this agreement as follows:

Either party may terminate this Agreement upon written notice and without opportunity to cure if: (i) the other party becomes insolvent, (ii) the other party files a petition under any bankruptcy or reorganization law, and said petition is not dismissed within Thirty (30) days, (iii) a receiver, trustee or liquidator is appointed for all or a substantial part of the other party's assets; (iv) a petition for liquidation is filed by or against the other party; or (v) the other party undergoes a change of more than 50% of its ownership or sells off or disposes of more than 50% of its authorized stock, except that this provision shall not

apply in the event the change in ownership or authorized stock is the result of a firm commitment underwritten public offering of equity securities registered under the Securities Act of 1933.

PRODUCER may terminate this Agreement effective immediately upon written notice to CLIENT with opportunity to cure in the event CLIENT has failed to make any payments required to PRODUCER when due.

Except as provided above, either party may terminate this Agreement upon fifteen (15) days written notice with opportunity to cure within said fifteen (15) days, in the event the other party breaches or repudiates any of its duties, obligations, representations or warranties under this Agreement.

Termination of this Agreement by any party shall in no way limit or constitute a waiver of any rights or remedies that the terminating party may have against the other Party.

Notices

All notices and written communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed via first class mail, postage prepaid to the parties at the following address (or at such address for a party as shall be specified by like notice).

If to PRODUCER:
Attention: Adam MacDonald
TAKE 2 DIRECT, LLC
2082 Business Center Drive #190
Irvine, Ca. 92612
Phone: (714) 979 5555
Fax: (949) 838-0892

If to CLIENT:

Warranties & Representations

Both parties agree that no warranties and representations have been made to induce the making of this Agreement, which are not expressly stated in this Agreement.

Governing Law and Choice of Forum

This Agreement shall be construed and governed in accordance with the laws of the State of California, without regard to choice of laws analysis. In the event of a dispute regarding the performance, interpretation, validity or breach of this Agreement, the parties hereto agree to the exclusive jurisdiction of the state and federal courts in Orange

County, California, and courts with appellate jurisdiction therefore, and agree that said forum is both proper and convenient.

Arbitration of Disputes

Any dispute or claim in law or equity, by or between any of the parties hereto, arising out of this Agreement or any resulting transaction may, if any party so elects, be decided by neutral binding arbitration in accordance with the provisions of this section, rather than by a court action (except as provided by California law for judicial review of arbitration proceedings). Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Within five (5) business days after receipt of written notice from a party submitting any dispute to arbitration pursuant to this section, the parties shall use their best efforts to agree upon a retired judge pursuant to Article VI, Section 21 of the California Constitution and California Rules of Court Rule 244. If the parties are unable to agree upon an arbitrator within ten (10) business days after such notice, the parties shall request the Orange County Superior Court to choose an arbitrator pursuant to Section 1281.6 of the California Civil Code of Procedure. In the event it becomes necessary for PRODUCER to commence legal proceedings to collect an outstanding balance from Client, both parties agree, that PRODUCER at its sole option may file a claim in an applicable court of law in the County of Orange in lieu of arbitration.

Not A Partnership or Joint Venture

Nothing in this Agreement or any acts of the parties shall be deemed by the parties or any third person to create the relationship of principal and agent, a partnership, joint venture, or of any association between the parties.

Amendments and Exhibits

No amendments or Exhibits to this Agreement shall be valid unless put in writing and signed and dated by all of the parties hereto, their successors, or assigns.

Assignment

PRODUCER may assign or transfer its rights and obligations under this Agreement. Client may assign its obligations hereunder with thirty (30) days written notice to PRODUCER, with the provision that all debts are paid in full prior to assignment. All of the terms and provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors and assigns of each of the parties hereto.

Headings

The headings contained in this Agreement are for reference purposes only and shall not effect in any way the meaning or interpretation of any part of this Agreement.

Severability

If any provision of this Agreement shall be determined to any extent to be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and each provision of this Agreement, unless specifically conditioned upon such invalid or unenforceable provision, shall be valid or enforceable to the fullest extent permitted by law.

Entire Agreement

This Agreement, including its Amendments and Exhibits, constitutes the entire governing agreement of the parties and supercedes all prior agreements as related to this PRODUCT and PRODUCTION.

Both parties agree that the above represents their understanding of the agreement and by signing in the space provided below they confirm that they wish to be bound by it's terms.

AGREED AND ACCEPTED BY;

Authorized signer of "Justin Guisinger"

Signature
Print name JUSTIN GUISINGER
Date:

Authorized signer of "TAKE 2 DIRECT, LLC"

Signature
Print name: ADAM MACDONALD
Date:

Production Services agreement
Exhibit 1
PRODUCT

April 2, 2007

Page 1 of exhibit 1

This exhibit is hereby added to the agreement between PRODUCER and CLIENT.

PROJECT DESCRIPTION: Check all boxes that apply

☒ Produce 1 MINUTE SPOT for "PRODUCT"
☐ DRTV consulting services billed at $175/hour

DUE WITH CONTRACT BEFORE SERVICES BEGIN: Per boxes checked above

FIRST HALF PRODUCTION FEE $10,000

AGREED AND ACCEPTED BY;

Authorized signer of JUSTIN GUISINGER'

Signature
Print name:
JUSTIN
GUISINGER

GUISINGER

MACDONALD

Signature
Print name:
ADAM MACDONALD

Exhibit (17) Additional Exhibit

E-17

Stock Subscription Agreement

STOCK SUBSCRIPTION AGREEMENT

Global Media Affiliates, Inc.

Subscriber Name(s):	Justin Guisinger
Address:	125 Hillcrest Drive # 6 Encinitas, CA 92024

Price per Share	$0.001	Number of Shares	75,000,000	CUSIP #	Subscription Price	$75,000

1. SUBSCRIPTION: The undersigned and above referenced "Subscriber" hereby subscribes for the purchase of shares of Common Stock of *Global Media Affiliates, Inc.* a Nevada corporation (the "Company"), in consideration of the total sum above entered and submits the total subscription price with this subscription agreement, by settlement of debt. Such subscription is subject to the following terms and conditions:

   a. No certificate(s) for share(s) shall be issued to the undersigned until the entire stock subscription price is paid; and,

   b. The certificate(s) representing the share(s) delivered pursuant to this subscription agreement shall bear a restrictive legend.

2. REPRESENTATIONS AND WARRANTIES: The undersigned Subscriber hereby represents and warrants to the Company:

   a. The undersigned Subscriber understands that the Company's STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION; ANY STATE SECURITIES AGENCY; OR ANY FOREIGN SECURITIES AGENCY.

   b. The undersigned Subscriber is not an underwriter and would be acquiring the Company's stock solely for investment for his or her own account and not with a view to, or for, resale in connection with any distribution within the meaning of any federal securities act, state securities act or any other applicable federal or state laws;

   c. The undersigned Subscriber understands the speculative nature and risks of investments associated with the Company, and confirms that the stock would be suitable and consistent with his or her investment program; that his or her financial position enable him or her to bear the risks of this investment; and, that there is no public market for the stock subscribed for herein;

   d. The stock subscribed for herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of, if such disposition will violate any federal and/or state securities acts. Disposition shall include, but is not limited to acts of selling, assigning,

transferring, pledging, encumbering, hypothecating, giving, and any form of conveying, whether voluntary or not;

e. To the extent that any federal, and/or state securities laws shall require, the Subscriber hereby agrees that any stock acquired pursuant to this Agreement shall be without preference as to assets;

f. The Company is under no obligation to register or seek an exemption under any federal securities act, state securities act, or any foreign securities act for any stock of the Company or to cause or permit such stock to be transferred in the absence of any such registration or exemption;

g. The Subscriber has had the opportunity to ask questions of the Company and has received additional information from the Company to the extent that the Company possessed such information, necessary to evaluate the merits and risks of any investment in the Company. Further, the Subscriber has been given: (1) All material books, records and financial statements of the Company; (2) all material contracts and documents relating to the proposed transaction; and, (3) an opportunity to question the appropriate executive officers of the Company;

h. The Subscriber has satisfied the suitability standards imposed by his or her applicable state laws and has a preexisting personal and business relationship with the Company.

i. The Subscriber has adequate means of providing for his current needs and personal contingencies and has no need to sell the shares in the foreseeable future (that is at the time of the investment, Subscriber can afford to hold the investment for an indefinite period of time);

j. The Subscriber has sufficient knowledge and experience in financial matters to evaluate the merits and risks of this investment and further, the Subscriber is capable of reading and interpreting financial statements;

3. LIMITED POWER OF ATTORNEY: The undersigned Subscriber hereby constitutes and appoints and grants to the President of the Issuer, a *limited power of attorney* for the the limited purpose of causing proper reporting and disclosure in connection with this subscription.

4. STATUS OF PURCHASER:

[ ] I am not a member of, or an associate or affiliate of a member of the National Association of Securities Dealers.

[ ] I am a member of, or an associate or affiliate of a member of the National Association of Securities Dealers. Attached is a copy of an agreement signed by the principal of the firm with which I am affiliated agreeing to my participation in this investment.

5. MISCELLANEOUS: This Subscription Agreement shall be binding upon the parties hereto, their heirs, executors, successors, and legal representatives. The law of the State of Nevada shall govern the rights of the parties to this Agreement. This Agreement is not assignable without the prior written consent of the Company, any attempt to assign any rights, duties or obligations which arise under this Agreement without the Company's prior express written consent shall be void.

The undersigned Subscriber hereby declares and affirms that he or she has read the within and foregoing Subscription Agreement, is familiar with the contents thereof and agrees to abide by there terms and conditions therein set forth, and knows the statements therein to be true and correct.

I hereby consent to the use of my name in any prospectus or registration statement which may be filed in connection with any public offering of the Company's securities.

In Witness Whereof, the parties have executed and dated this SUBSCRIPTION AGREEMENT as follows:

Dated:

Subscriber's Signature

Second Signature (if applicable)

ACCEPTED BY: *Global Media Affiliates, Inc.*

BY: Justin Guisinger
Authorized Officer

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of SAN DIEGO, State of CALIFORNIA, on JULY 6, 2007.

GLOBAL MEDIA AFFILIATES, INC.

By: Justin Guisinger, Chief Executive Officer. Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Dated: 7/6/7

Justin Guisinger, Secretary

END